


10011667


SEC MAIL
PROCESSING
RECEIVED
APR 0 7 2010
WASH, D.C.
200
SECTION

2009

ANNUAL REPORT TO STOCKHOLDERS



infospace®

NOTICE OF ANNUAL MEETING

PROXY STATEMENT

ANNUAL REPORT ON FORM 10-K

To Our Stockholders:

InfoSpace delivered a strong year of growth and profitability in 2009. Total revenues increased 32% from 2008 and we posted $27 million of Adjusted EBITDA,[1] equal to 13% of revenue.

Our success came from the strength of our metasearch value proposition and the syndication of our results to distribution partners. Our technology leverages the search results from leading search engines, including Google and Yahoo!, to produce highly relevant responses to our customers' queries. By combining the advertising networks of these engines we yield more sponsored results for the relevant queries than a single engine and generate greater revenue than a single platform.

Our accomplishments this year reflect tremendous execution by the distribution team. We added 35 new partners during the year bringing our total number of partners to approximately 100. Our distribution business provides our partners with private-label search, portal products, and DNS error assist. We are uniquely positioned to serve small to medium-sized partners because we provide them with superior monetization as well as value-added services. We continue to be optimistic about the long-term prospects of our syndication business and are focused on developing additional tools and applications to help our partners grow and acquire new users.

During the year, we also continued to invest in our direct-to-consumer efforts, including our flagship search site Dogpile, as well as brands such as MetaCrawler, WebCrawler, and WebFetch. To complement the mature owned and operated search business, we launched two new search sites – DoGreatGood.com and InfoSpace.com in 2009.

We also launched a new non-search initiative that leverages our core capabilities and diversifies our business model. Haggle.com, a competitive shopping site, allows Internet users to bid for the opportunity to purchase new, brand-name electronics, gift cards, and other products at great prices, marks our entry into the e-commerce arena. Haggle is the first initiative in our development strategy of building and launching consumer Internet sites that allow us to use our existing traffic and capabilities to organically diversify our business beyond search.

Our number one goal has always been to increase stockholder value. Our approach to obtaining this goal is diverse. In 2010, we will focus on accelerating the growth in our distribution business, building our core search business, and launching new Web sites beyond search. We ended the year with $226 million in cash. We plan to deploy the cash to acquire new businesses; focusing on businesses that either are currently profitable or have attractive growth prospects and will likely be profitable soon.

2009 was a great year for InfoSpace. We performed well financially, driven by the strength in the distribution business and our ongoing efforts to improve operating efficiencies. I am proud of our record this year, but we can't rest on this success. Our goal for 2010 is to strengthen our position for long-term growth in our business and to put our cash to work on some interesting acquisitions to create additional cash flow and stockholder value.

Thank you for your continued support.

Sincerely,



William Lansing
President and Chief Executive Officer

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[1] Adjusted EBITDA of $27 million is a non-GAAP financial measure that is calculated by adjusting GAAP net income of $7 million to exclude the $20 million aggregate effect of income taxes, depreciation, amortization of intangible assets, stock-based compensation expense, loss on investments, net, and other income, net.

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INFOSPACE, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be held on May 11, 2010

TO THE STOCKHOLDERS:

Notice is hereby given that the Annual Meeting of Stockholders of InfoSpace, Inc., a Delaware corporation, will be held on May 11, 2010 at 10:00 a.m., local time, at the principal executive offices of InfoSpace, Inc., located at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004, for the following purposes:

1. To elect the three Class II directors nominated by the Board of Directors of the Company to serve for their ensuing class term and until their successors are duly elected;
2. To ratify the appointment of Deloitte & Touche LLP as independent registered public accounting firm for InfoSpace for 2010; and
3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on March 19, 2010 as the record date for the determination of stockholders entitled to notice of and to vote at this meeting.

All stockholders are cordially invited to attend the meeting in person. However, to save us the expense of additional solicitation, you are urged to vote online, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction card as promptly as possible. For specific instructions regarding voting online, by telephone, or by mail, please see the enclosed proxy card or voting instruction card. Any stockholder attending the meeting may vote in person even if the stockholder has previously returned a proxy. Please see "Information Concerning Proxy Solicitation and Voting – Questions and Answers" in the Proxy Statement for more details on voting in person at the meeting.

By Order of the Board of Directors,

Alesia Pinney
General Counsel and Secretary

Bellevue, Washington
April 7, 2010

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE VOTE ONLINE, BY TELEPHONE, OR SIGN, DATE, AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED ENVELOPE OR VOTE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE ENCLOSED VOTING INSTRUCTION CARD.

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INFOSPACE, INC.

PROXY STATEMENT FOR
2010 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING PROXY SOLICITATION AND VOTING


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Our Board of Directors is soliciting proxies for the 2010 Annual Meeting of Stockholders and any adjournment or postponement of such meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

The Annual Meeting will be held on May 11, 2010 at 10:00 a.m., local time, at our principal executive offices, located at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004. All proxies are solicited for the purposes set forth herein and in the Notice of Annual Meeting of Stockholders that accompanies this Proxy Statement. Voting materials, which include the Proxy Statement, form of proxy, and Annual Report on Form 10-K for the year ended December 31, 2009, will be sent or otherwise distributed to stockholders on or about April 7, 2010.

Important Notice Regarding the Availability of Proxy Materials for Stockholders Meeting to be Held on May 11, 2010

This Proxy Statement and the Annual Report on Form 10-K for the year ended December 31, 2009 also are available at www.proxyvote.com. For stockholders of record (defined below) you may access your form of proxy on the Internet by following the instructions on the proxy card or voting instruction card. Please note that you will not be required to provide any personal information, other than the identification number provided on the proxy card or voting instruction card, to execute a proxy.

This solicitation of proxies is made on behalf of InfoSpace, and all related costs will be borne by us. In addition, we will reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors, officers, and regular employees, without additional compensation, personally or by telephone.

We do not expect any matters not listed in the Proxy Statement to come before the Annual Meeting. For stockholders of record, if any other matter is presented, your signed proxy card or submission of your proxy by telephone or via the Internet gives the individuals named as proxy holders the authority to vote your shares to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). If any other matters come before the meeting, it is the intention of the persons named in the accompanying proxy card to vote the shares they represent as the Board of Directors may recommend.

Questions and Answers

Q: Who is entitled to vote?

A: All stockholders who owned InfoSpace common stock at the close of business on the record date of March 19, 2010 are entitled to receive notice of the annual meeting and to vote the shares they own as of the record date. Each stockholder is entitled to one vote for each share of common stock held on all matters properly brought before the meeting to be voted on.

35,648,154 shares of our common stock were outstanding and entitled to vote on March 19, 2010. Shares of our common stock were held of record by 933 stockholders on the record date. If your shares are registered directly in your name with the Company's transfer agent, BNY Mellon Shareowner Services, you are considered the stockholder of record with respect to those shares. The number of holders of record does not include beneficial owners of our common stock who hold their shares through brokers, banks, or other holders of record.

Q: How many votes do you need at the meeting to transact business?

A: A majority of InfoSpace's outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Shares that are voted "*FOR*," "*AGAINST*," "*ABSTAIN*," or "*WITHHELD FROM*," as well as broker non-votes (defined below), will be considered present at the meeting for purposes of establishing a quorum.

Your shares are counted as present at the meeting if you are present and vote in person at the meeting, or if you have properly submitted a proxy card or voted by telephone or via the Internet.

Q: What proposals will be voted on at the meeting?

A: There are two Board of Directors proposals scheduled to be voted on at the meeting:

Proposal One: Election of the three Class II directors nominated by the Board of Directors of the Company to serve for their ensuing class term and until their successors are duly elected; and

Proposal Two: Ratification of the appointment of Deloitte & Touche LLP as independent registered public accounting firm for InfoSpace for 2010.

Q: What is the voting requirement to approve each of the proposals?

A: For the election of directors, the three Class II nominees of the Board of Directors of the Company who receive the greatest number of votes from shares present and entitled to vote at the meeting will be elected. Withheld votes and broker non-votes will have no effect on the outcome of the vote.

The proposed ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm requires the affirmative "*FOR*" vote of a majority of the shares cast at the meeting and entitled to vote with respect to such proposal in order for it to be approved. Abstentions will have no effect on the outcome of the vote. Although stockholder approval of such appointment is not required by law and is not binding on the Company, the Audit Committee will take your vote on this proposal into consideration when appointing our independent registered public accounting firm in the future. Even if you ratify the appointment of Deloitte & Touche LLP, the Audit Committee may in its sole discretion terminate such engagement and direct the appointment of another independent public registered accounting firm at any time during the year, although it has no current intention to do so.

Q: What if I do not vote for some of the items listed on my proxy card or voting instruction card?

A: In the election of the directors (Proposal One), you may vote "*FOR*" each of the nominees or your vote may be "*WITHHELD*" with respect to any nominee. You may vote "*FOR*," "*AGAINST*," or "*ABSTAIN*" on the ratification of the appointment of Deloitte & Touche LLP as InfoSpace's independent registered public accounting firm. If you provide specific voting instructions, your shares will be voted as you have instructed.

If you are a stockholder of record and just sign your proxy card with no further instructions, the persons named in the enclosed proxy will vote "*FOR*" each director nominee listed in this Proxy Statement and vote "*FOR*" the ratification of the appointment of Deloitte & Touche LLP as InfoSpace's independent registered public accounting firm for 2010. If any other matters are properly presented for consideration at the Annual Meeting, the persons named in the enclosed proxy will have discretion to vote on those matters in accordance with their best judgment, and it is their intention to vote such shares as the Board of Directors may recommend. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Important Note Regarding Changes to Discretionary Voting by Brokers

If you hold your shares in a brokerage account in your broker's name (this is called *"Street Name"*), it is critical that you cast your vote if you want it to count in the election of directors (Proposal One). In the past, if you held shares in Street Name and did not indicate how you wanted your shares voted in an uncontested election of directors, your broker had the ability to cast your votes as it felt appropriate. However, due to recent regulatory changes, **no votes will be cast on your behalf** in an uncontested election of directors if you hold your shares in Street Name and you do not instruct your bank or broker how to vote. In such a case, your shares will be considered "broker non-votes" with regard to such proposals because the broker will not have discretionary authority to vote such shares.


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Your broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Proposal Two).

Q: How may I vote my shares in person at the meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the meeting. If you hold your shares through a bank, broker, or other holder of record, and you wish to vote at the meeting, you must present a legal proxy from your broker or other holder of record in order to vote at the meeting. If you choose to attend the meeting, please bring proof of identification for entrance to the meeting, and, if you hold your shares through a bank, broker, or other holder of record, your proof of ownership, such as a brokerage statement. Even if you currently plan to attend the Annual Meeting, we recommend that you submit your proxy card or voting instruction card as described above so that your vote will be counted if you later decide not to attend the meeting.

Q: How can I vote my shares without attending the meeting?

A: Whether you hold shares directly as a stockholder of record or beneficially through a broker, bank, or other nominee, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held through a broker, bank, or other nominee, by submitting voting instructions to your broker, bank, or other nominee. In most cases, you will be able to do this by telephone, via the Internet, or by mail. For stockholders of record, please refer to the summary instructions included on your proxy card or voting instruction card. For shares held through a broker, bank, or other nominee, please refer to the voting instruction card that will be provided by your broker, bank, or other nominee.

If your shares are registered under different names, or if they are in more than one account, you may receive more than one proxy card or voting instruction card. Please follow the instructions on each proxy card or voting instruction card to ensure that all of your shares are represented at the meeting. Please sign each proxy card exactly as your name or names appear on the proxy card. For joint accounts, each owner should sign the proxy card. When signing as executor, administrator, attorney, trustee, or guardian, etc., please print your full title on the proxy card.

BY TELEPHONE OR THE INTERNET – If you have telephone or Internet access, you may submit your vote by following the instructions on the proxy card or voting instruction card.

BY MAIL – You may submit your proxy by mail by signing your proxy card or, for shares held through a broker, bank, or other nominee, by following the voting instruction card included by your broker, bank, or other nominee and mailing it in the enclosed, postage-paid envelope.

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Q: How can I change my vote?

A: You may change your vote at any time before the final vote at the meeting.

If you are a stockholder of record, you may change your vote by signing and submitting a new proxy card with a later date, voting by telephone or via the Internet as instructed above (only your latest telephone or Internet proxy is counted) or by attending the meeting and voting in person (as described above). Attending the meeting will not revoke your proxy unless you specifically request it.

If you hold your shares through a broker, bank, or other nominee, you should contact your broker, bank, or other nominee prior to the time such voting instructions are exercised.

Q: What are InfoSpace's voting recommendations?

A: Our Board of Directors recommends that you vote your shares *"FOR"* each nominee to the Board of Directors listed in this Proxy Statement and *"FOR"* the ratification of Deloitte & Touche LLP as InfoSpace's independent registered public accounting firm.

Q: Where can I find the voting results of the meeting?

A: The preliminary voting results will be announced at the meeting. The final results will be published in a Current Report on Form 8-K within four business days of the end of meeting, which will be filed with the Securities and Exchange Commission and will also be available at www.infospaceinc.com. If final results are not available within four business days of the end of meeting, preliminary results will be published in a Current Report on Form 8-K at that time, and the final results will be published in an amended Current Report on Form 8-K/A when they are available.

Q: Is a list of registered stockholders available?

A: The Company's list of stockholders as of March 19, 2010 will be available for inspection for 10 days prior to the 2010 annual meeting and at the annual meeting for any purpose reasonably relevant to the meeting. If you want to inspect the stockholder list, please call our Senior Director of Investor Relations at (425) 201-6100 or (866) 438-4677 to schedule an appointment.

"Householding" of Proxy Materials

We have adopted a procedure approved by the U.S. Securities and Exchange Commission ("***SEC***") called "householding." Under this procedure, stockholders of record who have the same address and last name and who do not participate in electronic delivery of proxy materials will receive only one set of our proxy materials, unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. We believe this will provide greater convenience for our stockholders, as well as cost savings for us by reducing the number of duplicate documents that are mailed.

Stockholders who participate in householding will continue to receive separate proxy cards. Householding will not in any way affect your rights as a stockholder.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of our proxy materials, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact Broadridge, either by calling toll-free (800) 542-1061, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

If you participate in householding and wish to receive a separate copy of our Annual Report on Form 10-K for the year ended December 31, 2009 or this Proxy Statement, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact Broadridge as indicated above.

Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record.


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PROPOSAL ONE

ELECTION OF DIRECTORS

General

Our Board of Directors currently comprises nine members, divided into three classes with overlapping three-year terms. A director serves in office until his or her respective successor is duly elected and qualified unless the director resigns or by reason of death or other cause is unable to serve in the capacity of director. If a director resigns before the end of his or her term, the Board of Directors may appoint a director to fill the remainder of that term or leave the position vacant. Stockholder election of directors may only take place at the annual meeting at which the three-year term of that director would expire or at a special meeting of stockholders called for such purpose.

Nominees for Directors

Three Class II directors are to be elected at the Annual Meeting for a three-year term ending in 2013. The Board of Directors has nominated Richard D. Hearney, William J. Lansing, and James F. Voelker for re-election as Class II directors. The Board of Directors has affirmatively determined that Mr. Hearney is an independent director as defined in the Nasdaq Marketplace Rules, while Mr. Lansing and Mr. Voelker, as employees of the Company, were not determined to be independent directors. For further information on the director nominees, see "Information Regarding the Board of Directors and Committees" below. For further information on the process of director nominations and criteria for selection of director nominees, see "Director Nomination Process" below.

Unless otherwise instructed, the proxy holders will vote the proxies received by them "*FOR*" the three nominees listed in this Proxy Statement. Each of the director nominees have consented to be named in this Proxy Statement and agreed to continue to serve as a director if elected by stockholders. In the event that any of these nominees to the Board of Directors is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for a nominee who may be designated by the present Board of Directors to fill the vacancy. It is not expected that any of the nominees will be unable or will decline to serve as a director. Alternatively, the Board of Directors may reduce the size of the Board of Directors or maintain such vacancy.

Required Vote; Election of Directors

If a quorum is present, the three Class II nominees receiving the highest number of votes will be elected to the Board of Directors. Votes withheld from any nominee and broker non-votes will be counted for purposes of determining the presence or absence of a quorum, but will not otherwise have an effect on the outcome of the vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED HEREIN

INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES

The "Director Nominees" and "Continuing Directors" sections below set forth the business experience during at least the past five years for each Board of Directors nominee and each of the directors whose term of office will continue after the annual meeting. In addition, such sections include a brief discussion of the specific experience, qualifications, attributes, and skills that led to the conclusion that the directors and nominees should serve on the Board of Directors at this time. The Board of Directors nominates candidates for election after receiving recommendations from the Nominating and Governance Committee, which bases its recommendations on the criteria set forth in our Director Nomination Policy as described below under "Director Nomination Process." The Board of Directors believes that the directors and nominees have an appropriate balance of knowledge, experience, attributes, skills, and expertise as a whole to ensure the Board of Directors appropriately satisfies its oversight responsibilities and acts in the best interests of stockholders.


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Director Nominees

Class II – Terms expiring in 2010

The names of the nominees of the Board of Directors and certain information about them are set forth below:

Name of Director	Age	Positions with InfoSpace	Director Since
Richard D. Hearney	70	Director	2001
William J. Lansing	51	Chief Executive Officer, President, and Director	2009
James F. Voelker	59	Chairman	2002

Richard D. Hearney has served as a director of InfoSpace since September 2001. General Hearney is a retired United States Marine Corps four-star general who served as the Assistant Commandant of the United States Marine Corps from 1994 to 1996. In 2002, General Hearney founded RDM Strategies, Inc., and he currently serves on its board of advisors. General Hearney served as President and Chief Executive Officer of Business Executives for National Security, an organization focusing on national security policy, from December 2000 to April 2002. From 1996 to 1999, General Hearney was an executive with McDonnell Douglas Corporation, and then its acquirer, the Boeing Company. From 2004 to 2005, General Hearney served as a director of Defense Industries International, Inc.

Relevant Qualifications and Experience: General Hearney has extensive experience in leadership and management gained through his military service and his subsequent business ventures, as well as significant familiarity with InfoSpace as a director of the Company for the past nine years.

William J. Lansing has served as our Chief Executive Officer and President, and as a director, since February 2009. From December 2003 to October 2007, Mr. Lansing served as Chief Executive Officer, President, and director of ValueVision Media, Inc., a direct marketing company. From September 2001 to December 2003, he served as a General Partner of General Atlantic LLC, a private equity investment firm. From April 2000 to August 2001, he was Chief Executive Officer of NBC Internet, Inc., an integrated Internet media company. From April 1998 to March 2000, he served as President, then as Chief Executive Officer, of Fingerhut Companies, Inc., a direct marketing company. From November 1996 to May 1998, Mr. Lansing served as Vice President, Corporate Business Development for General Electric Company. Mr. Lansing serves on the Board of Directors of Fair Isaac Corporation and RightNow Technologies, Inc. and previously served as a director of Digital River, Inc. from November 1998 to May 2009.

Relevant Qualifications and Experience: Mr. Lansing has extensive experience in management from his work as an executive, and extensive board experience from his current and prior directorships of publicly traded companies. He also has significant expertise in the technology industry, particularly in the areas of Internet and e-commerce. Mr. Lansing has familiarity with InfoSpace as the Company's Chief Executive Officer.

James F. Voelker has served as our Chairman of the Board since December 2002. He also served as Chief Executive Officer from December 2002 to February 2009, and as President from December 2002 to April 2003 and from December 2005 to February 2009. He has served as a director since July 2002. Mr. Voelker previously served as President and a director of NEXTLINK Communications, Inc. (now XO Communications, Inc.), a broadband communications company, and as a director of Comdisco Electronics Group, Inc. and 360Networks, Inc.

Relevant Qualifications and Experience: Mr. Voelker has extensive experience and expertise in management, board service, and the technology industry as an executive and director, as well as significant familiarity with InfoSpace as the Company's former Chief Executive Officer and as a director for the past eight years.


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Continuing Directors

Class III – Terms expiring in 2011

The names of our Class III directors, whose terms expire in 2011, and certain information about them are set forth below:

Name of Director	Age	Positions with InfoSpace	Director Since
Jules Haimovitz	59	Director	2005
Elizabeth J. Huebner	52	Director	2009
Braden R. Kelly	39	Director	2009

Jules Haimovitz has served as a director of InfoSpace since October 2005. Since July 2007, he has served as President of Haimovitz Consulting, a media consulting firm. From July 2002 to July 2007, Mr. Haimovitz served as Vice Chairman and Managing Partner of Dick Clark Productions Inc., a producer of programming for television, cable networks, and syndicators. From June 1999 to July 2004, Mr. Haimovitz served in various capacities at Metro Goldwyn Mayer Inc., including President of MGM Networks Inc., Executive Consultant to the CEO, and Chair of the Library Task Force. Mr. Haimovitz's career has also included experience as a director and CEO of VJN, Inc., executive and director at Spelling Entertainment, Inc., executive at King World Productions and Viacom, Inc., and director of Orion Pictures and Onstage Entertainment. Mr. Haimovitz served as a director of Imclone, Inc. from May 2007 to November 2008 when the company was acquired. Mr. Haimovitz is currently a director of Blockbuster, Inc.

Relevant Qualifications and Experience: Mr. Haimovitz has a strong background in the management of publicly traded companies and related board service, both as an executive and director. He also has extensive experience in mergers and acquisitions of both public and private companies. In addition, the Board of Directors has determined that he is qualified as an "Audit Committee Financial Expert" under the SEC's rules.

Elizabeth J. Huebner has served as a director of InfoSpace since May 2009. Ms. Huebner retired from a 26-year career in the finance sector in 2006. Prior to retiring, Ms. Huebner was Chief Financial Officer from 2000 to 2006 at Getty Images, Inc., a provider of visual content and rights services.

Relevant Qualifications and Experience: Ms. Huebner has significant experience as an executive in the technology industry, and a very strong background in finance. The Board of Directors has determined that she is qualified as an "Audit Committee Financial Expert" under the SEC's rules.

Braden R. Kelly has served as a director of InfoSpace since September 2009. Mr. Kelly currently serves as a senior advisor to Health Evolution Partners, a San Francisco-based private equity firm. Additionally, Mr. Kelly serves on the board of edo Interactive, Inc., a developer in digital payment and marketing platforms.

From 1995 to 2006, Mr. Kelly was with General Atlantic LLC, a private equity investment firm focused on growth investing, where he served as a partner and managing director. Mr. Kelly was a director of Eclipsys Corporation from February 2001 to June 2008, and a director of ProxyMed, Inc. from April 2002 to October 2006. He served as acting Chairman of the Board of Directors of ProxyMed, Inc. from February 2006 to October 2006. Prior to joining General Atlantic, Mr. Kelly worked in the investment banking division at Morgan Stanley & Co. as a member of the mergers, acquisitions, and restructuring department.

Relevant Qualifications and Experience: Mr. Kelly has extensive experience and expertise in the technology industry as an investor in, advisor to, and director of technology companies. Mr. Kelly also has a strong background in finance, mergers and acquisitions, and strategy.


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Class I – Terms expiring in 2012

The names of our Class I directors, whose terms expire in 2012, and certain information about them are set forth below:

Name of Director	Age	Positions with InfoSpace	Director Since
John E. Cunningham, IV	52	Director	1998
Lewis M. Taffer	62	Director	2001
William J. Ruckelshaus	45	Director	2007

John E. Cunningham, IV has served as a director of InfoSpace since July 1998 and as the Lead Independent Director of InfoSpace since February 2010. Mr. Cunningham has been a general partner of Clear Fir Partners, L.P., a private equity investment partnership, since February 1998. From July 2006 to June 2008, he served as a board member of Citel Technologies, Inc., a telecommunications company, and also served as its non-executive Chairman from January 2004 to July 2006. From April 1996 until February 2003, he served as President of Kellett Investment Corporation, an investment fund for private companies. Currently, Mr. Cunningham serves as a board member of Audience Science, Inc. and as an advisor to Petra Growth Funds and to Qliance, Inc.

Relevant Qualifications and Experience: Mr. Cunningham has extensive experience in, and a significant knowledge of, the technology industry from his work with various technology companies as an executive, investor, advisor, and director. Mr. Cunningham also has significant experience with InfoSpace gained through 12 years as a director.

Lewis M. Taffer has served as a director of InfoSpace since June 2001. The bulk of Mr. Taffer's career (1979-2001) was spent at American Express Company, where he headed the American Express Gold Card, launched the Membership Rewards program, and developed the ShopAmex online commerce platform. He has also served as Executive Vice President of America Online, Inc. and an independent consultant specializing in marketing, business development, and strategic partnerships. Since March 2006, Mr. Taffer has served as an Operating Advisor at Pegasus Capital Advisors, a private equity fund manager, and as a director and senior executive of iGPS Company LLC, operator of pallet rental service offering all-plastic pallets with embedded RFID (radio frequency identification) tags.

Relevant Qualifications and Experience: Mr. Taffer has extensive experience in advertising, direct marketing, and online commerce, developed as an executive of and consultant to various technology companies. Mr. Taffer also has significant familiarity with InfoSpace gained through nine years as a director.

William J. Ruckelshaus has served as a director of InfoSpace since May 2007. Mr. Ruckelshaus has served as Chief Operating Officer of Audience Science, Inc. (formerly known as RevenueScience, Inc.), an Internet advertising technology and services company, since August 2008, and as its Chief Financial Officer from May 2006 to August 2008. From July 2002 to April 2006, he served as Senior Vice President, Corporate Development at Expedia, Inc., an online travel agency, where he oversaw Expedia's mergers and acquisitions and led the corporate strategic planning effort.

Relevant Qualifications and Experience: Mr. Ruckelshaus has relevant experience as an executive in the technology industry and a strong background in finance and strategy. The Board of Directors has determined that he is qualified as an "Audit Committee Financial Expert" under the SEC's rules.

Board of Directors and Committee Information

Leadership Structure. The leadership structure of the Board of Directors of InfoSpace consists of Chairman James Voelker, Lead Independent Director John Cunningham, and the Chairs of each of the principal committees of the Board of Directors. In the current structure, the Chairman position is not combined with the Chief Executive Officer ("***CEO***") position, which is filled by William Lansing. In February 2010, the Board of Directors approved the creation of the position of Lead Independent Director, to be filled by an independent director when the Company's Chairman is not an independent director. The independent directors of InfoSpace elected John Cunningham as the Lead Independent Director. Mr. Cunningham's responsibilities as Lead Independent Director include: leading the independent directors in executive sessions of the Board of Directors; calling meetings of the independent directors; consulting on and approving Board of Directors meeting schedules and agenda; coordinating with the Chair of the Compensation Committee as to the evaluation of the performance of the CEO by the non-management directors; serving as a liaison between the independent directors and the Chairman, and as a contact person to facilitate communications between the Company's employees, stockholders, and other stakeholders with the non-management members of the Board of Directors; and such other duties as the independent directors deem appropriate. The Board of Directors believes that the current leadership structure is appropriate because it balances the experienced and knowledgeable direction provided by our Executive Chairman, who has been an employee of the Company since 2002 and is the former CEO, with the independent oversight provided by our Lead Independent Director.

Independence. A majority of the members of the Board of Directors must be independent directors. The Board of Directors recently undertook its annual review of director independence in accordance with the applicable rules of Nasdaq. The independence rules include a series of objective tests, including that the director is not employed by us and has not engaged in various types of business dealings with us. In addition, the Board of Directors is required to make a subjective determination as to each independent director that no relationships exist that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the Board of Directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management.

The Board of Directors has affirmatively determined that each of John Cunningham, Jules Haimovitz, Richard Hearney, Elizabeth Huebner, Braden Kelly, William Ruckelshaus, and Lewis Taffer is an independent director as defined in the Nasdaq Marketplace Rules. In determining independence, the Board of Directors considered, among other things, that Mr. Cunningham's brother is a non-executive, at-will employee of the Company.

Each of the members of the Audit Committee, Compensation Committee, and Nominating and Governance Committee are independent under the Nasdaq rules. In addition, the Board of Directors has affirmatively determined that the members of the Audit Committee qualify as independent under the audit committee independence rules established by the SEC.

Risk Management. The Board of Directors oversees the Company's risk management, both as a full Board of Directors and through its committees. This oversight is administered primarily through the following:

- the Board of Directors' periodic review and approval of management strategic plans, including the projected opportunities and challenges facing the business;
- the Board of Directors' oversight of succession planning;

- the Board of Directors' oversight of capital spending and financings;
- the Audit Committee's oversight of the Company's internal controls over financial reporting and its discussions with management and the independent accountants regarding the quality and adequacy of internal controls and financial reporting (and related reports to the full Board of Directors);
- the Nominating and Corporate Governance's leadership in the self-evaluation assessments of the Board of Directors and committees; and
- the Compensation Committee's review and approvals regarding executive officer compensation and its relationship to the Company's business plan, as well its review of compensation plans generally and the related risks.


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Meeting Attendance. The Board of Directors of InfoSpace held a total of 19 meetings during 2009. For 2009, no director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and committees thereof, if any, on which such director served during the period for which he or she has been a director or committee member. Our Board of Directors has not adopted a formal policy regarding directors' attendance at our annual meetings of stockholders, but our directors are encouraged to attend. John Cunningham, Jules Haimovitz, Richard Hearney, William Lansing, William Ruckelshaus, Lewis Taffer, George Tronsrue, and James Voelker attended the initial session of our 2009 Annual Meeting of Stockholders on May 11, 2009 at the Westin Hotel in Bellevue, Washington. The second session of our 2009 Annual Meeting of Stockholders, which occurred as a result of the adjournment of the initial session and was held in our headquarters on June 4 for the purpose of a final counting of votes, was not attended by any directors.

Communication with the Board of Directors. The Board of Directors believes that management speaks for InfoSpace. Individual Board members may occasionally meet or otherwise communicate with our stockholders and other constituencies that are involved with InfoSpace, but it is expected that Board members would do this with the advance knowledge of management and at the request of management, absent unusual circumstances or as contemplated by Board committee charters. Stockholders who wish to communicate with the Board of Directors, or with any individual member of the Board of Directors, may do so by sending such communication in writing to the attention of the Corporate Secretary at the address of our principal executive office with a request to forward to the intended recipient. The Corporate Secretary will generally forward such communication to the Board of Directors or the specific Board member. However, the Corporate Secretary reserves the right to not forward any material that is inappropriate.

Corporate Web Site. Our corporate Web site, located at www.infospaceinc.com, contains information regarding our Company, including information regarding our directors, executive officers, and corporate governance documents. That information includes our Certificate of Incorporation, Bylaws, Committee Charters, Director Nomination Policy, Code of Business Conduct and Ethics (which is applicable to all of our employees), and our Corporate Governance Guidelines. We use our corporate Web site to provide current information to investors, including information on recent developments and upcoming events.

Committees. The Board of Directors' committee structure consists of three principal standing committees (the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee) and several other minor standing or ad hoc committees, the composition, number, and membership of which the Board of Directors may revise from time to time, as appropriate. Copies of our Audit Committee charter, Compensation Committee charter, and Nominating and Governance Committee charter can be found on our corporate Web site at www.infospaceinc.com. You may also request copies of these documents and other corporate governance documents available on our Web site from Investor Relations at (425) 201-6100 or (866) 438-4677.

As part of the annual review of the membership of committees required of the Nominating and Governance Committee by its charter, the Nominating and Governance Committee recommended, and the Board of Directors has approved, revisions to the membership and leadership of its current standing committees, effective as of the

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conclusion of the annual meeting on May 11, 2010. The current and anticipated membership and leadership of each of the standing committees is set forth in the tables below, as is the number of 2009 meetings for those committees:

Current Standing Committees as of March 25, 2010

Director	Audit Committee	Compensation Committee	Nomination and Governance Committee	Special Litigation Committee	Strategy Committee
John Cunningham					M
Jules Haimovitz	M				M
Richard Hearney		M	M		
Elizabeth Huebner	M		M	C	
Braden Kelly		M	M	M	
William Lansing					M
William Ruckelshaus	C		C		
Lewis Taffer	M	C			
James Voelker					C
Number of Meetings in 2009	8	10	5	16	19

(M = Committee Member; C = Committee Chair)

Anticipated Standing Committees after May 11, 2010

Director	Audit Committee	Compensation Committee	Nomination and Governance Committee	Special Litigation Committee	Strategy Committee
John Cunningham		M			M
Jules Haimovitz	M				M
Richard Hearney		M			
Elizabeth Huebner	C		M	C	
Braden Kelly		C	M	M	
William Lansing					M
William Ruckelshaus	M		C		
Lewis Taffer			M		
James Voelker					M

(M = Committee Member; C = Committee Chair)

The Audit Committee. The Audit Committee currently consists of non-employee directors: Jules Haimovitz, Elizabeth Huebner, William Ruckelshaus, and Lewis Taffer. Mr. Ruckelshaus is Chair of the Audit Committee. The Audit Committee is responsible for providing independent, objective oversight and review of the Company's auditing, accounting, and financial reporting processes. Among other functions, the Audit Committee's duties include the following:

- Authority regarding the appointment, compensation, oversight, and retention of our independent registered public accounting firm;
- Pre-approving all services (audit and non-audit) to be performed by the independent registered public accounting firm;
- Reviewing the adequacy and effectiveness of our accounting and financial controls, including controls over financial reporting;

- Reviewing our audited financial statements and quarterly financial information and discussing them with management and the independent registered public accounting firm;
- Establishing procedures for receiving and reviewing accounting-related complaints and concerns by whistle blowers;
- Reviewing and monitoring compliance with our risk management and investment policies;
- Reviewing and pre-approving related person transactions; and
- Reviewing, approving, and monitoring compliance with our Code of Business Conduct and Ethics.

The Board of Directors has determined that each Committee member has sufficient knowledge in reading and understanding financial statements to serve on the Committee. The Board of Directors has further determined that Mr. Haimovitz, Ms. Huebner, and Mr. Ruckelshaus qualify as "audit committee financial experts" in accordance with SEC rules and the professional experience requirements of Nasdaq. The designation of an "audit committee financial expert" does not impose upon such persons any duties, obligations, or liabilities that are greater than those that are generally imposed on each of them as a member of the Committee and the Board of Directors, and such designation does not affect the duties, obligations, or liability of any other member of the Committee or the Board of Directors.

The Compensation Committee. The Compensation Committee currently consists of non-employee directors Richard Hearney, Braden Kelly, and Lewis Taffer. Mr. Taffer is Chair of the Compensation Committee. The Compensation Committee's duties include the following:

- Annually evaluating the performance of, and reviewing and approving the compensation of, our CEO and other executive officers;
- Recommending to the full Board of Directors any changes to the non-employee director compensation plan;
- Reviewing and recommending compensation for directors;
- Annually reviewing and making recommendations to management regarding general compensation goals and guidelines for employees and criteria by which employee bonuses are determined; and
- Acting as administrator of InfoSpace's stock plans.

A description of the considerations and determinations of the Compensation Committee regarding the compensation of our Named Executive Officers is contained in "Compensation Discussion and Analysis" below. A description of the compensation program for our non-employee directors is set forth in "Director Compensation" below.

Role of Management. Similar to prior years, in 2009 the Compensation Committee took significant direction from the recommendations of the CEO and Chief Financial Officer ("***CFO***") with respect to the design and implementation of the Company's compensation program for its executive officers. See "Compensation Discussion and Analysis – Advisors Utilized in Compensation Determinations" for further information.

Role of Compensation Consultant. The Compensation Committee did not engage a compensation consultant with respect to the 2009 compensation programs for executive officers and non-employee directors. However, the Compensation Committee did review market data with respect to the executive officer compensation program; see "Compensation Discussion and Analysis – Advisors Used in Compensation Determinations" for further information.

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The Nominating and Governance Committee. The Nominating and Governance Committee currently consists of non-employee directors Richard Hearney, Elizabeth Huebner, Braden Kelly, and William Ruckelshaus. Mr. Ruckelshaus is Chair of the Nominating and Governance Committee. The Nominating and Governance Committee's duties include:

- Assisting the Board of Directors by identifying prospective director nominees and recommending to the Board of Directors the director nominees for the next annual meeting of stockholders;
- Reviewing, and recommending to the Board of Directors any appropriate changes to, the InfoSpace Corporate Governance Guidelines and Director Nomination Policy;
- Reviewing proposed changes to the Company's Articles of Incorporation and Bylaws and making recommendations for any such changes to the Board of Directors;
- Evaluating the performance and effectiveness of the committees and the Board of Directors as a whole;
- Recommending to the Board of Directors membership for each committee;
- Overseeing director orientation and education;
- Evaluating committee structure and recommending changes to the Board of Directors;
- Monitoring compliance with independence standards by the directors;
- Monitoring, and periodically reporting to the Board of Directors, any significant developments in the law and practice of corporate governance; and
- Considering stockholder nominees for election to the Board of Directors as described below under "Director Nomination Process."

The Strategy Committee. The Strategy Committee currently consists of directors John Cunningham, Jules Haimovitz, William Lansing, and James Voelker. Mr. Voelker is Chair of the Strategy Committee. The Strategy Committee's duties include: reviewing and providing guidance to management with respect to strategic transactions; reviewing, considering, and making recommendations to the Board of Directors regarding strategic transactions; and providing periodic reports to the Board of Directors of any strategic transactions being considered by management.

The Special Litigation Committee. The Special Litigation Committee currently consists of non-employee directors Elizabeth Huebner and Braden Kelly. Ms. Huebner is Chair of the Special Litigation Committee. The Special Litigation Committee's duties include: investigating, reviewing, and analyzing the facts, events, and circumstances relating to the claims made in the stockholder derivative action (the "***Derivative Action***") brought by Anne D. Manos, (such action as further described in the "Litigation" section of "Note 7: Commitments and Contingencies" in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K); considering and determining whether or not prosecution or continuation of such claims is in the best interests of the Company and its stockholders; determining what action, if any, the Company should take with respect thereto; taking any other action the Special Litigation Committee deems appropriate with respect to the Derivative Action and its claims; retaining and terminating legal counsel and other advisors; and exercising all of the powers and authority of the Board of Directors that may be lawfully delegated to such committee with respect to the foregoing matters and the Derivative Action.

Director Nomination Process

The Nominating and Governance Committee is responsible for reviewing and recommending nominees to the Board of Directors, which is responsible for approving director nominees for election at the annual meeting, and director appointments to fill any Board of Directors vacancies. The Nominating and Governance Committee's objective, pursuant to its charter, is to ensure that the Board of Directors is properly constituted to meet its fiduciary obligations to InfoSpace and its stockholders.

In considering director candidates, the Nominating and Governance Committee seeks the following minimum qualifications, as set forth in the Company's Corporate Governance Guidelines and Director Nomination Policy:

- Commitment to InfoSpace's business success, consistent with the highest standards of responsibility and ethics;
- Representation of the best interests of all of InfoSpace's stockholders and not any particular constituency;
- Conscientious preparation for, attendance at, and participation in Board of Directors and applicable committee meetings;
- No personal or professional commitments that would interfere or conflict with his or her obligations to InfoSpace and its stockholders;
- An established record of professional accomplishment in his or her chosen field; and
- No material personal, financial, or professional interest in any InfoSpace competitor that would interfere or conflict with his or her obligations to InfoSpace and its stockholders.


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The Nominating and Governance Committee also considers the professional and personal experience of each nominee and whether that nominee has expertise relevant to InfoSpace's business objectives. Although the Board of Directors does not have a formal diversity policy, the Board of Directors desires candidates that contribute to the Board of Directors' overall diversity, with diversity being broadly construed to mean a variety of personal and professional experiences, opinions, perspectives, and backgrounds.

The Nominating and Governance Committee's general view is to re-nominate incumbent directors who continue to satisfy the Committee's criteria for membership on the Board of Directors, continue to make important contributions to the Board of Directors, and consent to continue their service on the Board of Directors. If a vacancy on the Board of Directors occurs or the Board of Directors increases in size, the Nominating and Governance Committee will actively seek individuals that satisfy its criteria for membership on the Board of Directors and the Nominating and Governance Committee may solicit ideas for possible Board of Directors candidates from a variety of sources, including members of the Board of Directors, Company executives, or individuals known to the members of the Board of Directors or Company executives through personal or professional relationships. The Nominating and Governance Committee has not paid a third party to identify or evaluate potential nominees in 2009 or with respect to the current slate of nominees. However, the Committee has the authority to retain a search firm, at InfoSpace's expense, to be used to identify or evaluate director candidates at its discretion.

Any stockholder may recommend candidates for election as directors by following the procedures set forth in our Bylaws and Director Nomination Policy, including the applicable notice, information, and consent provisions. For further information regarding these procedures, see "Deadline for Receipt of Stockholder Proposals" below. A copy of our Bylaws and Director Nomination Policy is available on our corporate Web site at www.infospaceinc.com.

Any single stockholder, or group of stockholders, that has beneficially owned more than 5% of our outstanding common stock for at least one year may propose a director candidate for evaluation by the Nominating and Governance Committee by delivering a written notice to the Nominating and Governance Committee that satisfies the notice, information, and consent requirements of our Bylaws and the Director Nomination Policy. The Committee will evaluate such recommended nominees against the same criteria that it uses to evaluate other nominees. Any such Board of Directors candidate must be independent of the stockholder in all respects and must also qualify as an independent director under applicable Nasdaq Marketplace Rules. The notice must be received by the Nominating and Governance Committee no later than the date that is 120 calendar days before the anniversary of the date that our Proxy Statement was released to stockholders in connection with the previous year's annual meeting. The notice must include, among other things, proof of the required stock ownership, proof of identification of the stockholder(s) submitting the proposal, and information regarding the proposed Board of Directors candidate. The notice should be sent to the following address:

Chair, Nominating and Governance Committee
InfoSpace, Inc.
c/o Corporate Secretary
601 – 108th Avenue NE, Suite 1200
Bellevue, WA 98004

The Nominating and Governance Committee did not receive any recommendations for director candidates for the 2010 annual meeting from any non-management stockholder or group of stockholders that beneficially owns more than 5% of InfoSpace's common stock.

Director Compensation

Non-employee director compensation consists of a mix of cash and equity. The combination of cash and equity compensation is intended to provide incentives for non-employee directors to continue to serve on the Board of Directors, to further align the interests of the Board of Directors and stockholders and to attract new non-employee directors with outstanding qualifications. Directors who are employees or officers of the Company or any of its subsidiaries do not receive any compensation for serving on the Board of Directors and therefore are excluded from the director compensation table below. The Compensation Committee intends to review the non-employee director compensation program on a regular basis and make recommendations to the Board of Directors as appropriate.

2009 Non-Employee Director Compensation

The following table sets forth the compensation program for non-employee directors for 2009:

Annual cash retainer:	
Audit Committee chair	$20,000
Other directors	$15,000
Attendance fees per Board of Directors or Committee meeting	$ 750
Nonqualified options to purchase common stock-in shares	
Newly elected or appointed director (January – September 17, 2009)	10,000
Newly elected or appointed director (September 18 – December 2009)	50,000
Annual equity retainer (except if newly appointed or elected within three months of annual meeting)	7,500

The option awards are made pursuant to the InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan (the "***1996 Plan***"). See below for information regarding the Board of Directors' September 2009 revisions to the non-employee director compensation plan. The Company does not coordinate the timing of share grants with the release of material non-public information, as grants are made as of the annual meeting date or appointment or election date.

The Company reimburses all directors for expenses incurred in attending meetings or performing their duties as directors. The Company does not provide any perquisites to directors.

Director Compensation for 2009

The following table sets forth information concerning the compensation of each non-employee directors for 2009. No stock awards were awarded to the non-employee directors in 2009:

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
John E. Cunningham, IV	$47,250	$ 17,088(2)	$ 64,338
Jules Haimovitz	$48,750	$ 17,088(2)	$ 65,838
Richard D. Hearney	$37,500	$ 17,088(2)	$ 54,588
Elizabeth J. Huebner(3)	$38,250	$ 22,499	$ 60,749
Braden R. Kelly(4)	$10,500	$171,960	$182,460
William J. Ruckelshaus	$44,750	$ 17,088(2)	$ 61,838
Lewis M. Taffer	$42,750	$ 17,088(2)	$ 59,838
George M. Tronsrue, III(5)	$36,000	$ 17,088(2)	$ 53,088


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(1) Consists of options granted under the 1996 Plan to purchase shares of our common stock. The dollar amount is the grant date fair value, which for each option granted on May 11, 2009, June 4, 2009, and September 18, 2009 was $22,499, $17,088 and $171,960, respectively. Assumptions used in the valuation of Option Awards are discussed in "Note 6: Stock-based Compensation Expense" in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2009.
(2) Options to purchase 7,500 shares of our common stock were granted to the six non-employee directors on June 4, 2009 and are expected to vest on June 4, 2010. The aggregate number of option awards outstanding at December 31, 2009 for each non-employee director is provided in a separate table below.
(3) Ms. Huebner joined our Board of Directors on May 11, 2009 and was granted options to purchase 10,000 shares of our common stock upon appointment, which is expected to vest on May 11, 2010.
(4) Mr. Kelly joined our Board of Directors on September 18, 2009. Mr. Kelly's initial option award of 50,000 shares of our common stock upon appointment, which was 100% vested upon grant.
(5) Mr. Tronsrue resigned from our Board of Directors effective August 19, 2009.

The following table sets forth information concerning the aggregate number of option awards outstanding for each of the non-employee directors as of December 31, 2009. None of our non-employee directors have unvested stock awards as of December 31, 2009:

Name	Aggregate Number of Option Awards
John E. Cunningham, IV	69,000(1)
Jules Haimovitz	40,000(1)
Richard D. Hearney	60,500(1)
Elizabeth J. Huebner	10,000(2)
Braden R. Kelly	50,000
William J. Ruckelshaus	25,987(1)
Lewis M. Taffer	57,000(1)
George M. Tronsrue, III(3)	—

(1) 7,500 of the option awards outstanding are unvested at December 31, 2009 and are expected to vest on June 4, 2010.
(2) 10,000 of the option awards outstanding are unvested at December 31, 2009 and are expected to vest on May 11, 2010.
(3) Mr. Tronsrue resigned from our Board of Directors effective August 19, 2009; none of his option awards remain outstanding as of December 31, 2010.

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2010 Non-Employee Director Compensation

In September 2009, the Board of Directors approved a revised non-employee director compensation plan, which included an increase in option grants to newly elected or appointed directors effective immediately. The remaining changes related to the annual cash retainer, meeting fees and the annual equity retainer, which were to be effective as of the 2010 annual meeting.

In January 2010, the Compensation Committee engaged Compensia as an independent compensation consultant to review the Company's executive compensation and ensure that the executive compensation program design provides an appropriate level of cash and equity compensation. The Compensation Committee asked Compensia to re-assess the Company's competitive position regarding its non-employee director compensation program with similar goals in mind. Compensia reviewed market data, compiled from proxy statements covering 2008 and 2009 compensation for non-employee directors, against the recently approved September 2009 plan. The market data was based on a peer group of the 18 companies utilized in Compensia's 2010 market analysis for executive compensation, which generally included companies in the Internet software and services industry with market capitalizations ranging from approximately $125 million to $1.2 billion as of February 2010.

Based upon the Compensia peer group study and the objectives of the non-employee director compensation plan noted above, the Compensation Committee further revised its compensation program for non-employee directors to provide for less compensation overall, and a more balanced mix of cash and equity compensation effective as of the 2010 annual meeting as noted in the table below:

Annual cash retainer – Board of Directors	$20,000
Annual cash retainer – Audit Committee	
Chair	$14,000
Other Committee members	$ 4,000
Annual cash retainer – Compensation Committee	
Chair	$ 8,000
Other Committee members	$ 3,000
Annual cash retainer – Nominating and Corporate Governance Committee	
Chair	$ 5,000
Other Committee members	$ 2,000
Annual cash retainer – Strategy Committee members	$ 4,000
Annual cash retainer – Lead Director	$10,000
Attendance fees per meeting(1)	$ 750
Initial equity grant (newly elected or appointed director) – number of shares(2)	
Nonqualified options to purchase common stock	27,000
RSUs	11,250
Annual equity grant – number of shares(3)	
Nonqualified options to purchase common stock	11,100
RSUs	4,500

(1) Paid for attendance at Board of Directors meetings in excess of eight per year. Also paid to committee members for attendance at any Special Litigation Committee meeting; any Audit or Compensation Committee meetings in excess of eight per year; and any Nominating and Governance Committee meetings in excess of four per year.

(2) Vests in three equal installments beginning on the first anniversary of the grant date.

(3) Vests in full on the first anniversary of the grant date.

BENEFICIAL OWNERSHIP

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 and Form 5 with the SEC. Executive officers, directors, and greater than ten percent stockholders are required by SEC regulations to furnish InfoSpace with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms received by us or filed with the SEC, and written representations from certain reporting persons, InfoSpace believes that all Section 16(a) filing requirements applicable to its executive officers, directors, and persons who own more than ten percent of a registered class of our equity securities have been complied with during 2009.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of common stock of InfoSpace as of March 19, 2010 as to (i) each person who is known by us to own beneficially more than 5% of the outstanding shares of common stock, (ii) each director and each nominee for director of InfoSpace, (iii) each of the executive officers named in the Summary Compensation Table and (iv) all current directors and executive officers as a group. Information for beneficial owners who are not officers or directors of InfoSpace is based on their most recent filings with the SEC (as described in the footnotes to this table) and is not independently verified by InfoSpace. Unless otherwise indicated below or as set forth in the applicable Schedule 13Gs filed with the SEC and subject to applicable community property laws, each beneficial owner has sole voting and investment powers with respect to the shares listed below.

Principal Stockholders, Directors, Nominees for Director and Named Executive Officers	Number of Shares Owned Directly or Indirectly	Number of Shares Which Can Be Acquired Within 60 Days of Record Date		Shares Beneficially Owned(1)	
		Options	RSUs	Number	Percent of Class
Bank of America Corporation 100 North Tryon Street, Floor 25, Bank of America Corporate Center Charlotte, NC 28255	—	—	—	3,155,228(2)	8.9%
BlackRock Inc. 40 East 52nd Street New York, NY 10022	—	—	—	2,649,368(3)	7.4%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	—	—	—	2,510,862(4)	7.0%
Renaissance Technologies LLC 800 Third Avenue New York, NY 10022	—	—	—	2,316,000(5)	6.5%
PEAK6 LLC 141 W. Jackson Boulevard, Suite 500 Chicago, IL 60604	—	—		1,876,625(6)	5.3%
David B. Binder	66,969	246,667	17,499	331,135	*
Eric M. Emans	8,172	100,750	11,666	120,588	*
Michael J. Glover	6,355	164,636	25,834	196,825	*
William J. Lansing	26,122	350,000	—	376,122	1.1%
Alesia L. Pinney	—	—	—	—	*
John E. Cunningham, IV	15,233	50,500	—	65,733(7)	*
Jules Haimovitz	—	32,500	—	32,500	*
Richard D. Hearney	—	53,000	—	53,000	*
Elizabeth J. Huebner	—	10,000	—	10,000	*
Braden R. Kelly	—	50,000	—	50,000	*
William J. Ruckelshaus	987	17,500	—	18,487	*
Lewis M. Taffer	—	49,500	—	49,500	*
James F. Voelker	180,387	2,005,500	—	2,185,887	6.1%
All current directors and executive officers as a Group (15 persons)	399,039	3,130,553	54,999	3,584,591	10.1%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days of March 19, 2010, if any, or shares of common stock subject to restricted stock units ("***RSUs***") held by that person that vest within 60 days of March 19, 2010, if any, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2) Based on information contained in a Schedule 13G/A filed with the SEC on February 2, 2010 by Bank of America Corporation and other reporting persons named therein, and includes all shares beneficially held by the group formed by such reporting persons (the "***Bank of America Group***"). According to the Schedule 13G/A, as of December 31, 2009, the Bank of America Group included: Bank of America Corporation; Bank of America, NA; Columbia Management Advisors, LLC; and IQ Investment Advisors LLC.

(3) Based on information contained in a Schedule 13G filed with the SEC January 29, 2010 by Black Rock, Inc. and other reporting persons named therein, and includes all shares beneficially held by the group formed by such reporting persons (the "***Black Rock Group***"). According to the Schedule 13G, as of December 31, 2009, the Black Rock Group included: Black Rock, Inc.; BlackRock Advisors (UK) Limited; BlackRock Institutional Trust Company, N.A.; BlackRock Fund Advisors; BlackRock Investment Management, LLC; and BlackRock International Ltd.

(4) Based on information contained in a Schedule 13G/A filed with the SEC February 17, 2010 by Dimensional Fund Advisors LP.

(5) Based on information contained in a Schedule 13G/A filed with the SEC February 12, 2010 by Renaissance Technologies LLC and the other reporting person named therein, and includes all shares beneficially held by the group formed by such reporting persons (the "***Renaissance Group***"). According to the Schedule 13G/A, as of December 31, 2009, the Renaissance Group included Renaissance Technologies LLC and James H. Simons.

(6) Based on information contained in a Schedule 13G filed with the SEC February 12, 2009 by PEAK6 LLC and the other reporting persons named therein, and includes all shares beneficially held by the group formed by such reporting persons (the "***PEAK6 Group***"). According to the Schedule 13G, as of December 31, 2008, the PEAK6 Group included: PEAK6 LLC; PEAK6 Investments, L.P.; PEAK6 Advisors LLC; PEAK6 Performance Management LLC; Mathew N. Hulsizer; and Jennifer Just.

(7) Includes 9,280 shares of common stock held by Clear Fir Partners, L.P. Mr. Cunningham is a general partner of Clear Fir Partners, L.P.

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Ownership Limitation – Section 382

Certain transfers of our stock between stockholders could result in our undergoing an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended, and the related Treasury Regulations ("***Section 382***"). Effective upon stockholder approval at the 2009 annual meeting, we adopted a certificate of amendment to our amended and restated certificate of incorporation (the "***Charter***") to reclassify our common stock and impose restrictions on its transfer under certain circumstances related to Section 382.

In particular, the Charter generally restricts any person or entity from attempting to transfer (which includes any direct or indirect acquisition, sale, transfer, assignment, conveyance, pledge, or other disposition) any of our stock (or options, warrants, or other rights to acquire our stock, or securities convertible or exchangeable into our stock), to the extent that transfer would (i) create or result in an individual or entity becoming a five-percent stockholder of our stock for purposes of Section 382 (a "***Five Percent Stockholder***") or (ii) increase the stock ownership percentage of any existing Five Percent Stockholder. We refer to any person or entity attempting to acquire shares in such a transaction as a "***Restricted Holder***." The Charter does not prevent transfers that are sales by a Five Percent Stockholder, although it does restrict any purchasers that seek to acquire shares from a Five Percent Stockholder to the extent that the purchaser is or would become a Five Percent Stockholder.

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Any transfer that violates the Charter is null and void *ab initio* and is not effective to transfer any record, legal, beneficial, or any other ownership of the number of shares that result in the violation (which are referred to as "***Excess Securities***"). The purported transferee shall not be entitled to any rights as our stockholder with respect to the Excess Securities. Instead, the purported transferee would be required, upon demand by the Company, to transfer the Excess Securities to an agent designated by us for the limited purpose of consummating an orderly arm's-length sale of such shares. The net proceeds of the sale will be distributed first to reimburse the agent for any costs associated with the sale, second to the purported transferee to the extent of the price it paid, and finally any additional amount will go to the purported transferor, or, if the purported transferor cannot be readily identified, to a charity designated by the Board of Directors. The Charter also provides us with various remedies to prevent or respond to a purported transfer that violates its provisions. In particular, any person who knowingly violates such provisions, together with any persons in the same control group with such person, are jointly and severally liable to us for such amounts as will put us in the same financial position as we would have been in had such violation not occurred.

Our Board of Directors may authorize an acquisition by a Restricted Holder of stock that would otherwise violate the Charter if the Board of Directors determines, in its sole discretion, that after taking into account the preservation of our NOLs and income tax credits, such acquisition would be in the best interests of the Company and its stockholders. Any Restricted Holder that would like to acquire shares of our stock must make a written request to our Board of Directors prior to any such acquisition. We intend to enforce the restrictions to preserve future use of our NOLs and income tax credits for so long as the Board of Directors determines in good faith that it is in the best interests of the Company to prevent the possibility of an ownership change under Section 382.

AUDIT COMMITTEE REPORT

*The following Report of the Audit Committee of InfoSpace shall not be deemed to be "soliciting material" or to be "filed" with the SEC, and the information in this report shall not be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "**Securities Act**"), or the Exchange Act, except to the extent that InfoSpace specifically incorporates it by reference into such filing.*

From January 1, 2009 to May 11, 2009, the Audit Committee of the Board of Directors was comprised of three non-employee directors: William Ruckelshaus (Chair), Jules Haimovitz, and Lewis Taffer. Since May 11, 2009, upon the appointment of Elizabeth Huebner to the Board of Directors, the Audit Committee has consisted of four non-employee directors: William Ruckelshaus (Chair), Jules Haimovitz, Elizabeth Huebner, and Lewis Taffer. Each member that served on the Audit Committee in 2009 and that currently serves on the Audit Committee meets the independence criteria prescribed by applicable law and the SEC rules, and is an independent director as defined in Nasdaq listing rules. Each Audit Committee member that served on the Audit Committee in 2009 and that currently serves on the Audit Committee meets the Nasdaq's financial knowledge requirements set forth in the Nasdaq listing rules. Our Board of Directors has determined that Mr. Ruckelshaus, Ms. Huebner, and Mr. Haimovitz are all "audit committee financial experts" under SEC rules and meet the Nasdaq's financial sophistication and professional experience requirements set forth in the Nasdaq listing rules. The Audit Committee met eight times and acted by unanimous consent one time during 2009.

The Audit Committee is governed by a written charter that complies with applicable provisions of the Sarbanes-Oxley Act and related SEC and Nasdaq rules. On an annual basis, the Audit Committee reviews and reassesses the adequacy of its charter. A copy of the current Audit Committee Charter, updated on December 9, 2009, is available on our Web site at www.infospaceinc.com.

As more fully set forth in the Audit Committee Charter, the Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and reporting practices of InfoSpace, including internal controls over financial reporting, and other such duties as directed by the Board of Directors. As part of this process, the Audit Committee oversees the quarterly reviews and annual audit of the Company's consolidated financial statements by InfoSpace's independent registered public accounting firm and reviews and approves the audit budget, as well as any other non-audit fees paid to the Company's independent registered public accounting firm. The Audit Committee is also responsible for maintaining free and open means of communication among the independent registered public accounting firm, the directors, and the financial management of InfoSpace. The Audit Committee has access to any of InfoSpace's employees or advisors with whom it wishes to communicate, and may hire outside experts as it deems appropriate.

Management is responsible for InfoSpace's internal control over financial reporting, preparation of financial statements, and the financial reporting process. The Company's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for performing an independent audit of InfoSpace's consolidated financial statements and internal control over financial reporting in accordance with standards set by the Public Company Accounting Oversight Board ("***PCAOB***"), and to issue reports thereon. The Audit Committee monitors and oversees these processes. The Committee members rely, without independent verification, on the information provided to them, and on the representations made to them, by management and the independent registered public accounting firm.

In this context, the Audit Committee has:

- discussed the overall scope and plans for its audits with Deloitte & Touche LLP;
- met and held discussions with Deloitte & Touche LLP, both with and without management present, to discuss the results of the audits, management's evaluation of InfoSpace's internal control over financial reporting, and Deloitte & Touche LLP's opinion thereof, and the overall quality of InfoSpace's financial reporting;

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- reviewed and discussed the quarterly and annual financial results prior to the publication of those results and the filing of those results on Form 8-K;
- discussed the matters required to be discussed with Deloitte & Touche LLP by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU section 380), as adopted by the PCAOB in Rule 3200T and SEC S-X Rule 2-07, including discussion of the quality, not just acceptability, of the application of accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements;
- reviewed and discussed the audited financial statements with management of InfoSpace and Deloitte & Touche LLP, including Deloitte & Touche LLP's opinion thereof; and
- received the written disclosures and letter from Deloitte & Touche LLP required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed its independence with Deloitte & Touche LLP.

Based on our reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC.

The Audit Committee has also appointed Deloitte & Touche LLP as InfoSpace's independent registered public firm for the year ending December 31, 2010.

Members of the Audit Committee:

William J. Ruckelshaus, Chair
Jules Haimovitz
Elizabeth Huebner
Lewis M. Taffer

Fees Paid to Independent Registered Public Accounting Firm for 2009 and 2008

The aggregate fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "***Deloitte***") to InfoSpace and subsidiaries during 2009 and 2008 were as follows:

	2009	2008
Audit fees(1)	$583,322	$894,821
Audit-related fees(2)	—	9,912
Tax fees(3)	18,000	—
All other fees(4)	2,409	2,000
Total fees	$603,731	$906,733

(1) Audit fees reflect fees billed for the annual audits of the Company's consolidated financial statements and internal control over financial reporting of the year indicated.
(2) Audit-related fees for 2008 were for assurance services concerning financial accounting and reporting.
(3) Tax fees for 2009 were for services in connection with obtaining a business tax refund.
(4) Other fees consist of our annual subscription to The Deloitte Accounting Research Tool, which we use when performing technical accounting research.

The Audit Committee pre-approves all audit and non-audit services to be performed by InfoSpace's independent registered public accounting firm. As part of its pre-approval procedures, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. The Audit Committee has considered whether the provision by Deloitte of the non-audit services described above is compatible with Deloitte's independence. After consideration, the Audit Committee has determined that Deloitte's independence as an auditor has not been compromised by its provision of these services. All audit and non-audit services provided by Deloitte in 2009 and 2008 were pre-approved by the Audit Committee in accordance with the foregoing policy.

Transactions with Related Persons

Policies and Procedures. Under our Code of Business Conduct and Ethics and our Related Party Transaction Guidelines, proposed related person transactions (which generally include any transactions with an employee or director of the Company, a relative of an employee or director, or any entity with which an employee or director has a material interest) must be disclosed to our CFO. If the CFO determines that the transaction is material, or otherwise of such a nature that it should be reviewed and approved by the Committee under the guidance provided in our Related Party Transaction Guidelines, the Audit Committee must review and approve such related person transactions in advance. In determining whether to approve a related person transaction, the Audit Committee considers whether the terms of the related person transaction are fair to the Company at the time of authorization; the business reasons for the Company to enter into the related person transaction; whether other comparable transactions with non-related parties were considered, and if so, the terms of such transactions and the reason for the selection of the related person transaction; the value of the transaction to the Company and to the related person; whether the related person transaction would impair the independence of a previously independent director; and any other factors that are relevant to a determination of whether the transaction and the process that lead to it are fair to the Company.

Related Person Transactions in 2009 and 2010

Employee of the Company. Mr. Cunningham's brother, James S. Cunningham, is a non-executive, at-will employee of the Company who is serving as one of the Company's managers of business development. In fiscal 2009, he earned $380,359 in total compensation, which consisted of a base salary of $147,116, a bonus of $149,455, stock options with a grant date fair value of $33,273, RSUs with a grant date fair value of $46,735 and $3,781 contributed by the Company to his account in the InfoSpace, Inc. 401(k) Retirement Plan.

Indemnification Arrangements. In addition to InfoSpace's expense advancement and indemnification obligations under our Bylaws and applicable law, we have entered into standard indemnification agreements in the ordinary course of business with each of our executive officers and directors. On February 25, 2010, our Board of Directors approved a new form of indemnification agreement, a copy of which is attached as Exhibit 10.18 to the Form 10-K filed with the SEC by InfoSpace on February 26, 2010.

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COMPENSATION COMMITTEE REPORT

The following Report of the Compensation Committee of InfoSpace shall not be deemed to be "soliciting material" or to be "filed" with the SEC and such information shall not be incorporated by reference into any future filing under the Securities Act or the Exchange Act except to the extent that InfoSpace specifically incorporates it by reference into such filing.

From January 1, 2009 to August 19, 2009, the Compensation Committee of the Board of Directors was comprised of three non-employee directors: Lewis Taffer (Chairman), Richard Hearney, and George Tronsrue. From August 19, 2009 to September 18, 2009, the Compensation Committee of the Board of Directors was comprised of two non-employee directors: Lewis Taffer (Chairman) and Richard Hearney. Since September 18, 2009, the Compensation Committee has consisted of three non-employee directors: Lewis Taffer (Chairman), Richard Hearney, and Braden Kelly.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the Company's management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and Proxy Statement on Schedule 14A.

Members of the Compensation Committee:

Lewis M. Taffer, Chair
Richard Hearney
Braden Kelly

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee is or has been an officer or an employee of the Company. In addition, during 2009, none of the Company's executive officers served on the board of directors or compensation committee (or a committee performing similar functions) of any other company that had one or more executive officers serving on the Board of Directors or Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee (referred to as the "***Committee***" in this section) is composed entirely of independent directors and administers the executive officer compensation program of the Company. The Committee's responsibilities include recommending and overseeing compensation and benefit plans and policies, reviewing and approving equity grants and otherwise administering share-based plans, and reviewing and approving annually all compensation decisions relating to the Company's executive officers, including the CEO, the CFO and the other executive officers named in the Summary Compensation Table (the "***Named Executive Officers***"). This Compensation Discussion and Analysis explains how the Company's compensation programs are designed and implemented with respect to the Named Executive Officers.

The 2009 compensation program was significantly impacted by changes among the Company's executive officers in 2008 and 2009. William J. Lansing was hired as CEO and President, and James F. Voelker resigned from such positions in February 2009. Mr. Voelker retained the Chairman of the Board position. Alesia L. Pinney was hired as General Counsel and Secretary, and Alejandro C. Torres resigned from such positions in July 2009. All four such persons are Named Executive Officers. The three other Named Executive Officers, David B. Binder, Michael J. Glover and Eric M. Emans, and Mr. Torres were promoted to their executive officer roles in

2008. Mr. Binder, Mr. Glover, Mr. Emans, and Mr. Torres are sometimes referred to in this Compensation Discussion and Analysis as the "***Continuing Named Executive Officers***," which means that they held the same job position in 2008 and 2009 as of the date the Committee finalized their target compensation in such years.

Executive Summary

Compensation Program and Philosophy

The Company's compensation program for its Named Executive Officers is designed to:

- provide total compensation with meaningful equity upside that is highly competitive to assist in attracting exceptionally qualified candidates;
- attract and retain key executives who are critical to the Company's current operations, as well as who possess talent and qualifications to grow the Company and manage a more complex organization;
- motivate key employees to satisfy the Company's financial and strategic goals;
- reward superior individual and Company performance on both a short-term and long-term basis; and
- align executives' long-term interests with those of stockholders.

To further the foregoing objectives, the Committee has designed the compensation program for Named Executive Officers generally to consist of a base salary, an annual cash incentive bonus, and long-term equity incentive awards (collectively, total direct compensation or "***TDC***"). The Committee's compensation program for Named Executive Officers also generally includes limited perquisites, contributions to defined contribution plans, and customary benefits provided to all employees.

For 2008 and 2009 compensation programs, the Committee fixed base salaries and target annual cash incentive bonuses of the Named Executive Officers generally in accordance with the minimum amounts set forth in their respective employment agreements. The terms of the employment agreements, new hire equity awards, and target long-term equity incentive awards were determined by the Committee primarily based on its subjective view of a number of individual and Company factors. Individual-specific considerations included, among other things, an individual's experience, historical, current and projected future performance, and market competition for such individual. Company-specific considerations include, among other things, internal pay equity, current and estimated future financial and operating performance, strategic goals, and the market performance of the common stock. The Committee also utilized compensation survey data as a market check.

2009 Compensation Summary

Operational and Leadership Transition Period. Until the fourth quarter of 2007, the Company was comprised of three businesses: online search, online directory, and mobile. The Company exited portions of its mobile business in 2006 and 2007 and sold its online directory business and the remaining portions of its mobile services business in the fourth quarter of 2007. Following the sale of the Company's mobile and directory businesses, the Company's revenues are derived almost exclusively from providing online search services. An important component of the Company's strategy for future growth is to identify, acquire, or develop and successfully integrate new businesses into the Company. The Company is strongly considering diversifying its business by acquiring targets that may not be complementary to its current operations and may not leverage its existing infrastructure or operational experience. Development or acquisition of a technology or business, and then integrating that technology or business into the Company, will be complex, time consuming, and expensive, particularly if the Company acquires a technology or business that is not in its current industry.

The Company's current and future business and operations are substantially dependent on the performance of its key employees, all of whom are employed on an at-will basis. The Company has recently experienced significant changes among its executive officers. In this period of transition, the executive officers have been tasked with the dual responsibilities of growing the online search business as well as finding and executing one or more key acquisitions. Qualified key personnel with experience relevant to the Company's online search business as well as acquisition expertise are scarce and competition to recruit them is intense.

The foregoing materially affected the design and implementation of the 2009 compensation program. In particular, the operational transition out of certain businesses impacted the performance metrics used in the 2009 annual bonus plan. Further, the negotiation of the compensation packages entered into with Mr. Lansing and Ms. Pinney in 2009 and with the Continuing Named Executive Officers in 2008 was due to the leadership transition.

Impact of Recession. As of the time the Committee made its determinations of Target TDC (defined below) for the Continuing Named Executive Officers and Mr. Lansing in late 2008 and early 2009, forecasts for 2009 generally projected a weakening economy and the continuation of the economic recession in the United States and other key worldwide markets within which the Company operates. Although management was unable to predict the duration and depth of the economic slowdown and the precise impact on the Company's business at such time, management noted that a continuing weak economy would likely lead to lower online advertising spend by advertisers, resulting in lower volume of paid search queries and lower monetization rates for paid search, and would therefore negatively impact the Company's ongoing business and future operations.

The foregoing also materially affected the design and implementation of the 2009 compensation program. In particular, the impact of the recession was an important factor in the Committee's reduction in Target TDC for 2009 compared to the prior year. Further, the recession impacted the performance metrics used in the 2009 annual bonus plan.

Target TDC. In determining compensation changes for Named Executive Officers from year to year, the Committee generally focuses on target total direct compensation ("***Target TDC***"), which consists of base salary, target annual cash incentive bonus, and target long-term equity incentive awards. For 2009 Target TDC, the Committee was challenged to balance the need to properly attract, motivate, and retain the Named Executive Officers, the importance of being fiscally conservative in an economic slowdown, and ensuring alignment with stockholders.

The Committee determined to maintain the base salary and target annual bonus at 2008 levels, and to significantly reduce the dollar value of target long-term equity incentive compensation (ranging from approximately 14% to 27% lower), of Continuing Named Executive Officers for 2009. 2008 equity compensation for the Continuing Named Executive Officers reflected one-time grants related to their respective promotions, whereas 2009 equity compensation was determined to be the appropriate dollar value for ongoing annual grants. Overall Target TDC for 2009 was approximately 10% to 20% lower, compared to 2008 for the Continuing Named Executive Officers. The overall Target TDC for Mr. Lansing and Ms. Pinney was negotiated for 2009 in the context of competition for talent in the online search industry, and the Internet and technology industries generally, especially for such persons with sufficient acquisition experience and expertise. In particular, they each received new hire equity awards. The Committee did not establish a Target TDC for Mr. Voelker because of the timing of his resignation.

The Committee continues to emphasize the importance of aligning key executives with stockholders through a significant emphasis on equity incentives that generally vest over a three-year period. In 2009, share-based compensation equaled approximately 68% to 88% of the Target TDC of Named Executive Officers. In particular, Mr. Lansing and Ms. Pinney received a relatively higher percentage of equity compensation as part of their new hire compensation package used to attract such employees as well as to quickly establish alignment with stockholders, consistent with the Committee's past practice for newly hired or promoted executive officers. With respect to the Continuing Executive Officers in 2009, the Committee determined that internal pay equity was paramount and therefore granted two levels of equity awards among such four persons based on job position. In addition, Continuing Named Executive Officers have outstanding equity awards subject to vesting in future years.

The Committee also uses pay-for-performance incentives, with the 2009 annual bonus plan linked to key metrics of the Company. Performance-based compensation equaled approximately 6% to 10% of the Target TDC of Named Executive Officers for 2009. Although performance-based pay represents a relatively low percentage of Target TDC, the Committee believes it provides sufficient incentives because it represents a significant portion of cash compensation, which is particularly important due to the historical volatility in the Company's stock price. The 2009 annual bonus plan was predicated on the achievement of internal goals relating to revenue and Adjusted EBITDA (defined below). The Committee also had negative discretion to the extent Named Executive Officers (other than the CEO) did not achieve specified individual performance goals. The Named Executive Officers will earn the Target TDC only to the extent target performance measures are achieved. To the extent target performance measures are not achieved, the Named Executive Officers generally will earn compensation below the Target TDC, and may earn no bonus compensation at all. To the extent target Company-based performance measures are exceeded, the Named Executive Officers generally will earn compensation above the Target TDC, up to the cap on bonus compensation.

Notwithstanding the foregoing, the Committee also retains discretion to provide Named Executive Officers with bonuses outside the Company's annual bonus plan, equity grants other than under the existing long-term incentive program, and other compensation. With the exception of a $175,000 signing bonus for Mr. Lansing upon his acceptance of the CEO position, the Committee did not exercise such discretion for 2009, and no additional discretionary bonuses are anticipated in 2010.

The following table sets forth Target TDC approved for the Named Executive Officers for 2009:

						Target TDC(1)			
Name	Base Salary	Target Annual Bonus	Target Performance-Based Compensation (% of Target TDC)(2)	Target Equity Award(3)	Target Long-Term Incentive Compensation (% of Target TDC)(4)	2009	2008	% (Decrease) from 2008	Internal Pay Equity (% of CEO 2009 Target TDC)
William J. Lansing(5)	$410,000	$410,000	6.1%	$5,883,793	87.8%	$6,703,793	n/a	n/a	—
James F. Voelker(6)	$150,000	—	n/a	—	—	n/a	n/a	n/a	n/a
David B. Binder	$210,000	$105,000	10.1%	$ 724,588	69.7%	$1,039,588	$1,306,028(7)	(20.4)%	15.5%
Alesia L. Pinney(5)	$200,000	$ 80,000	6.1%	$1,036,986	78.7%	$1,316,986	n/a	n/a	19.6%
Michael J. Glover	$200,000	$100,000	9.8%	$ 724,588	70.7%	$1,024,588	$1,261,376(8)	(18.8)%	15.3%
Eric M. Emans	$170,000	$ 51,000	7.0%	$ 512,378	69.9%	$ 733,378	$ 813,214(7)	(9.8)%	10.9%
Alejandro C. Torres(9)	$180,000	$ 63,000	8.3%	$ 512,378	70.8%	$ 723,878	$ 835,214(7)	(13.3)%	10.8%

(1) Target TDC consists of Base Salary, Target Annual Bonus, and Target Equity Awards.

(2) Target Annual Bonus divided by the total Target TDC in 2009.

(3) Target Equity Award is the grant date fair value of options and RSUs granted in 2009.

(4) Target Equity Award divided by the total Target TDC in 2009.

(5) Reflects annualized base salary and target annual bonus amounts as of the hiring date of Mr. Lansing and Ms. Pinney.

(6) Reflects annualized base salary subsequent to his resignation from the CEO and President positions. Due to such resignation, certain items in this column have been noted as not applicable ("n/a") so as not to distort the ranges of the applicable data.

(7) Excludes equity awards granted as part of the make-whole program related to the cash distributions to stockholders on January 18, 2008.

(8) Includes equity grants made to Mr. Glover in 2008 prior to his appointment as Vice President, Distribution and Business Development in October 2008 and excludes equity awards granted as part of the make-whole program related to the cash distributions to stockholders on January 18, 2008.

(9) Due to Mr. Torres's resignation in July 2009, his target bonus eligibility was prorated to $31,500 (first and second quarter of 2009 only). The Target Annual Bonus amount is annualized for comparability.

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Earned Performance-Based Compensation. In 2009, economic conditions in the United States were difficult. Financial, industrial, and consumer markets experienced substantial disruption, which negatively impacted the advertising market generally and the Internet advertising market specifically. 2009 was expected to be a challenging year for the Company and the Company's financial performance started out poorly, which was expected to continue. However, the Company experienced improved results as the year progressed. Revenue was $207.6 million in 2009 and $156.7 million in 2008. Adjusted EBITDA was $27.4 million in 2009 compared to $27.1 million in 2008. See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's 2009 Annual Report on Form 10-K for a description of the material changes between such fiscal years.

The Company's annual bonus plan was historically based on quarterly performance measures. The 2009 annual bonus was based on quarterly performance measures for the first half of the year, and a semi-annual performance measure for the second half of the year. The Committee did not use any negative discretion in approving the 2009 bonus amounts. Target revenue in 2009 was $36.0 million for the first quarter, $40.0 million for the second quarter, and $94.1 million for the second half of 2009. Target Adjusted EBITDA in 2009 was $3.4 million for the first quarter, $3.3 million for the second quarter, and $13.3 million for the second half of 2009. Based on the 2009 annual bonus plan payout scale, the Company's performance resulted in an aggregate bonus payout for the first quarter, second quarter, and second half of 2009 of 110%, 130%, and 135.5% of the target bonus, respectively. For executive officers, including all individuals who held executive officer positions during each year, the actual 2009 bonus expense was $1.2 million, compared to a target bonus pool of $1.1 million, and the actual 2008 bonus expense was $1.0 million, compared to a target bonus pool of $859,000.

Advisors Used in Compensation Determinations

Management and Other Employees

The Committee met with Mr. Lansing and Mr. Binder to obtain recommendations with respect to the design and implementation of the 2009 compensation program for the Named Executive Officers. In particular, Mr. Lansing made recommendations to the Committee on the base salary, bonus targets, and equity compensation for the other executive officers for 2009. The Committee historically consults with the CEO because he has significant involvement in and knowledge of the Company's business goals, strategies, and performance, the overall effectiveness of executive officers and each person's individual contribution to the Company's performance. Although Mr. Lansing was new to the Company in 2009 and had limited historical knowledge at the time of the 2009 compensation program, the Committee believed it was important for him to provide input critical to the program's design. For each Named Executive Officer, the Committee is provided a compensation recommendation for Target TDC as well as information regarding historical TDC, the individual's experience, current performance, and other subjective factors. The CEO also provides recommendations for the performance metrics to be used in the annual bonus program, the appropriate Company and individual performance goals, and an analysis of whether such performance targets have been achieved (including additional recommended adjustments, if any). In addition, the Committee regularly consults with the CFO and General Counsel as appropriate for additional input regarding financial and legal issues relating to compensation. The Committee takes managements' recommendations into consideration, but retains the discretion to modify such recommendations and reviews such recommendations for their reasonableness based on its compensation philosophy and related considerations.

Management and the Committee together set the meeting dates and agendas for Committee meetings, and the CEO, CFO, and General Counsel are invited regularly to attend such meetings. To the extent management is present at a meeting, the Committee generally meets in executive session outside the presence of management to discuss compensation issues generally, as well as to review the performance of and determine the compensation of the CEO, CFO, and General Counsel. The Company's legal advisors, human resources department, and corporate accounting department support the Committee in its work in developing and administering the Company's compensation plans and programs.

Third-Party Consultants

The Committee believes it is appropriate to review market data relating to the Target TDC of executive officers on a regular basis to ensure the Committee is properly reflecting market conditions. The Committee also uses similar data in connection with determining the appropriate compensation levels for employment agreements with executive officers.

For 2009, management provided the Committee with compensation survey data that was compiled by a third-party compensation consultant as a market check for the Named Executive Officers, including new hires. The market data used was from two published compensation surveys, the Radford U.S. Executive Survey from Fall 2008 and the Croner Online Content Survey from Spring 2008, which reflected 2007 and 2008 compensation information. The data reviewed by the Company included public companies (including subsidiaries or divisions of public companies) and private companies of similar size in revenues ($50 million to $200 million) within the online and high-technology industries. From a total of 799 companies included in the survey, we used up to 124 companies which were selected based on size and sector. However, as noted above, the Committee performed a subjective analysis of individual and Company-specific considerations as the primary factors in finalizing the Committee's executive compensation determinations.


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In 2010, the Committee engaged Compensia, Inc. as its independent compensation consultant to advise on non-employee director and executive officer compensation matters. We do not anticipate that Compensia will provide more than $120,000 in other services to the Company during 2010. The Committee solely approved all engagement fees and other retention terms of Compensia and will determine Compensia's responsibilities.

Elements of Compensation for 2009 for Named Executive Officers

The primary elements of the 2009 annual compensation program for Named Executive Officers generally were a base salary, an annual cash incentive bonus, and a long-term incentive award, as well as limited perquisites, contributions to defined contribution plans and customary benefits provided to all employees. Further, all of the Named Executive Officers have a right to contingent compensation (or had such rights prior to their resignation from the Company) relating to employment agreements.


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Compensation Objectives and Key Features

The following table sets forth how each element of compensation to Named Executive Officers for 2009 is intended to satisfy one or more of the Company's compensation objectives, as well as key features of the compensation elements that address such objectives.

Element of Compensation	Compensation Objectives	Key Features
Base Salary	• Provides a minimum, fixed level of cash compensation • Important factor in retaining and attracting key employees in a competitive marketplace • Preserves an employee's commitment during downturns in the relevant industries and/or equity markets	• Minimum salary established pursuant to employment agreements, with changes based on an evaluation of the individual's experience, historical, current and anticipated future performance, and internal pay equity
Annual Cash Incentive Bonus	• The at-risk portion of cash compensation • Incentive for the achievement of annual Company financial goals and individual goals • Assists in retaining, attracting and motivating employees in the near term • Provides a balance to the volatility of equity compensation	• Minimum target bonuses, as percentage of salary, established pursuant to employment agreements; individuals with positions that have a larger potential impact on operational results generally have a higher proportion of their cash compensation tied to Company performance through the bonus plan • Company-based performance measures are revenues and Adjusted EBITDA, equally weighted and analyzed independently of each other • Committee has negative discretion to the extent Named Executive Officers (other than the CEO) do not achieve specified individual performance goals • Payout ranges from 65% to 150% of target bonus for each performance measure based upon actual performance ranging from 80% to 145% of target measure. The 150% payout cap limits excessive risk-taking by executives • The 2009 annual bonus is based on quarterly performance measures for the first half of the year, and a semi-annual performance measure for the second half of the year • Payout timing ranges from quarterly to annual

Element of Compensation	Compensation Objectives	Key Features
Long-Term Equity Incentive Program	• Provides incentive for employees to focus on long-term fundamentals and thereby create long-term stockholder value • Competitive with compensation programs of other Internet-based and other technology companies • Attracts new hires and rewards promoted employees • Maintains stockholder-management alignment	
RSUs	• Provides upside incentive in up market, with some down market protection	• Approximately 50% of long-term incentive compensation award for Continuing Named Executive Officers • Generally three-year vesting
Options	• Incentive for the achievement of stock price growth • Provides alignment with stockholders; no substantial value unless stock price significantly improves	• Approximately 50% of long-term incentive compensation award for Continuing Named Executive Officers • Generally three-year vesting
Perquisites	• Assists in retaining and attracting employees in competitive marketplace, with indirect benefit to Company	• Very limited beyond what is offered to all employees, and in the case of the life insurance benefit, identical to many non-executive employees
Employment agreements	• Retains and attracts employees in a competitive market • Ensures continued dedication of employees in case of personal uncertainties or risk of job loss • Ensures compensation and benefits expectations are understood and satisfied	• All of Named Executive Officers subject to employment agreements while employed • Double trigger (change of control and actual or constructive termination of employment) required for severance benefits generally (exception is single change-of-control trigger for equity awards as set forth in equity plan) • For Mr. Lansing and Mr. Voelker, a full tax-gross up on benefits that exceed limits set forth in Section 280G of the Internal Revenue Code of 1986, as amended; other Named Executive Officers have compensation cut-backs to ensure no applicable tax


Proxy

Compensation Differences Among Named Executive Officers

Actual compensation received by Mr. Lansing, Mr. Voelker, Ms. Pinney, and Mr. Torres was primarily the result of leadership changes. Mr. Lansing and Ms. Pinney received equity awards as part of their new hire packages. In particular, the Committee intended Mr. Lansing's incentives to be closely aligned with the interests of stockholders, and thus his package, as compared to other executives, includes a higher percentage of options instead of RSUs and equity instead of cash. Mr. Voelker remains an employee of the Company, but at a compensation level significantly lower than his historical compensation in his prior positions with the Company. Among the Continuing Named Executive Officers, the Committee determined to maintain existing base salary and target annual bonus amounts. Such amounts were historically determined by the minimum amounts set forth in their respective employment agreements negotiated in a competitive marketplace, with revisions based on individual and Company-specific factors and a market check using survey data. For 2009, the Committee determined that internal pay equity was paramount and therefore granted two levels of equity awards among such four persons based on job position. Mr. Torres's compensation ceased at the time of his resignation, although he received severance pursuant to his employment agreement.

Annual Base Salary

The base salaries of Named Executive Officers are reviewed on an annual basis, as well as at the time of a promotion or other significant change in responsibilities. As noted above, the Committee determined to maintain the base salaries at 2008 levels for 2009 with respect to the Continuing Named Executive Officers, each of which reflected the minimum levels specified in their employment agreements. The base salaries of such persons were last revised in January 2008 upon the promotion of Mr. Binder and Mr. Emans to their current positions and Mr. Torres's promotion to the position that he held until July 2009. Mr. Glover's base salary was revised upon his promotion in October 2008. The base salaries of Mr. Lansing and Ms. Pinney also reflected the minimum levels specified in their employment agreements, which were entered into in 2009. Mr. Voelker's base salary noted below reflects his annualized base salary subsequent to his resignation from the positions of CEO and President. The following table sets forth the base salaries approved for the Named Executive Officers for 2009:

Name	2009 Base Salary Earned as per Employment Agreement
William J. Lansing	$410,000
James F. Voelker	$150,000
David B. Binder	$210,000
Alesia L. Pinney	$200,000
Michael J. Glover	$200,000
Eric M. Emans	$170,000
Alejandro C. Torres	$180,000

Annual Cash Incentive Bonus Plan

General. The target bonus for each Named Executive Officer is calculated based on a percentage of base salary. The respective employment agreements of the Named Executive Officers establish minimum target bonuses as a percentage of salary. Earned bonuses range from 65% to 150% for each performance measure based on the achievement of the specified Company-based performance measures. The annual bonus plan also provides negative discretion to the Committee to the extent Named Executive Officers (other than the CEO) do not achieve specified individual performance goals. The Committee also may adjust the final bonus amount as it deems appropriate to reflect changes in the industry, the Company, the executive's job duties or performance, or any other circumstance the Committee determines should impact bonus awards.

Use of Performance Measures. Since 2004, the Committee has used revenues and Adjusted EBITDA as the two Company-based performance measures of the annual bonus plan. The individual performance goals reflect, among other things, the executive's job position and responsibilities as well as the Company's short-term and long-term strategic goals and competitive pressures. The Committee generally approves minimum, target, and maximum performance levels such that the relative difficulty of achieving the target cash bonus is consistent from year to year.

Revenue is a critical measure of the Company's operations and growth, and serves as the primary basis for funding the Company's strategic plans.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and excluding non-cash stock compensation and non-recurring and non-operating items. For the purpose of the annual bonus plan, Adjusted EBITDA is not necessarily the Adjusted EBITDA number provided in connection with the Company's earnings releases because the performance measure excludes certain non-operational gains or losses. The Committee uses Adjusted EBITDA because it believes it is an important measure of the Company's core operating performance. Specifically, this measure focuses on the Company's core operating results by removing the impact of the Company's capital structure (interest income from investments), asset base (depreciation and amortization), tax consequences, specified non-operating items, and specified non-cash items. The Adjusted EBITDA measure used for earnings releases is used by management for internal management purposes, when publicly providing guidance on possible future results, and as a means to evaluate period-to-period comparisons. Adjusted EBITDA is also a common measure used by investors and analysts to evaluate the Company's performance, as it provides a more complete understanding of the Company's results of operations and trends affecting the Company's business when viewed together with GAAP results.


Proxy

Performance Period. The annual bonus plan is predicated on the Company's satisfaction of one or more performance measures. Quarterly target performance measures of the Company are established based upon the Company's internal budget, which is typically established in December of the prior year. Prior to the second half of the applicable year, the Committee may revisit the performance metrics for the remaining portion of the year and revise such metrics as applicable to reflect current internal and external factors in order to ensure the objectives of the program are satisfied for such period. The Committee did not revise performance metrics in the second half of 2009.

Payment Timing. Historically, earned bonuses were accrued quarterly and were to be paid annually to the CEO, semi-annually to the CFO, General Counsel, and Chief Accounting Officer, and quarterly to other Named Executive Officers. The quarterly payments to certain persons reflect an attempt to provide more immediate reward for results.

2009 Program. As noted above, the Committee determined to maintain the target annual bonus (in dollars and as a percentage of base salary) at 2008 levels for 2009 with respect to the Continuing Named Executive Officers, each of which reflected the minimum levels specified in their employment agreements. The target annual bonuses (as a percentage of base salary) were last revised in January 2008 upon the promotion of Mr. Binder and Mr. Emans to their current positions and Mr. Torres's promotion to the position that he held until July 2009. Mr. Glover's target annual bonus was last revised upon his promotion in October 2008.

The following table sets forth the target annual bonus and earned annual bonus approved for the Named Executive Officers for 2009. The earned bonuses for 2009 were determined in the manner following this table:

Name	% of Base Salary	Target Annual Bonus	Earned Annual Bonus
William J. Lansing(1)	100%	$410,000	$486,761
James F. Voelker(2)	0%	—	—
David B. Binder	50%	$105,000	$134,137
Alesia L. Pinney(1)	40%	$ 80,000	$ 54,200
Michael J. Glover	50%	$100,000	$127,750
Eric M. Emans	30%	$ 51,000	$ 65,153
Alejandro C. Torres(3)	35%	$ 63,000	$ 37,800

(1) Because Mr. Lansing and Ms. Pinney were not employed for the full year, their bonuses were prorated.
(2) Due to his termination from the positions of CEO and President on February 2, 2009, he did not participate in the 2009 Executive Bonus Plan. Mr. Voelker was awarded a discretionary bonus of $39,111 in consideration of his as employment as CEO and President until February 2, 2009.
(3) Mr. Torres terminated his role as General Counsel and Secretary on July 24, 2009 and was only eligible for a bonus during the first and second quarters of 2009.

Proxy

The Committee established the following bonus payout scale based on the achievement of the Company-based performance measures, with the achievement of revenue and Adjusted EBITDA weighted 50% each. Performance results are rounded up to the nearest percentage point. The bonus payout for the achievement of each metric is independent from the achievement of the other metric:

Performance Level	Actual Revenue/Adjusted EBITDA vs. Target (%)	Earned Bonus (% of Target Bonus)
Below threshold	0% — 79%	0%
At or above threshold/below target	80% — 84%	65%
	85% — 89%	70%
	90% — 94%	75%
	95% — 99%	90%
Target	100% — 114%	100% — 114%
Above target/below maximum	115%	120%
	116% — 145%	121% — 150%
Maximum	145% or more	150%

The 2009 annual bonus was based on quarterly performance measures for the first half of the year, and a semi-annual performance measure for the second half of the year. Similarly, beginning with the second half of 2009, all Named Executive Officers received their bonus payout semi-annually, except the CEO bonus which continues to be paid annually. The target Company-based performance measures were established in December 2008 based on the Company's internal budget at such time. As of such date, it was difficult to predict the duration and depth of the economic slowdown and the impact on the Company's business and financial performance. The target performance goals therefore represented the Committee's reasonable judgment of what would be a good outcome for the Company in 2009 based on the information known at the time of such determination. The target Company-based performance measures and the Company's actual performance in 2009 are set forth below (dollars in thousands):

	First Quarter			Second Quarter			Second Half		
Performance Goal	Target	Actual	% Earned	Target	Actual	% Earned	Target	Actual	% Earned
Revenue	$36,039	$39,070	109%	$40,035	$43,763	110%	$94,070	$124,813	133%
Adjusted EBITDA	$ 3,419	$ 3,772	111%	$ 3,340	$ 5,366	161%	$13,344	$ 17,023(1)	128%

(1) Actual Adjusted EBITDA reflects a downward adjustment of $1.3 million of non-operational items.

Based on the 2009 annual bonus plan payout scale, the foregoing performance corresponded to a bonus payout for the first quarter, second quarter, and second half of 2009 of 110%, 130%, and 135.5% of the target bonus, respectively. For the second half of 2009, the 135.5% payout reflects the acceleration that occurs when the 114% maximum targeted bonus is exceeded.

Notwithstanding the foregoing, the Committee also required a Named Executive Officer to achieve at least 50% of the specified individual performance goals in order to earn any bonus, regardless of the Company's performance noted above. The Committee retained discretion to pay out partial or no bonuses if such individual performance goals were at least 50% but not 100% achieved. The Committee determined that 100% of such goals were satisfied by the Named Executive Officers. The Committee did not otherwise use any negative discretion in approving the 2009 bonus amounts.

Long-Term Equity Incentive Program

General. The Committee has approved a long-term equity compensation program consisting of stock options and restricted share units. Under the 2009 program, such securities vest over a three-year period, with 33 1/3% vesting one the one year from the date of grant and the remainder vesting ratably thereafter on a semi-annual basis.

2009 Program. The Continuing Named Executive Officers and Ms. Pinney each received approximately 50% of their 2009 long-term incentive compensation award in stock options and 50% in RSUs. For Mr. Lansing, approximately 72% of his 2009 long-term incentive compensation award was granted in stock options, with the remaining portion granted in RSUs. Mr. Voelker did not receive any equity awards due to his resignation.


Proxy

The Committee significantly reduced the dollar value of the target long-term incentive awards for the Continuing Named Executive Officers, with an emphasis on reducing the RSU awards. 2008 equity compensation for the Continuing Named Executive Officers reflected one-time grants related to their respective promotions, whereas 2009 equity compensation was determined to be the appropriate dollar value for ongoing annual grants.

The number of RSUs granted was determined by dividing the dollar award of the grant by an assumed stock price based on recent trading activity of our stock around the anticipated date of grant. The number of stock options granted was determined by dividing the dollar award of the grant an assumed stock price based on recent trading activity of our stock around the anticipated date of grant and then multiplying such amount by a specified ratio. The equity grants for the 2009 compensation program are set forth in the following table:

	RSUs			Options			
	2009 Award			2009 Award			
Name	Grant Date Fair Value	Number	Decrease in Grant Fair Value from 2008	Grant Date Fair Value	Number	Increase (Decrease) in Grant Fair Value from 2008	Total Decrease in Grant Fair Value from 2008
William J. Lansing	$1,636,000	200,000	n/a	$4,247,793	1,400,000	n/a	n/a
James F. Voelker	—	—	—	—	—	—	—
David B. Binder	$ 372,750	52,500	(22.9)%	$ 351,838	140,000	(30.7)%	(26.9)%
Alesia L. Pinney	$ 511,700	70,000	n/a	$ 525,286	200,000	n/a	n/a
Michael J. Glover(1)	$ 372,750	52,500	(28.7)%	$ 351,838	140,000	(19.8)%	(24.6)%
Eric M. Emans	$ 248,500	35,000	(26.6)%	$ 263,879	105,000	4.0%	(13.5)%
Alejandro C. Torres	$ 248,500	35,000	(26.6)%	$ 263,879	105,000	4.0%	(13.5)%

(1) The value of 2008 grants includes equity grants made to Mr. Glover in 2008 prior to his appointment as Vice President, Distribution and Business Development in October 2008.

Equity Compensation – Other Policies

Timing and Pricing of Share-Based Grants. The Committee does not grant equity awards in anticipation of the release of material nonpublic information. Similarly, the Company does not time the release of material nonpublic information based on equity award grant dates. However, for certain options granted in 2008 to new executive officers in 2008, the grant date was delayed to a date after the ex-dividend date of the special dividend declared in November 2007 so that the exercise price of such options would reflect the reduction in the stock price due to the special dividend. No make-whole payments were made with respect to such grants.

In accordance with the 1996 Plan, the exercise price of an option is the closing price of the Company's common stock (as reported by Nasdaq) on the date approved by the Committee to be the date of grant (which date is not earlier than the date the Committee approved such grant).

Trading Limitations. In addition to the restrictions set forth in SEC regulations, the Company has an insider trading policy, which among other things, prohibits directors, executive officers and other employees from engaging in hedging or monetization transactions (such as zero-cost collars and forward sale contracts), short sales, trading in puts, calls, options or other derivative securities for speculative purposes or to separate the financial interest in such securities from the related voting rights with respect to the Company's stock.

Perquisites

The Company has historically maintained a conservative approach to providing perquisites to executive officers. These perquisites have been carefully selected to ensure that there is an indirect benefit to the Company and that the value provided to employees is not excessive. In addition, many perquisites offered to executives are offered to all employees generally. Although offered to all employees, the one perquisite that is not offered at the same level to every employee is the $150,000 life insurance plan, for which the Company pays the premium. The life insurance plan provides a benefit of two times the annual salary of each employee, capped at $150,000. While the limit of the $150,000 life insurance plan offered to the executive officers is higher than the limit offered to some employees, all employees with a salary of at least $75,000 enjoy the same benefit offered to the executive officers.

Severance Payments

See "Potential Payments Upon Termination or Change-in-Control" for a description of potential payments and benefits to the Named Executive Officers under the Company's compensation plans and arrangements upon termination of employment or a change of control of the Company.

All of the Named Executive Officers have (or had at the time they were employed by the Company) an employment agreement with the Company, which includes specified severance benefits. The employment agreements were entered into in order to recruit such persons in a competitive market for talent.

In general, cash severance is only paid upon: (a) a termination of employment by the Company without cause; (b) a termination of employment by the executive with good reason; (c) upon death or disability of the executive; or (d) upon a change of control. A fundamental feature of the change of control provisions in the employment agreements is that the benefits have a "double-trigger," which means that two events must occur for payments to be made (a change of control and the actual or constructive termination of employment, in this case within a specified period before or after such trigger event). The change of control provisions contain (i) in the case of Mr. Lansing and Mr. Voelker, the provision of a full tax gross-up, reinforcing the purpose of such agreements, on benefits that exceed the limits set forth in Section 280G of the Internal Revenue Code of 1986, as amended (the "***Code***"), and (ii) in the case of all other Named Executive Officers, a cutback on severance compensation to ensure no Section 280G tax is triggered. The Committee believes that such change of control provisions are in the best interest of the Company and its stockholders to ensure the continued dedication of such employees, notwithstanding the possibility, threat or occurrence of a change of control. Further, it is imperative to diminish the inevitable distraction of such employees by virtue of the personal uncertainties and risks created by a pending or threatened change of control, and to provide such employees with compensation and benefits arrangements upon a change of control that are competitive with those of other companies.

Policy Regarding Retroactive Adjustments

Section 304 of the Sarbanes-Oxley Act of 2002 authorizes a company to claw back certain incentive-based compensation and stock profits of the CEO and CFO if the company is required to prepare an accounting restatement due to the material noncompliance of the company, as a result of misconduct, with any financial reporting requirement under the securities laws. The Committee does not otherwise have a formal policy regarding whether the Committee will make retroactive adjustments to, or attempt to recover, cash or share-based incentive compensation granted or paid to executive officers in which the payment was predicated upon the achievement of certain financial results that are subsequently the subject of a restatement. The Committee may seek to recover any amount determined to have been inappropriately received by executive officers to the extent permitted by applicable law.

Accounting and Tax Considerations

Deductibility of Executive Officer Compensation

The Committee has reviewed the Company's compensation programs and policies in light of Section 162(m) of the Code, which states that annual compensation in excess of $1 million paid to the Company's CEO, CFO, and the three other highest compensated executive officers is not deductible by the Company for federal income tax purposes, subject to specified exemptions (the most significant of which is certain performance-based compensation). A de minimis amount of compensation paid to the Named Executive Officers in 2009 was non-deductible by the Company due to Section 162(m).

The Committee intends to continue to review the application of Section 162(m) with respect to any future compensation arrangements considered by the Company. To maintain flexibility in compensating the Company's executive officers to meet a variety of objectives, the Committee does not have a policy that all executive compensation must be tax-deductible.

Nonqualified Deferred Compensation

Section 409A of the Code provides that amounts deferred under nonqualified deferred compensation arrangements will be included in an employee's income when vested unless certain conditions are met. If the conditions are not satisfied, amounts subject to such arrangements will be immediately taxable and employees will be subject to additional income tax, penalties, and a further additional income tax calculated as interest on income taxes deferred under the arrangement. In December 2008, the Company revised certain of its compensation agreements to ensure that all of the Company's employment, severance, and deferred compensation arrangements satisfy the requirements of Section 409A to allow for deferral without accelerated taxation, penalties, or interest.

Change in Control Payments

Section 280G of the Code disallows a company's tax deduction for "excess parachute payments," generally defined as payments to specified persons that are contingent upon a change of control in an amount equal to or greater than three times the person's base amount (the five-year average of Form W-2 compensation). Additionally, Code Section 4999 imposes a 20% excise tax (the "***Excise Tax***") on any person who receives excess parachute payments.

The Company's employment agreements with Named Executive Officers and its share-based plans entitle participants to payments in connection with a change in control that may result in excess parachute payments. As noted earlier, the employment agreements with Mr. Lansing and Mr. Voelker provide a full tax gross-up on benefits that exceed the limits set forth in Section 280G of the Code, whereas pursuant to the employment agreements of the other Named Executive Officers, a cutback on severance compensation is made to ensure no Section 280G tax is triggered.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth information concerning the compensation earned in 2009, and prior years to the extent applicable, by the Named Executive Officers:

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
William J. Lansing ..... Chief Executive Officer (Principal Executive Officer)	2009	$376,885	$ 175,000(5)	$1,636,000	$4,247,793	$486,761	$ 7,482	$ 6,929,921
James F. Voelker(6) .... Former Chief Executive Officer (Former Principal Executive Officer)	2009	$171,731	$ 39,111(7)	$ —	$ —	$ —	$ 7,494	$ 218,336
	2008	$403,077	$3,600,000(8)	$1,748,000	$ —	$466,500	$ 7,044(9)	$ 6,224,621
	2007	$401,538	$ —	$3,889,777	$ —	$106,200	$33,782,972(10)	$38,180,487
David B. Binder(11) .... Chief Financial Officer (Principal Financial Officer)	2009	$210,808	$ —	$ 372,750	$ 351,838	$134,137	$ 7,494	$ 1,077,027
	2008	$210,846	$ —	$ 756,427	$ 507,528	$122,456	$ 252,667(9)	$ 1,849,924
Alesia L. Pinney .... General Counsel and Secretary	2009	$ 91,539	$ —	$ 511,700	$ 525,286	$ 54,200	$ 1,918	$ 1,184,643
Michael J. Glover(12) ... Vice President, Distribution and Business Development	2009	$200,770	$ —	$ 372,750	$ 351,838	$127,750	$ 144	$ 1,053,252
	2008	$177,562	$ —	$ 681,329	$ 438,676	$ 71,900(13)	$ 108,036(9)	$ 1,477,503
Eric M. Emans(11) ..... Chief Accounting Officer	2009	$170,654	$ —	$ 248,500	$ 263,879	$ 65,153	$ 6,881	$ 755,067
	2008	$170,643	$ —	$ 532,193	$ 253,764	$ 59,479	$ 107,490(9)	$ 1,123,569
Alejandro C. Torres .... Former General Counsel and Secretary	2009	$101,769	$ —	$ 248,500	$ 263,879	$ 37,800	$ 247,179	$ 899,127
	2008	$181,089	$ —	$ 433,519	$ 253,764	$ 73,061	$ 76,996(9)	$ 1,018,429

(1) Consists of RSUs granted under the 1996 Plan, with each RSU representing the right to receive one share of our common stock upon vesting. The dollar amount is the grant date fair value. Assumptions used in the valuation of Stock Awards are discussed in "Note 6: Stock-based Compensation Expense" in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2009.

(2) Consists of options granted under the 1996 Plan to purchase shares of our common stock. The dollar amount is the grant date fair value. Assumptions used in the valuation of Options Awards are discussed in "Note 6: Stock-based Compensation Expense" in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2009.

(3) Compensation for 2009 consists of non-equity incentive compensation earned under the 2009 InfoSpace Executive Bonus Plan. Compensation for 2008, if any, consists of non-equity incentive compensation earned under the 2008 Executive Bonus Plan. Compensation for 2007, if any, consists of non-equity incentive compensation earned under the 2007 InfoSpace Executive Financial Performance Incentive Plan.

(4) All other compensation in 2009 consists of InfoSpace's contributions under its 401(k) Retirement Plan and InfoSpace's paid premiums for a $150,000 life insurance policy as follows:

All Other Compensation for 2009	Contributions Under 401(k) Plan	Life Insurance Policy Premium
William J. Lansing	$7,350	$132
James F. Voelker	$7,350	$144
David B. Binder	$7,350	$144
Alesia L. Pinney	$1,846	$ 72
Michael J. Glover	$ —	$144
Eric M. Emans	$6,737	$144
Alejandro C. Torres(A)	$4,095	$ 84

(A) All Other Compensation for 2009 also includes $243,000 earned pursuant to Mr. Torres's termination agreement. Mr. Torres's employment with the Company terminated on July 24, 2009.

(5) Consists of a signing bonus earned in February 2009 upon Mr. Lansing's employment.

(6) Pursuant to Mr. Voelker's current employment agreement, Mr. Voelker ceased being CEO and President upon the appointment of our new CEO and President on February 2, 2009. Pursuant to Mr. Voelker's employment agreement, Mr. Voelker remains an employee Chairman of the Board.

(7) Consists of a discretionary bonus in consideration of Mr. Voelker's employment as CEO and President until February 2, 2009.

(8) Consists of a retention bonus earned in July 2008 under Mr. Voelker's then-current employment agreement.

(9) Consists of payments in connection with the special dividends declared by InfoSpace in 2007 and paid in 2008, a tax gross-up payment related to these payments, contributions in 2008 under the InfoSpace, Inc. 401(k) Retirement Plan, and InfoSpace's paid premiums for a $150,000 life insurance policy as follows:

All Other Compensation for 2008	Make-Whole Payment	Tax Gross-up Payment	Contributions Under 401(k) Plan	Life Insurance Policy Premium
William J. Lansing	$ —	$ —	$ —	$—
James F. Voelker	$ —	$ —	$6,900	$144
David B. Binder	$147,132	$98,491	$6,900	$144
Alesia L. Pinney	$ —	$ —	$ —	$—
Michael J. Glover	$ 64,034	$43,858	$ —	$144
Eric M. Emans	$ 60,066	$41,140	$6,140	$144
Alejandro C. Torres	$ 41,536	$28,449	$6,867	$144

(10) Consists of payments in connection with the two special dividends declared by InfoSpace in 2007 of $21,607,424, a tax gross-up payment of $12,131,695 related to these payments, contributions of $6,750 under the InfoSpace, Inc. 401(k) Retirement Plan, InfoSpace's paid premiums of $144 for a $150,000 life insurance policy, and $36,959 of attorneys fees allocated to Mr. Voelker in connection with the preparation of his amended and restated employment agreement.

(11) Messrs. Binder and Emans were appointed executive officers of InfoSpace on January 1, 2008. Prior to January 1, 2008, each was employed by InfoSpace in a non-executive role.

(12) Mr. Glover was appointed an executive officer of InfoSpace on October 7, 2008. Prior to October 7, 2008, he was employed by InfoSpace in a non-executive role.

(13) Consists of non-equity incentive compensation of $58,775 earned under the Company's VP and Director Bonus Plan before Mr. Glover's appointment as an executive officer, and $13,125 of non-equity incentive compensation earned under the 2008 Executive Bonus Plan after his appointment as an executive officer.


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Proxy

Grants of Plan-Based Awards in 2009

The following table sets forth certain information regarding non-equity and equity plan-based awards granted by InfoSpace to the Named Executive Officers in 2009:

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units(2)	All Other Option Awards: Number of Securities Underlying Options(3)	Exercise or Base Price per Share of Option Awards(4)	Grant Date Fair Value of Stock and Option Awards(5)
		Threshold	Target	Maximum				
William J. Lansing	2/2/2009	—	—	—	200,000(6)	—	—	$1,636,000
	2/2/2009	—	—	—	—	1,400,000(7)	$8.18	$4,247,793
	—	$16,656(8)	$375,833(8)	$563,750(8)	—	—	—	—
James F. Voelker	—	—	—	—	—	—	—	—
David B. Binder	5/11/2009	—	—	—	52,500(9)	—	—	$ 372,750
	5/11/2009	—	—	—	—	140,000(10)	$7.10	$ 351,838
	—	$ 8,531	$105,000	$157,500	—	—	—	—
Alesia L. Pinney	7/20/2009	—	—	—	70,000(11)	—	—	$ 511,700
	7/20/2009	—	—	—	—	200,000(12)	$7.31	$ 525,286
	—	$ 6,500	$ 80,000	$120,000	—	—	—	—
Michael J. Glover	5/11/2009	—	—	—	52,500(9)	—	—	$ 372,750
	5/11/2009	—	—	—	—	140,000(10)	$7.10	$ 351,838
	—	$ 8,125	$100,000	$150,000	—	—	—	—
Eric M. Emans	5/11/2009	—	—	—	35,000(9)	—	—	$ 248,500
	5/11/2009	—	—	—	—	105,000(10)	$7.10	$ 263,879
	—	$ 5,119	$ 51,000	$ 76,500	—	—	—	—
Alejandro C. Torres(13)	5/11/2009	—	—	—	35,000(9)	—	—	$ 248,500
	5/11/2009	—	—	—	—	105,000(10)	$7.10	$ 263,879

(1) These columns show the potential value of the payout for each Named Executive Officer under the 2009 Executive Bonus Plan if the threshold, target, or maximum performance measure goals are satisfied. The two performance measures and salary multiples used in determining the actual payout are described in the Compensation Discussion and Analysis above. The possible payouts were performance-driven and therefore were completely at risk. As described in the Compensation Discussion and Analysis, the targets are set to be challenging and to require significant effort for their achievement. In 2009, revenue and Adjusted EBITDA targets were exceeded in each of the performance periods of the year. The threshold amount described above is based on meeting only one of two performance goals at the threshold range for a single quarter, with an additional 50% deduction for individual performance goals.

(2) Consists of RSUs granted under our 1996 Plan with each RSU representing the right to receive one share of our common stock upon vesting.

(3) Consists of options under our 1996 Plan to purchase shares of our common stock.

(4) Options were granted at an exercise price equal to the closing price of our common stock on the date of the grant.

(5) The dollar amount is the grant date fair value of the equity award. Assumptions used in the valuation of Stock and Option Awards are discussed in "Note 6: Stock-based Compensation Expense" of the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2009.

(6) Consists of RSUs granted pursuant to Mr. Lansing's employment agreement. The RSUs vest over four years; 25% vested on February 2, 2010 and the remainder vests ratably every six months thereafter over the next three years such that it is fully vested on February 2, 2013.

(7) Consists of options granted pursuant to Mr. Lansing's employment agreement. The options vest over four years; 25% vested on February 2, 2010 and the remainder vests ratably every six months thereafter over the next three years such that it is fully vested on February 2, 2013.

(8) Amounts are pro-rated for the periods that Mr. Lansing served as CEO and President during 2009.

(9) Consists of RSUs granted on annual basis under the long-term equity incentive compensation program. The RSUs vest over three years; 33 1/3% vest on April 1, 2010 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on April 1, 2012.

(10) Consists of options granted on annual basis under the long-term equity incentive compensation program. The options vest over three years; 33 1/3% vest on April 1, 2010 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on April 1, 2012.

(11) Consists of RSUs granted pursuant to Ms. Pinney's employment agreement. The RSUs vest over three years; 33 1/3% vest on July 20, 2010 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on July 20, 2012.

(12) Consists of options granted pursuant to Ms. Pinney's employment agreement. The options vest over three years; 33 1/3% vest on July 20, 2010 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on July 20, 2012.

(13) Mr. Torres's employment with the Company terminated on July 24, 2009; all awards granted in 2009 were forfeited in full.

Outstanding Equity Awards at December 31, 2009

The following table sets forth information concerning unexercised options and unvested RSUs for each of the Named Executive Officers outstanding as of December 31, 2009:

	Option Awards(1)					Stock Awards(2)	
	Number of Securities Underlying Unexercised Options						
Name	Exercisable	Unexercisable	Option Exercise Price/ Share	Option Expiration Date	Intrinsic Value of Unexercised Options	Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested
William J. Lansing	—	1,400,000(3)	$ 8.18	2/2/2016	$546,000	200,000(3)	$1,714,000
James F. Voelker	5,500	—	$ 6.70	07/19/2012	$ 10,285	100,000(4)	$ 857,000
	600,000	—	$ 9.20	12/21/2012	—	—	—
	600,000	—	$14.88	06/10/2010	—	—	—
	350,000	—	$24.30	12/23/2010	—	—	—
	450,000	—	$24.29	01/03/2013	—	—	—
David B. Binder	—	140,000(5)	$ 7.10	5/11/2016	$205,800	52,500(5)	$ 499,925
	75,000	75,000(3)	$10.19	2/28/2015	—	25,000(3)	$ 214,250
	20,000	—	$21.98	6/7/2013	—	5,165(6)	$ 44,264
	20,000	—	$24.14	7/29/2012	—	5,126(6)	$ 43,930
	30,000	—	$24.47	5/19/2013	—	—	—
	20,000(7)	—	$41.83	4/1/2011	—	—	—
	10,000	—	$55.09	4/1/2011	—	—	—
Alesia L. Pinney	—	200,000(8)	$ 7.31	7/20/2016	$252,000	70,000(8)	$ 599,900
Michael J. Glover	300	—	$ 5.10	8/20/2012	$ 1,041	20,001(9)	$ 171,409
	—	140,000(5)	$ 7.10	5/11/2016	$205,800	52,500(5)	$ 499,925
	36,667	73,333(9)	$ 9.29	10/7/2015	—	10,000(10)	$ 85,700
	20,001	19,999(10)	$12.20	4/1/2015	—	3,999(6)	$ 34,271
	4,000	—	$14.29	8/15/2010	—	3,968(6)	$ 34,006
	10,000	—	$21.98	6/7/2013	—	—	—
	10,500(11)	—	$24.47	5/19/2013	—	—	—
	4,000	—	$39.19	4/1/2011	—	—	—
	7,500	—	$41.83	4/1/2011	—	—	—
Eric M. Emans	—	105,000(5)	$ 7.10	5/11/2016	$154,350	35,000(5)	$ 299,950
	37,500	37,500(3)	$10.19	2/28/2015	—	17,499(3)	$ 149,966
	13,500	4,500(12)	$21.86	9/11/2013	—	3,999(6)	$ 34,271
	—	—	—	—	—	3,968(6)	$ 34,006
	—	—	—	—	—	1,014(12)	$ 8,690
	—	—	—	—	—	1,004(12)	$ 8,604
Alejandro C. Torres(13)	—	—	—	—	—	—	—

(1) Consists of options to purchase shares of our common stock. Options were granted at an exercise price equal to the closing price of our common stock on the date of the grant. All grants were made under the 1996 Plan except as noted below. The intrinsic value is based on the closing price of our common stock on December 31, 2009, which was $8.57 per share.

(2) Consists of RSUs granted under the 1996 Plan, with each RSU representing the right to receive one share of our common stock upon vesting. The market value is based on the closing price of our common stock on December 31, 2009, which was $8.57 per share.

(3) 33 1/3% vested on January 2, 2010 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on January 2, 2011.

(4) 50% vests on each of June 30, 2010 and December 31, 2010.

(5) 33 1/3% is scheduled to vest on April 1, 2010 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on April 1, 2012.

(6) The unvested portion of the award vested 50% on January 10, 2010 and the remainder vests on July 10, 2010.

(7) Consists of options granted under the InfoSpace, Inc. Switchboard Incorporated Stock Incentive Plan.

(8) 33 1/3% is scheduled to vest on July 20, 2010 and the remainder vests ratably every six months thereafter over the next two years such that it is fully vested on July 20, 2012.

(9) 25% of the unvested portion is scheduled to vest on April 1, 2010 and an additional 25% vests on each of October 1, 2010, April 1, 2011 and October 1, 2011.

(10) 33 1/3% of the unvested portion is scheduled to vest on April 1, 2010 and an additional 33 1/3% on each of October 1, 2010 and April 1, 2011.

(11) Consists of options granted under the 2001 Nonstatutory Stock Option Plan.

(12) The unvested portion of the award vested 50% on March 11, 2010 and the remainder vests on September 11, 2010.

(13) Mr. Torres's employment with the Company terminated on July 24, 2009; no awards remained outstanding at December 31, 2009.

Option Exercises and Stock Vested in 2009

The following table sets forth certain information regarding RSUs held by the Named Executive Officers that vested during 2009, including the aggregate value realized on such vesting before the payment of any fees, commissions, or taxes. No stock options were exercised by the Named Executive Officers in 2009:

	Stock Awards	
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
William J. Lansing	—	$ —
James F. Voelker	100,000	$857,000
David B. Binder	35,296	$257,627
Alesia L. Pinney	—	$ —
Michael J. Glover	27,971	$195,008
Eric M. Emans	27,494	$199,616
Alejandro C. Torres	22,985	$164,447

(1) The value realized on vesting was calculated by multiplying the number of shares acquired upon the vesting of RSUs by the closing price of the Company's common stock per share on the vesting date.

Potential Payments Upon Termination of Employment

The following section describes potential payments and benefits to the Named Executive Officers under the Company's compensation and benefit plans and arrangements upon termination of employment or a change of control of the Company as of December 31, 2009. Notwithstanding the foregoing, the amounts set forth below for Mr. Torres reflect a summary of the actual payments made pursuant to his separation agreement with the Company.

All of the Named Executive Officers have employment agreements with the Company (or had such agreements while employed with the Company), and certain of the Company's benefit plans and arrangements contain provisions regarding acceleration of vesting and payment upon specified events.

InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan

Except as explained below, under our 1996 Plan, any outstanding equity award terminates upon a change of control (as defined in the 1996 Plan). The equity award does not terminate, however, if the equity award is assumed or substituted by the successor corporation or its parent company. Regardless of whether the equity award is assumed or substituted by the successor corporation or its parent company, to the extent permitted by law, 25% of unvested equity awards vest immediately prior to a change of control transaction. If the equity awards are not assumed or substituted with equity awards providing substantially equal value and substantially similar provisions as the equity award, then an additional 25% of unvested equity awards vest immediately prior to a change of control transaction. Additionally, as more fully described below, our employment agreements with our Named Executive Officers provided for some or full acceleration of vesting of all equity awards held by the Named Executive Officer upon a change of control, termination of employment of the executive officer by us or our successor if such termination was not for cause or was by the executive for good reason, as well as in some cases upon termination due to disability or upon the death of the executive. The Compensation Committee retains discretionary authority at any time, including immediately prior to or upon a change of control, to accelerate the exercisability of any award, the end of a performance period, or the termination of any restriction period.

Proxy

Severance Arrangements

Defined Terms. In general, the following definitions, or similar definitions, are used in the employment agreements with Named Executive Officers (for specific language for each Named Executive Officer, please review the applicable agreement):

Change of control is defined in the employment agreements with our Named Executive Officers as the occurrence of any of the following:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 50% or more (in the case of our former CEO and our current CEO, more than 50%) of the total voting power represented by the Company's then outstanding voting securities;

(ii) Any merger or consolidation of the Company with any other corporation that has been approved by the stockholders of the Company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company;

(iii) Any sale or disposition by the Company, in one transaction or a series of related transactions, of all or substantially all the Company's assets; or

(iv) A change in the composition of the Company's Board of Directors occurring within a two-year period (one-year period in the case of our former CEO and current CEO), as a result of which fewer than a majority of the directors are Incumbent Directors. An "Incumbent Director" is a director who either is (A) a director of the Company as of the effective date of the employment agreement or (B) elected, or nominated for election, to the Board of Directors with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination. For purposes of the preceding, individuals who are elected pursuant to clause (B) are also considered Incumbent Directors.

Severance Agreements with David Binder, Eric Emans, Michael Glover, and Alesia Pinney

For such Named Executive Officers, if the executive is terminated by InfoSpace without cause (as defined in the relevant employment agreement) or by the executive for good reason (as defined in the relevant employment agreement), including in connection with a change of control (as defined above), the executive is entitled to severance benefits of a one-time "lump-sum" payment of 100% of his or her annual salary rate and 100% of his or her annual targeted bonus, acceleration of vesting of 50% of the executive's unvested stock options and RSUs, and Company-paid COBRA insurance benefits for up to 12 months from the termination date. The executive officer has 12 months to exercise his or her vested stock options.

For such Named Executive Officers, in the event of an executive officer's death during the term of the employment agreement, such executive officer's estate is entitled to severance benefits of 100% of his or her then-current annual salary for three months, the right to exercise the executive officer's then-vested options from one year following the executive officer's death, and Company-paid COBRA health insurance benefits for 90 days.

The employment agreements with such Named Executive Officers further provide that in the event that the severance benefits are payable in connection with a change of control and (i) constitute "parachute payments" within the meaning of Section 280G of the Code and (ii) would be subject to Excise Tax, then the severance benefits otherwise payable in connection with a change of control shall be reduced by the minimum extent necessary such that no portion of such benefits would be subject to the Excise Tax. Unless the Company and the executive otherwise agree in writing, any determination shall be made in writing by our independent public accountants, whose determination shall be conclusive and binding upon the executive and the Company for all purposes. The Company shall bear all costs the accountants may reasonably incur in connection with any such calculations.

In the event of such Named Executive Officer's death while employed under his or her Employment Agreement, his or her estate is entitled to severance benefits of 100% of his or her then-current annual salary rate for three months, the right to exercise the executive officer's then-vested options for one year following the executive officer's death, and Company-paid COBRA health insurance benefits for 90 days.

Prior to receiving severance for any termination, all Named Executive Officers are required to sign a release with the Company that includes the following provisions: non-competition (one year term), non-solicitation (one year term), non-disparagement (unlimited term), and confidentiality (unlimited term). Any failure to insist on performance of any of the terms of the release cannot be construed as a waiver of such terms or the release.

In the event of such Named Executive Officer's termination of employment with the Company due to disability (as defined in the employment agreement), such executive officer is entitled to continuing payments of his or her base salary until the earlier of eligibility for long-term disability payments under the Company's group disability policy for 180 days following termination.

Severance Arrangements with James Voelker

The agreement between the Company and Mr. Voelker was amended and restated in November 2008 (the "***Voelker Agreement***"). The Voelker Agreement provides for an initial employment term ending on December 31, 2010, as extended upon the mutual consent of the Company and Mr. Voelker, and specifies that Mr. Voelker shall serve as the Company's President and CEO until the earlier to occur of (i) the appointment of a new CEO or (ii) December 31, 2009 (the earlier such date the "***Transition Date***"). Immediately after the Transition Date, Mr. Voelker was to cease his service as the Company's President and CEO, and thereafter remain as the employee Chairman of the Company's Board of Directors. On February 2, 2009, Mr. William J. Lansing was appointed CEO and Mr. Voelker ceased being the President and CEO of the Company. Mr. Voelker currently serves as Chairman of the Company's Board of Directors and remains an employee of the Company.

Pursuant to the terms of the Voelker Agreement, until the Transition Date, Mr. Voelker's annual base salary was $400,000, and he was eligible to receive a performance bonus of not less than 100% of his base salary, based on performance objectives to be mutually determined by Mr. Voelker and the Compensation Committee of the Company's Board of Directors. After the Transition Date, Mr. Voelker's annual base salary was reduced to

$150,000 pursuant to the Voelker Agreement and he is no longer eligible to receive any incentive bonus. Additionally, in connection with entering into the Voelker Agreement and the extension of his employment with the Company as provided therein, the Company's Board of Directors agreed to grant to Mr. Voelker a retention award of 200,000 RSUs pursuant to the terms of the 1996 Plan, of which 100,000 RSUs vested on December 31, 2009, 50,000 RSUs vest on June 30, 2010, and 50,000 RSUs vest on December 31, 2010.

Under the terms of the Voelker Agreement, Mr. Voelker's employment with the Company may be terminated by the Company with or without cause (as defined in the Voelker Agreement).


Proxy

In the event that, on or prior to December 31, 2009, the Company terminated Mr. Voelker's employment with the Company for cause, or if Mr. Voelker voluntarily terminated his employment, Mr. Voelker was eligible to receive: (i) his salary through the date of termination; (ii) the balance of any incentive awards earned and due but not yet paid; (iii) his accrued but unused vacation time through his termination date; (iv) other payments, if any, in accordance with applicable plans, programs, and other arrangements of the Company; and (v) continued entitlements with respect to expense reimbursements for expenses incurred prior to the termination date (collectively, the "***General Benefits***").

In the event that Mr. Voelker is terminated by the Company without cause during the employment term, and such termination is not in connection with a change of control (as defined in the Voelker Agreement and set forth above), Mr. Voelker shall be eligible to receive certain payments and benefits (collectively, the "***Separation Benefits***"), including: (i) a lump sum cash payment equal to three times the sum of his base salary and 100% of the higher of his actual 2008 bonus or his 2008 target bonus; (ii) a pro-rated portion of his bonus for the year of termination (based on the higher of his actual bonus earned for the prior year or his target bonus for the year of termination); (iii) guaranteed continuation of comparable health coverage for him and his family for a period of 36 months; (iv) immediate vesting of Mr. Voelker's then-unvested and outstanding RSUs and stock options and any other award to acquire shares of the Company's common stock; and (v) the General Benefits.

Pursuant to the terms of the Voelker Agreement, in the event that, after December 31, 2008 and on or prior to December 31, 2010, Mr. Voelker terminates employment with the Company for any reason (other than termination for cause or unless such termination occurs in connection with a change of control), then Mr. Voelker shall be eligible to receive the Separation Benefits, other than the acceleration of vesting of Mr. Voelker's then-unvested equity awards, including the General Benefits. The Compensation Committee provided for this severance to incentivize Mr. Voelker to remain with the Company while the Company sought a new CEO and for a transition period thereafter. Under Mr. Voelker's prior employment agreement, Mr. Voelker could have resigned after December 28, 2008 and received the Separation Benefits.

If, during the employment term, Mr. Voelker's employment is terminated by the Company: (A) other than for cause within 90 days prior to a change of control; (B) is terminated other than for cause by the Company (or its successor corporation) in connection with a change of control; (C) is terminated other than for cause by the Company (or its successor corporation) within 18 months following a change of control; or (D) if Mr. Voelker resigns for good reason (as defined in the Voelker Agreement) within 18 months following a change of control but within 90 days following his learning of the occurrence of a good reason event and following the end of a specified cure period, then, subject to certain conditions, Mr. Voelker shall be entitled to certain payments and benefits including: (i) a lump sum cash payment equal to three times his base salary; (ii) a lump sum cash payment equal to three times his annual bonus (based on the higher of his actual bonus earned for the prior year and his target bonus for the year of termination; (iii) a lump sum cash payment in an amount equal to the pro rata portion of his bonus for the year of termination (based on the higher of his actual bonus earned for the prior year or his target bonus for the year of termination); (iv) guaranteed continuation of comparable health coverage for him and his family for a period of 36 months; (v) immediate vesting of Mr. Voelker's equity awards; and (vi) the General Benefits. Additionally, the Voelker Agreement provides that, in the event that Mr. Voelker incurs any Excise Tax with respect to any payment made or benefit granted pursuant to the terms of the Voelker Agreement, the Company shall make a payment to Mr. Voelker which, after the imposition of all income, excise and employment taxes thereon, is equal to the Excise Tax incurred.

Further, pursuant to the terms of the Voelker Agreement, in the event that Mr. Voelker terminates his employment with the Company while an at-will employee following the expiration of the employment term, subject to certain conditions, he will be eligible to receive: (1) severance payments equal to six months of his base salary; (2) reimbursement from the Company for continuing health insurance coverage for up to 12 months; and (3) the General Benefits. In addition, in such event, Mr. Voelker's then-unvested and outstanding equity awards will vest in their entirety.

Prior to receiving severance for any termination, all Named Executive Officers, including Mr. Voelker, are required to sign a release with the Company that includes the following provisions: non-competition (one year term), non-solicitation (one year term), non-disparagement (unlimited term), and confidentiality (unlimited term). Any failure to insist on performance of any of the terms of the release cannot be construed as a waiver of such terms or the release.

In the event of Mr. Voelker's death during the term of the Voelker Agreement, 100% of his then-unvested equity awards shall vest and Mr. Voelker's estate is entitled to severance benefits of 100% of his base salary for 90 days, the right to exercise the his then-vested options for two years following Mr. Voelker's death, and Company-paid COBRA health insurance benefits for 90 days. Mr. Voelker's estate would also be entitled to receive the General Benefits.

In the event of Mr. Voelker's termination of employment with the Company due to disability (as defined in the employment agreement), Mr. Voelker is entitled to continuing payments of his base salary until the earlier of eligibility for long-term disability payments under the Company's group disability policy for 180 days following termination. In addition, 100% of Mr. Voelker's then-unvested equity awards vest. Mr. Voelker would also be entitled to receive the General Benefits.

Severance Arrangements with William J. Lansing

On February 2, 2009, the Board of Directors of InfoSpace elected William J. Lansing as the Company's CEO and President and appointed Mr. Lansing to serve on the Board of Directors. In connection with Mr. Lansing's election as the Company's CEO and President, the Company entered into an employment agreement with Mr. Lansing, effective February 2, 2009 (the "***Lansing Employment Agreement***").

Pursuant to the Lansing Employment Agreement, Mr. Lansing's annual base salary is $410,000 and he is eligible for an annual performance bonus to be set at not less than 100% of his then-current base salary. He also received a one-time lump-sum signing bonus equal to $175,000. In addition, Mr. Lansing received a stock option grant to purchase 1,400,000 shares of the Company's common stock and a grant of 200,000 RSUs covering the Company's common stock.

The Lansing Employment Agreement will have an initial four year term beginning on February 2, 2009, and will be automatically renewable for an additional two year term on February 2, 2013, and thereafter, for additional one year terms, unless, in any case, Mr. Lansing or the Company provides timely written notice of non-renewal. If the Company fails to renew the Lansing Employment Agreement, Mr. Lansing will be eligible to receive the following benefits: six months continued payment of his annual salary; payments in equal installments over six months of an amount equal to 50% of his target bonus; Company reimbursement for the cost of Mr. Lansing's COBRA premiums for no more than six months following his termination; and the acceleration of vesting of 100% of his equity awards.

If Mr. Lansing's employment is terminated by InfoSpace without cause (as defined in the Lansing Employment Agreement) or by Mr. Lansing for good reason (as defined in the Lansing Employment Agreement), and such termination occurs prior to February 2, 2010, Mr. Lansing will be eligible to receive the following severance benefits: 12 months continued payment of his annual salary; payment in equal installments over 12 months of an amount equal to 100% of his target bonus; Company reimbursement for the cost of Mr. Lansing's COBRA premiums for no more than 12 months following his termination; and the acceleration of vesting of 50% of his unvested equity awards.

If Mr. Lansing's employment is terminated by InfoSpace without cause or by Mr. Lansing for good reason, and such termination occurs on or after February 2, 2010 or is in connection with a change of control (as defined in the Lansing Employment Agreement), Mr. Lansing will be eligible to receive the following severance benefits: 24 months continued payment of his annual salary; payment in equal installments over 24 months in an amount equal to 200% of his target bonus; Company reimbursement for the cost of Mr. Lansing's COBRA premiums for no more than 24 months following his termination; and acceleration of vesting of 100% of his equity awards. Additionally, if the termination is in connection with a change of control, Mr. Lansing will be eligible to receive a pro-rated bonus equal to 100% of his target bonus, payable in equal installments over the 12 month period following the date of termination. Mr. Lansing is also entitled, in the event that Mr. Lansing incurs any Excise Tax with respect to any payment made or benefit granted pursuant to the terms of the Lansing Employment Agreement, to cash payments sufficient to pay such Excise Tax, as well as the federal and state income and employment taxes thereon.


Proxy

As further provided in the Lansing Employment Agreement, in the event the acquiring or successor entity in a change of control does not agree to assume or substitute for stock options, RSUs or other equity awards, all such awards will become vested and immediately exercisable immediately prior to the effective date of the change of control.

Prior to receiving severance for any termination, all Named Executive Officers, including Mr. Lansing, are required to sign a release with the Company that includes the following provisions: non-competition (one year term), non-solicitation (one year term), non-disparagement (unlimited term), and confidentiality (unlimited term). Any failure to insist on performance of any of the terms of the release cannot be construed as a waiver of such terms or the release.

In the event of Mr. Lansing's death during the term of the Lansing Employment Agreement, 100% of his then-unvested equity awards shall vest and Mr. Lansing's estate is entitled to severance benefits of 100% of his then-current annual salary for 90 days, the right to exercise the executive officer's then-vested options for the first to occur of 12 months following Mr. Lansing's death, the option's original expiration date or seven years from the date of grant, and Company-paid COBRA health insurance benefits for 90 days.

In the event of Mr. Lansing's termination of employment with the Company due to disability (as defined in the employment agreement), Mr. Lansing is entitled to continuing payments of his base salary until the earlier of eligibility for long-term disability payments under the Company's group disability policy for 180 days following termination. In addition, 100% of Mr. Lansing's then-unvested equity awards vest.

Mr. Lansing (or his estate) is also eligible to receive the General Benefits (as defined above with respect to Mr. Voelker) in connection with any termination of his employment.

Separation Agreement with Alejandro Torres

Mr. Torres entered into a Separation and Release of Claims Agreement (the "***Separation Agreement***"), which generally terminated Mr. Torres's employment agreement with the Company dated January 1, 2008, as amended. In connection with Mr. Torres's resignation, the Company agreed to provide the following severance:

- a lump sum cash payment equal to one year's base salary ($180,000) and one year's target bonus ($63,000), to be paid February 5, 2010; and
- a lump sum cash payment to cover the cost of one year's medical coverage and benefits ($15,752).

As consideration for such compensation:

- Mr. Torres provided a full general waiver and release of known and unknown claims and causes of action for the benefit of the Company and other specified entities and persons;
- all unvested stock options were terminated as of the separation date;

- Mr. Torres agreed to remain bound by the confidentiality provisions specified in his employment agreement; and
- Mr. Torres agreed to remain bound by the non-competition provisions (for one year after the separation date) specified in his employment agreement, and also agreed to non-solicitation provisions for one year.

Proxy

Termination or Change in Control as of December 31, 2009

The following table sets forth the payments of severance and/or benefits that would be provided to each of the Named Executive Officers or his estate in the event of such executive officer's termination of employment due to a change in control, termination by the Company without cause or by the employee for good reason, death, or disability as of December 31, 2009:

Name	Annual Salary Rate(1)	Other Cash(2)	Health Benefits(3)	Stock Options(4)	Stock Awards(4)	Section 280G Gross-up	Total
William J. Lansing							
Change in control	$820,000	$820,000	$31,504	$546,000	$1,714,000	$1,063,778	$4,995,282
Without cause(5)	$410,000	$410,000	$15,752	$273,000	$ 857,000	—	$1,965,752
Death	$102,500	$636,761	$ 3,938	$546,000	$1,714,000	—	$3,003,199
Disability	$205,000	—	—	$546,000	$1,714,000	—	$2,465,000
James F. Voelker							
Change in control	$450,000	—	$47,256	—	$ 857,000	—	$1,354,256
Without cause(5)	$450,000	—	$47,256	—	$ 857,000	—	$1,354,256
Death	$ 37,500	$150,000	$ 3,938	—	$ 857,000	—	$1,048,438
Disability	$ 75,000	—	—	—	$ 857,000	—	$ 932,000
David B. Binder							
Change in control	$210,000	$105,000	$15,752	$128,625	$ 470,231	—	$ 929,608
Without cause(5)	$210,000	$105,000	$15,752	$102,900	$ 376,184	—	$ 809,836
Death	$ 52,500	$150,000	$ 3,938	—	—	—	$ 206,438
Disability	$105,000	—	—	—	—	—	$ 105,000
Alesia L. Pinney							
Change in control	$200,000	$ 80,000	$15,752	$157,500	$ 374,938	—	$ 828,190
Without cause(5)	$200,000	$ 80,000	$15,752	$126,000	$ 299,950	—	$ 721,702
Death	$ 50,000	$150,000	$ 3,938	—	—	—	$ 203,938
Disability	$100,000	—	—	—	—	—	$ 100,000
Michael J. Glover							
Change in control	$200,000	$100,000	$14,417	$128,625	$ 484,569	—	$ 927,611
Without cause(5)	$200,000	$100,000	$14,417	$102,900	$ 387,655	—	$ 804,972
Death	$ 50,000	$150,000	$ 3,604	—	—	—	$ 203,604
Disability	$100,000	—	—	—	—	—	$ 100,000
Eric M. Emans							
Change in control	$170,000	$ 51,000	$15,752	$ 96,469	$ 334,680	—	$ 667,901
Without cause(5)	$170,000	$ 51,000	$15,752	$ 77,175	$ 267,744	—	$ 581,671
Death	$ 42,500	$150,000	$ 3,938	—	—	—	$ 196,438
Disability	$ 85,000	—	—	—	—	—	$ 85,000

(1) With respect to change in control payments, the amount shown assumes payment of one-time annual salary for Named Executive Officers with the exception of Mr. Lansing and Mr. Voelker. The amount shown assumes payment of twice annual salary for Mr. Lansing and three times annual salary for Mr. Voelker. With respect to termination by the Company without cause or termination by the employee for good reason, the amount shown assumes payment of one year's annual salary for all Named Executive Officers, except Mr. Voelker, which assumes payment of three times annual salary. Payment is payable in a single lump sum with the exception of Mr. Lansing's payment which is made ratably over two years. With respect to death and disability payments, the amount shown assumes payment of salary for 90 days and 180 days, respectively.

(2) With respect to change in control and without cause, Other Cash primarily consists of annual target bonuses. Payment is payable in a single lump sum with the exception of Mr. Lansing's payment which is made ratably over two years. The figure for death includes a $150,000 life insurance policy payable upon death of employee. The employment agreement for Mr. Lansing includes payment of his salary for 90 days, a lump sum for any unpaid but earned and accrued bonus, and 100% of the then-unvested equity awards shall immediately vest in addition to the life insurance policy.

(3) Consists of Company-paid COBRA insurance benefits.

(4) The value of the option awards and RSUs that vest is based on the closing price of our common stock on December 31, 2009, which was $8.57 per share.

(5) Termination without cause or termination by employee with good reason as defined in each Named Executive Officer's employment agreement.

Proxy

EQUITY COMPENSATION PLANS

During 2009, certain executive officers and directors received benefits under our 1996 Plan and the related Stock Option Program for non-employee directors. Our stockholders have approved the 1996 Plan and the 1998 Employee Stock Purchase Plan. Both the 1996 Plan and the 1998 Employee Stock Purchase Plan are described in detail in "Note 5: Stockholders' Equity" in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report filed on Form 10-K for the year ended December 31, 2009.

At December 31, 2009, of the plans not approved by stockholders, only the 2001 Nonstatutory Stock Option Plan (the "***2001 Plan***") had shares available for future issuance. The 2001 Plan and other equity compensation plans that were not approved by stockholders are described in detail in "Note 5: Stockholders' Equity" in the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2009.

The following table provides certain information regarding the Company's equity compensation plans as of December 31, 2009:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders(1)	6,840,483(2)	$13.89(3)	4,832,041(4)
Equity compensation plans not approved by stockholders(5)	913,765	$12.49(3)	1,650,503
Total	7,754,248	$13.74(3)	6,482,544

(1) Includes shares to be issued under the 1996 Plan and our 1998 Employee Stock Purchase Plan.

(2) Consist of 5,512,214 shares of common stock issuable upon exercise of outstanding options and 1,328,269 shares of common stock issuable upon vesting of RSUs granted under the 1996 Plan.

(3) Consists of the weighted-average exercise price of outstanding options.

(4) Includes 4,199,032 shares available for future grant under the 1996 Plan and 633,009 shares available for future grant under the 1998 Employee Stock Purchase Plan. Does not include the 1,769,556 additional shares that automatically became available for future issuance under the 1996 Plan on January 1, 2010 pursuant to such plan.

(5) Includes 138,765 shares issuable upon exercise of outstanding options under our 2001 Plan. There are 1,650,503 shares remaining available for future grants under such plan. Also includes 25,000 shares issuable upon exercise of outstanding options under the InfoSpace, Inc. Switchboard Incorporated Stock Incentive Plan, which was assumed in connection with the acquisition of Switchboard. Also includes 500,000 shares issuable upon exercise of outstanding options and 250,000 shares issuable upon vesting of RSUs assumed in connection with the acquisition of the membership interests in F-Four, LLC in May 2009.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2010, and recommends that stockholders vote for ratification of such appointment. Although stockholder approval of such appointment is not required by law and is not binding on the Company, the Audit Committee will take your vote on this proposal into consideration when appointing our independent registered public accounting firm in the future. Even if you ratify the appointment of Deloitte & Touche LLP, the Audit Committee may in its sole discretion terminate such engagement and direct the appointment of another independent public registered accounting firm at any time during the year, although it has no current intention to do so.

Deloitte & Touche LLP has audited our financial statements annually since 1997 and their appointment has been ratified by stockholders since the 1999 annual meeting. Representatives of Deloitte & Touche LLP are expected to be present at the meeting, with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

Required Vote; Ratification of Appointment of Independent Registered Public Accounting Firm

The affirmative vote of the holders of a majority of the votes cast is required to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2010. Any abstentions will be counted for purposes of determining the presence or absence of a quorum, but will not otherwise have an effect on the outcome of the vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL

TRANSACTION OF OTHER BUSINESS

The Board of Directors of InfoSpace knows of no other matters to be submitted at the meeting. If any other matters come before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares they represent as the Board of Directors may recommend.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Any stockholder proposal intended to be included in the Company's Proxy Statement and form of proxy for the 2011 annual meeting (pursuant to rule 14a-8 of the Exchange Act) must be received by the Company at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004 by no later than December 6, 2010 and must otherwise be in compliance with the SEC's proxy rules.

Any director nomination or stockholder proposal of other business intended to be presented for consideration at the 2011 annual meeting, but not intended to be considered for inclusion in the Company's Proxy Statement and form of proxy for such meeting (i.e., not pursuant to Rule 14a-8 of the Exchange Act), must be received in a timely manner and otherwise in accordance with the Company's Bylaws and related policies and procedures. In particular, our Bylaws establish that nominations for the election of directors may be made by any stockholder entitled to vote who has delivered written notice to the Corporate Secretary of InfoSpace not fewer than 60 days nor more than 90 days in advance of the annual meeting (or, with respect to an election of directors to be held at a special meeting, by the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders), which notice must contain the information specified in the Bylaws concerning the nominees and concerning the stockholder proposing such nominations. In the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholders must be received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. Further information regarding nomination of directors is disclosed above in the descriptions of the Nominating and Governance Committee and of the Director Nomination Process under the heading "Board of Directors and Committee Information."

Further, our Bylaws provide that other business may be made by any stockholder entitled to vote who has delivered written notice to the Corporate Secretary of InfoSpace not less than 60 days nor more than 90 days in advance of the annual meeting, which notice must contain the information specified in the Bylaws concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters. In the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. If a stockholder who has notified InfoSpace of his or her intention to present a proposal at an annual meeting does not appear or send a qualified representative to present his or her proposal at such meeting, InfoSpace need not present the proposal for a vote at such meeting.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with the foregoing requirements and other applicable law. A copy of the full text of the Bylaws discussed above is available on our company Web site at www.infospaceinc.com or may be obtained by writing to the Corporate Secretary of InfoSpace. All notices of proposals by stockholders, whether or not included in our proxy materials, should be sent to InfoSpace's principal executive offices at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004, Attention: Corporate Secretary.

INCORPORATION BY REFERENCE; ANNUAL REPORT

Certain information in this Proxy Statement is incorporated by reference into Part III of the Company's Annual Report on Form 10-K for the year ended December 31, 2009. However, certain section headings referenced in Part III have been revised in this Proxy Statement. Therefore, for purposes of clarity, the following information in this Proxy Statement is hereby incorporated by reference into the following item numbers of the Company's Annual Report on Form 10-K for the year ended December 31, 2009:

(i) For Item 10, the information under the captions "Information Regarding the Board of Directors and Committees – Director Nominees," "Information Regarding the Board of Directors and Committees – Continuing Directors," "Information Regarding the Board of Directors and Committees – Board of Directors and Committee Information," and "Beneficial Ownership – Section 16(a) Beneficial Ownership Reporting Compliance;"

(ii) For Item 11, the information under the captions "Information Regarding the Board of Directors and Committees – Director Compensation," "Compensation Discussion and Analysis," "Compensation of Named Executive Officers," "Compensation Committee Report," and "Compensation Committee Interlocks and Insider Participation;"

(iii) For Item 12, the information under the captions "Equity Compensation Plans" and "Beneficial Ownership – Security Ownership of Certain Beneficial Owners and Management;"

(iv) For Item 13, the information under the captions "Audit Committee Report – Transactions with Related Persons" and "Information Regarding the Board of Directors and Committees – Board of Directors and Committee Information;" and

(v) For Item 14, the information under the caption "Audit Committee Report – Fees Paid to Independent Registered Public Accounting Firm for 2009 and 2008."

New Executive Officer

Stephen P. Hawthornthwaite (age 40) was hired as our Vice President of Corporate Development on March 22, 2010. Prior to joining InfoSpace, Mr. Hawthornthwaite was a Partner and Managing Director with GCA Savvian Advisors with a primary focus on Mergers and Acquisitions. He was employed by GCA Savvian Advisors from March 2004 to March 2010 and has 14 years of investment banking experience in total. Prior to GCA Savvian, Mr. Hawthornthwaite was a Vice President in the Technology M&A group at Robertson Stephens.

Annual Report

Our Annual Report on Form 10-K for the year ended December 31, 2009 is available on our company Web site at www.infospaceinc.com. Upon written request by any stockholder to Alesia Pinney, the Corporate Secretary of InfoSpace, at 601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004, a copy of the Annual Report on Form 10-K, without exhibits, will be furnished without charge, and a copy of any or all exhibits to the Annual Report on Form 10-K will be furnished for a fee that will not exceed our reasonable expenses in furnishing the exhibits. Our SEC filings also are available to the public at the SEC's Web site at http://www.sec.gov.

Proxy

By Order of the Board of Directors,



Alesia Pinney
General Counsel and Secretary

Bellevue, Washington
April 7, 2010

Proxy

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-25131

INFOSPACE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**91-1718107**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

601 108th Avenue NE, Suite 1200, Bellevue, Washington 98004
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code:
(425) 201-6100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.0001 per share	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
Series C Participating Preferred Stock
(Title of Class)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant outstanding as of June 30, 2009, based upon the closing price of Common Stock on June 30, 2009 as reported on the NASDAQ Global Select Market, was $230.9 million. Common Stock held by each officer and director has been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 19, 2010, 35,593,453 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the definitive proxy statement to be filed by the registrant in connection with the 2010 Annual Meeting of Stockholders (the "Proxy Statement").

TABLE OF CONTENTS

This report contains forward-looking statements that involve risks and uncertainties. The statements in this report that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipate," "believe," "plan," "expect," "future," "intend," "may," "will," "should," "estimate," "predict," "potential," "continue," and similar expressions identify forward-looking statements, but the absence of these words does not mean that the statement is not forward looking. These forward-looking statements include, but are not limited to, statements regarding projections of our future financial performance; trends in our businesses; our future business plans and growth strategy, including our plans to expand, develop or acquire particular operations or businesses; and the sufficiency of our cash balances and cash generated from operating, investing, and financing activities for our future liquidity and capital resource needs.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance, achievements and prospects, and those of the Internet industries generally, to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others, those identified under Item 1A, "Risk Factors" and elsewhere in this report. You should not rely on forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. We do not undertake any obligation to update publicly any forward-looking statement to reflect new information, events or circumstances after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events.

ITEM 1. Business

Overview

InfoSpace, Inc. ("InfoSpace", "our" or "we") develops search tools and technologies that assist consumers with finding content and information on the Internet. We offer search services that enable Internet users to locate and view content, information, merchants, individuals, and products online. We offer search services through our own Web sites, such as Dogpile.com, WebCrawler.com, MetaCrawler.com, and WebFetch.com, as well as through the Web sites of distribution partners. Partner versions of our Web offerings are generally private-labeled and delivered with each distribution partner's unique requirements.

Our search offerings differ from most other mainstream search services in that they utilize our "metasearch" technology that selects results from several search engines, including Google, Yahoo!, and Bing, among others, which serve as our content providers. Some content providers, such as Google and Yahoo!, pay us to distribute their content, and we refer to those providers as our customers.

We compete against other providers of Web search services. We also compete against more traditional media, including radio, network and cable television, newspaper, magazines, Internet, direct mail and others for a share of the U.S. advertising media market. Until the fourth quarter of 2007, InfoSpace was comprised of three businesses: online search, online directory, and mobile. We exited portions of our mobile business in 2006 and 2007 and sold our online directory business and the remaining portions of our mobile services business in the fourth quarter of 2007. Following the sale of our mobile and directory businesses, our revenues are derived almost exclusively from providing online search services.

We plan to use a portion of our cash and investments to acquire businesses, including businesses that may not be related to online search.

We were founded in 1996 and are incorporated in the state of Delaware. Our principal corporate office is located in Bellevue, Washington. We also have offices in Bangalore, India and Palo Alto, California. Our common stock is listed on the NASDAQ Global Select Market under the symbol "INSP."

Revenue Sources

Our customers are primarily search content providers that provide paid search links for display as part of our search services. From these content providers, whom we refer to as our customers, we license rights to certain search products and services, including both non-paid and paid search links. We receive revenues from our customers when an end user of our Web search services clicks on a paid search link that is provided by that customer and displayed on one of our owned and operated Web properties or displayed on the Web property of one of our search distribution partners. Revenues are recognized in the period in which such paid clicks occur and are based on the amounts earned and remitted to us by our customers for such clicks. In addition, we earn revenue from certain distribution partners, such as a fixed monthly fee in exchange for portal infrastructure services.

We derive a significant portion of our revenue from a small number of customers and we expect that this concentration will continue in the foreseeable future. Google and Yahoo! each accounted for more than 10% of our revenues in 2009 and jointly accounted for more than 95% of our revenues in 2009, 2008 and 2007. If either of these customers reduces or eliminates the services they provide to us or our distribution partners, or if either of these customers is unwilling to pay us amounts they owe us, it could materially harm our business and financial results.

Our main customer agreements are with Google and Yahoo!. Our principal agreements with Google and Yahoo! expire in April and January 2011, respectively, and we plan to negotiate renewals of these agreements. Each agreement may be renewed only upon mutual written agreement of the parties to the agreement. Both Google and Yahoo! have requirements and guidelines regarding, and reserve certain rights of approval over, the use and distribution of their respective search products and services. The requirements and guidelines are frequently subject to differing interpretations by the parties, and both Google and Yahoo! may modify certain requirements and guidelines of their agreements with us in their discretion. If Google or Yahoo! believe that we or our search distribution partners have failed to meet the requirements and guidelines promulgated under these customer agreements, they may suspend or terminate our or our distribution partners' use and distribution of such customer's search products and services, with or without notice, and in the event of certain violations, may terminate their agreements with us. We and our distribution partners have limited rights to cure breaches of the requirements and guidelines.

Google and Yahoo! each make certain representations and warranties to us in the agreements regarding the content and operation of their search products and services, and we make certain representations and warranties in the agreements regarding our use and distribution of their search products and services. Under these agreements, the parties also provide for some indemnification relating to these representations and warranties; Google and Yahoo! provide certain indemnification with respect to ownership of the content and technology provided by their search products and services, and we provide certain indemnification with respect to our, and our distribution partners', use and distribution of Google and Yahoo!'s search products and services.

Our partners for distribution of our online search services include Internet service providers, Web portals and software application providers. We generated approximately 42%, 23% and 31% of our online search revenues through relationships with our top five distribution partners in 2009, 2008 and 2007, respectively. Our agreements with most of our distribution partners come up for renewal in 2010 and 2011, and we plan to negotiate renewals for many of these agreements. In addition, some of our distributors have the right to terminate their agreements immediately in the event of certain breaches. We anticipate that our content and distribution costs for our revenue-sharing arrangements with our distribution partners will increase as revenues grow, and may increase as a percentage of revenues to the extent that there are changes to existing arrangements or we enter into new arrangements on less favorable terms. Recently, we have experienced increased competition from our customers, seeking to enter into content provider agreements directly with our existing or potential distribution partners, making it increasingly difficult for us to renew agreements with existing major distribution partners or to enter into distribution agreements with new partners on favorable terms.

Product Development

We believe that our technology is essential to expand and enhance our products and services and maintain the attractiveness and competitiveness of our products and services. Product development expenses were $5.6 million in 2009, $9.9 million in 2008 and $9.9 million in 2007.

Intellectual Property

Our success depends significantly upon our technology and intellectual property rights. To protect our rights and the value of our corporate brands and reputation, we rely on a combination of copyright, patent, domain name and trademark laws, trade secrets protection, confidentiality agreements with employees and third parties and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect our interests. It is our policy to require employees and contractors to execute confidentiality and non-use agreements that prohibit the unauthorized disclosure and use of our confidential and proprietary information and, if applicable, that transfer to us any rights they may have in inventions and discoveries, including but not limited to trade secrets, copyrightable works or patentable technologies that they may develop while under our employ. In addition, prior to entering into discussions with third parties regarding our business and technologies, we generally require that such parties enter into confidentiality and non-use agreements with us. If these discussions result in a license or other business relationship, we also generally require that the agreement setting forth the parties' respective rights and obligations include provisions for the protection of our intellectual property rights. For example, the standard language in our agreements with distribution partners provides that we retain ownership of our intellectual property in our technologies and requires them to display our patent, copyright and trademark notices, as appropriate.

We hold 37 trademarks registered in the United States and 79 trademarks registered in various foreign countries. We also have applied for registration of certain service marks and trademarks in the United States and in other countries, and will seek to register additional marks in the U.S. and foreign countries, as appropriate. We may not be successful in obtaining registration for the service marks and trademarks for which we have applied or maintaining the registration of existing marks. In addition, if we are unable to acquire and maintain domain names associated with those trademarks (for example, dogpile.com, webcrawler.com, metacrawler.com, and infospace.com), the value of our trademarks may be diminished.

We hold 6 U.S. patents. Our issued patents relate to online search, advertisement and location services, among others. We believe that the duration of the applicable patents is adequate relative to the expected lives of our services. We are currently pursuing certain pending U.S. and foreign patent applications that relate to various aspects of our technology. We anticipate ongoing patent application activity in the future. However, patent claims may not be issued and, if issued, may be challenged or invalidated by third parties. In addition, issued patents may not provide us with any competitive advantages.

We may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, and failure to do so could weaken our competitive position and negatively impact our business and financial results. If others claim that our products infringe their intellectual property rights, we may be forced to seek expensive licenses, reengineer our products, engage in expensive and time-consuming litigation or stop marketing and licensing our products. See the section entitled "Risk Factors" in Part I, Item 1A of this report for additional information regarding protecting and enforcing intellectual property rights by us and third parties against us.

MetaCrawler License Agreement. We hold an exclusive, perpetual worldwide license, subject to certain limited exceptions, to the MetaCrawler intellectual property and related search technology from the University of Washington. The technology currently used in some of our web search services could potentially be considered a derivative work of that licensed technology.

Competition

We operate in the online search market, which is extremely competitive and rapidly changing. We consider our primary competitors to be Google, Yahoo!, Bing (Microsoft) and other providers of online search services. Our current and prospective competitors include many large companies that have substantially greater resources than we have, some of whom are also our customers, and many small and start-up companies with a large variety of competitive products and services. If our competitors develop software and application services that are superior to ours, or that achieve greater market acceptance than ours, our business will suffer.

We believe that the primary competitive factors in the market for online search services are:

- the ability to meet the specific information, content, and service demands of a particular Web property;
- the cost-effectiveness, reliability and security of the products and application services;
- the ability to provide products and application services that are innovative and attractive to consumers and other end users;
- the ability to provide products or applications services, such as embedded search browsers, default search provider settings within the search browsers or downloadable applications, that displace our search services;
- the ability to develop innovative products and services that enhance the appearance and utility of the Web properties;
- the ability to meet the needs of major customers and distribution partners; and
- the ability to develop and market new or enhanced products and search services.

Although we believe that no one competitor offers all of the products and services we do in online search, we face competition from various sources. We compete, directly or indirectly, in the following ways, among others:

- Google, Yahoo! and other customers are also our competitors. Many of our current competitor customers have had relationships with some of our current and potential distribution partners. In addition to competing with us on their own Web properties, our customers may contract directly with our distribution partners to provide our distribution partners with online search services and products;
- our online search services also compete against more traditional media, including radio, network and cable television, newspaper, magazines, Internet, direct mail and others for a share of the U.S. advertising market;
- other information and content services we provide compete with specialized content providers; and
- in international markets, in addition to competing with U.S.-based search providers, we compete with local companies whose greater understanding of and focus on a particular local market may provide a competitive advantage.

We expect that in the future we will experience competition from other Internet application companies, as well as from other content providers. Some of these potential competitors are currently customers or distribution partners of ours, the loss of which could harm our business.

Governmental Regulation

Because of the increasing use of the Internet, U.S. and foreign governments have adopted or may in the future adopt laws and regulations relating to the Internet, addressing issues such as consumer protection, user privacy, security, pricing, age verification, content, taxation, copyrights and other intellectual property, distribution, advertising and product and services quality.

Recent concerns regarding Internet user privacy have led to the introduction of U.S. federal and state legislation to protect user privacy and data security. Existing federal laws regarding user privacy that we may be subject to include the Children's Online Privacy Protection Act, which regulates the online collection of personal information from children under 13, and the Gramm-Leach-Bliley Act, which regulates the collection and processing of personal information by financial institutions as well as imposes information security obligations. In addition, the Federal Trade Commission (the "FTC") has used its authority to regulate unfair and deceptive trade practices to investigate and regulate user privacy and data security concerns, and such investigations or regulation could adversely affect our business. Various states have likewise sought to regulate consumer protection, advertising, privacy and data security in ways that may affect the collection, use and disclosure of information. For example, California has passed several laws relating to the collection, storage and distribution of personal information, requiring in part the posting of a privacy policy and disclosure of how information is shared with third parties for marketing purposes as well as obligating businesses to secure such information. In addition, numerous states now require that companies notify individuals of security breaches that may result in third parties gaining unauthorized access to certain types of personal information. We believe we take reasonable steps to protect the security and confidentiality of the information we collect and store but there is no guarantee that third parties will not gain unauthorized access despite our efforts or that we will not incur costs in complying with our notification obligations under such circumstances.

We must also comply with federal and state laws and regulations governing online promotions and the taxation of items sold online. Additionally, certain bills are pending and some laws have been passed in certain jurisdictions setting forth requirements that must be met before a downloadable application is downloaded to an end user's computer.

Foreign countries in which our services are provided have enacted, and may in the future enact, laws and regulations that may affect our ability to provide such services or the manner in which they are provided, including laws governing the provision of online search services, including the collection, use, disclosure, display and retention of end user information and data as part of such services, or laws and regulations governing online auctions.

Many countries outside of the United States have more restrictive privacy laws than the United States. The European Union, for example, strictly regulates the collection, use and transfer of personal information of its residents. Further, information lawfully collected in the European Union may not be transferred for processing outside the European Union to a country that lacks adequate protections. The European Union has deemed the U.S. to lack such protections and transfers of personal information gathered in the European Union to the United States are only permitted under limited circumstances. Additionally, regulatory authorities in the European Union increasingly take a different view from the U.S. with respect to what constitutes personal information, especially in the context of IP addresses. The European Union also increasingly seeks to regulate the duration for which a business can maintain information it has collected. Other countries such as Canada follow models similar to the European Union albeit without express prohibitions on data export. These and similar restrictions may limit our ability to collect, use, and transfer information regarding Internet users in those countries.

We may be subject to provisions of the Federal Trade Commission Act and similar state laws that regulate consumer protection and advertising in all media, including the Internet, and require advertisers to substantiate advertising claims before disseminating advertising. The FTC and various state attorneys general have recently brought actions charging deceptive advertising via the Internet and may actively monitor Internet advertising.

Other countries similarly regulate direct and indirect marketing. For example, the European Union has enacted an electronic communications directive that imposes certain restrictions on the use of cookies and action tags as well as the sending of unsolicited communications. Also, like the United States, the members of the European Union and other countries each may have localized consumer protection, advertising, and privacy related legislation that may impose additional costs or limit our ability to conduct business in such regions and elsewhere.

These or other laws or regulations that may be enacted in the future could have adverse effects on our business, including higher regulatory compliance costs, limitations on our ability to provide some services in some states or countries, and liabilities that might be incurred through lawsuits or regulatory penalties. See the section entitled "Risk Factors" in Part I, Item 1A of this report for additional information.

Seasonality

Our search services are affected by seasonal fluctuations in Internet usage, which generally declines in the summer months.

Employees

As of February 19, 2010, we had 157 employees. None of our employees are represented by a labor union and we consider employee relations to be positive. There is significant competition for qualified personnel in our industry, particularly for software development and other technical staff. We believe that our future success will depend in part on our continued ability to hire and retain qualified personnel.

Company Internet Site and Availability of SEC Filings

Our corporate Internet site is located at www.infospaceinc.com. We make available on that site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments to those filings and other reports filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). Our SEC filings, as well as our Code of Conduct and Ethics and other corporate governance documents, can be found in the Investor Relations section of our site and are available free of charge. Information on our Internet site is not part of this Annual Report on Form 10-K. In addition, the SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

Executive Officers and Directors of the Registrant

The following table sets forth certain information as of February 19, 2010 with respect to our executive officers and directors:

Name	Age	Position
William J. Lansing	51	Chief Executive Officer, President and Director
David B. Binder	40	Chief Financial Officer and Treasurer
Leo S. Chang	36	Chief Technology Officer
Eric M. Emans	36	Chief Accounting Officer
Michael J. Glover	47	Vice President, Distribution and Business Development
Alesia L. Pinney	46	General Counsel and Secretary
John J. Rodkin	37	General Manager of Search
James F. Voelker	59	Chairman of the Board
John E. Cunningham, IV	52	Director
Jules Haimovitz	59	Director
Richard D. Hearney	70	Director
Elizabeth I. Huebner	52	Director
Braden R. Kelly	39	Director
William J. Ruckelshaus	45	Director
Lewis M. Taffer	62	Director

William J. Lansing has served as our Chief Executive Officer and President, and as a director, since February 2009. From December 2003 to October 2007, Mr. Lansing served as Chief Executive Officer, President and as a director of ValueVision Media, Inc., a direct marketing company. From September 2001 to December 2003, he served as a General Partner of General Atlantic LLC, a private equity investment firm. From April 2000 to August 2001, he was Chief Executive Officer of NBC Internet, Inc., an integrated Internet media company. From April 1998 to March 2000, he served as President, then as Chief Executive Officer, of Fingerhut Companies, Inc., a direct marketing company. From November 1996 to May 1998, Mr. Lansing served as Vice President, Corporate Business Development for General Electric Company. Mr. Lansing serves on the Board of Directors of Fair Isaac Corporation and RightNow Technologies, Inc.

David B. Binder has served as our Chief Financial Officer and Treasurer since January 2008. Mr. Binder joined InfoSpace as Vice President of Finance in October 2004. From November 2001 to October 2004, he served as Director, and later Senior Director, of Business Development at drugstore.com, Inc., an online drug store.

Leo S. Chang has served as our Chief Technology Officer since May 2009. From January 2009 to May 2009, Mr. Chang was Principal Technical Consultant to F-Four, an operational consulting and proprietary software firm that he co-founded. From October 2007 to February 2009, Mr. Chang served as co-founder of Green Hedges, Inc., an insurance company. From December 2006 to January 2008, Mr. Chang held two roles at Webtrends Inc., a computer software company, first as Director of Software and later as Interim Vice President of Engineering. From May of 2005 until November 2006, Mr. Chang served as Chief Technology Officer for ClickShift, an Internet advertising optimization company that he co-founded and that was acquired by Webtrends Inc. in November 2006. From June of 2002 to May of 2005, Mr. Chang served as Vice President of Software at Savi Technology, Inc., a computer software company.

Eric M. Emans has served as our Chief Accounting Officer since January 2008. Mr. Emans joined the Company as Corporate Controller in September 2006. However, Mr. Emans had previously held various positions at the Company from September 2003 to December 2005, including Manager, Revenue Assurance and Senior Manager, Finance. From December 2005 to September 2006, he served as Director, Mobile Operations, at Corbis Corporation, a provider of visual content and rights services. He began his career as an auditor at Deloitte & Touche, LLP.

Michael J. Glover has served as our Vice President, Distribution and Business Development since October 2008. Mr. Glover has held various positions in Business Development since joining InfoSpace in October 2000. From April 2008 to September 2008, he served as Vice President, Business Development. From April 2006 to March 2008, he served as Senior Director, Business Development, after serving as Director, Business Development from June 2004 to April 2006. From January 2004 to June 2004, he served as Senior Manager, Business Development, after serving as Business Development Manager from October 2000 to December 2003.

Alesia L. Pinney has served as our General Counsel and Secretary since July 2009. From September 2006 to July 2009, Ms. Pinney provided operational and legal services to four privately held companies in transition, including Sound Inpatient Physicians, LLC as its Chief Administrative Officer, Secretary and General Counsel (2008-09), Talyst, Inc. as its Executive Vice President Operations and Legal (2007-08), Lighthouse Document Technologies, Inc. as its Acting General Counsel (2007) and Weldon Barber as its Chief Operating Officer and General Counsel (2006-07). Prior to such time, Ms. Pinney was employed by drugstore.com, Inc. as its Vice President, Legal and Human Affairs, Secretary and General Counsel from June 2005 to December 2006 and as its Vice President, General Counsel and Secretary from October 2000 to June 2005.

John J. Rodkin has served as our General Manager of Search since May 2009. From January 2009 to May 2009, Mr. Rodkin was Chief Executive Officer of F-Four, an operational consulting and proprietary software firm that he co-founded. From October 2007 to January 2009, Mr. Rodkin served as Chief Executive Officer of Green Hedges, Inc., an insurance company. From December 2006 to December 2007, Mr. Rodkin held two roles at Webtrends Inc., a computer software company, first as Vice President and General Manager, Digital Advertising Solutions, and later as Interim Vice President of Engineering and Product Management. From June 2005 to November 2006, Mr. Rodkin served as CEO of ClickShift, an Internet advertising optimization company that was acquired by Webtrends Inc. in November 2006. From June 2004 to August 2004, Mr. Rodkin served as an Entrepreneur in Residence at US Venture Partners, a venture capital firm.

James F. Voelker has served as our Chairman of the Board since December 2002. He also served as Chief Executive Officer from December 2002 to February 2009, and also as President from December 2005 to February 2009. He also held the title of President from December 2002 to April 2003. He has served as a director since July 2002. Mr. Voelker served as President and a director of NEXTLINK Communications, Inc. (now XO Communications, Inc.), a broadband communications company, from its inception in 1994 through 1998.

John E. Cunningham, IV has served as a director of InfoSpace since July 1998. Mr. Cunningham has been a general partner of Clear Fir Partners, L.P., a private equity investment partnership, since February 1998. From July 2006 to June 2008, he served as a board member of Citel Technologies, Inc., a telecommunications company, and also served as its non-executive Chairman from January 2004 to July 2006. From April 1996 until February 2003, he served as President of Kellett Investment Corporation, an investment fund for private companies.

Jules Haimovitz has served as a director of InfoSpace since October 2005. Since July 2007, he has served as President of Haimovitz Consulting, a media consulting firm. From July 2002 to July 2007, Mr. Haimovitz served as Vice Chairman and Managing Partner of Dick Clark Productions Inc., a producer of programming for television, cable networks and syndicators. From June 1999 to July 2004, Mr. Haimovitz served in various capacities at Metro Goldwyn Mayer Inc., including President of MGM Networks Inc., Executive Consultant to the CEO, and Chair of the Library Task Force. Mr. Haimovitz is a director of Blockbuster, Inc.

Richard D. Hearney has served as a director of InfoSpace since September 2001. General Hearney served as President and Chief Executive Officer of Business Executives for National Security, an organization focusing on national security policy, from December 2000 to April 2002.

Elizabeth Huebner has served as a director of InfoSpace since May 2009. Mrs. Huebner retired from a 26-year career in the finance sector in 2006. Prior to retiring, Mrs. Huebner was Chief Financial Officer from 2000 to 2006 at Getty Images, Inc., a provider of visual content and rights services.

Braden Kelly has served as a director of InfoSpace since September 2009. Mr. Kelly currently serves as a senior advisor to Health Evolution Partners, a San Francisco-based private equity firm. Additionally, Mr. Kelly serves on the board of edo Interactive, Inc., a developer in digital payment and marketing platforms. From 1995 to 2006, Mr. Kelly was with General Atlantic LLC, a private equity investment firm focused on growth investing, where he served as a partner and managing director. Prior to joining General Atlantic, Mr. Kelly worked in the investment banking division at Morgan Stanley & Co. as a member of the mergers, acquisitions and restructuring department.

William J. Ruckelshaus has served as a director of InfoSpace since May 2007. Mr. Ruckelshaus has served as Chief Operating Officer of Audience Science, Inc. (formerly known as Revenue Science Inc.), an Internet advertising technology and services company, since August 2008, as well as its Chief Financial Officer since May 2006. From July 2002 to April 2006, he served as Senior Vice President Corporate Development at Expedia, Inc., an online travel agency, where he oversaw Expedia's mergers and acquisitions and led the corporate strategic planning effort.

Lewis M. Taffer has served as a director of InfoSpace since June 2001. Since March 2006, Mr. Taffer has served as an Operating Advisor at Pegasus Capital Advisors, a private equity fund manager. Since May 2006, he has also served as a director and Senior Vice President at iGPS Company LLC, a provider of RFID (radio frequency identification)-tagged plastic pallet rental systems and an affiliate of Pegasus Capital Advisors. Since January 2005, he has been an independent management consultant. From January 2004 to January 2005, Mr. Taffer served as Executive Vice President, Acquisition Marketing of America Online, Inc. From May 2001 through December 2003, Mr. Taffer was an independent consultant specializing in marketing, business development and strategic partnerships.

ITEM 1A. Risk Factors

RISKS RELATED TO OUR BUSINESS

Most of our revenue is attributable to Google and Yahoo!, and the loss of or a payment dispute with either of these customers (or any future significant customer) would harm our business and financial results.

We acquire rights to content from third-party content providers, whom we refer to as customers, and our future success is highly dependent upon our ability to maintain and renew relationships with these customers. Google and Yahoo! jointly accounted for over 95% of our online search revenues in 2009, 2008 and 2007, and we expect that concentration will continue. Our principal agreements with Google and Yahoo! expire in April and January 2011, respectively. In addition, Google, Yahoo! and our other customers are competitors of each other, and the way we do business with one of them may not be acceptable to one or some of their competitors with whom we also do business, which may result in Google, Yahoo! or other customers not renewing their agreements with us on favorable terms or at all. Google, Yahoo! or other customers are also our competitors, and they have had relationships with some of our current and potential search distribution partners. In addition to competing with us on their own Web properties, our customers may, in the future, contract directly with our distribution partners to provide online search services and products. If Google, Yahoo! or any future significant customer were to substantially reduce or eliminate the content it provides to us or to our distribution partners, not renew its contract with us on favorable terms, be unwilling to pay us amounts that it owes us, or dispute amounts it owes us or has paid to us for any reason (including for the reasons described in the risk factors below), our business and financial results could materially suffer to the extent we were unable to establish and maintain new customer relationships, or expand our remaining customer relationships, to replace the lost or disputed revenue.

Failure by us or our search distribution partners to comply with the guidelines promulgated by Google and Yahoo! relating to the use of content may cause that customer to temporarily or permanently suspend the use of its content or terminate its agreement with us, or may require us to modify or terminate certain distribution relationships.

If we or our search distribution partners fail to meet the guidelines promulgated by Google or Yahoo! for the use of their content, we may not be able to continue to use their content or provide the content to such distribution partners. Our agreements with Google and Yahoo! give them the ability to suspend the use and the distribution of their content for non-compliance with their requirements and guidelines and, in the case of breaches of certain other provisions of their agreements, to terminate their agreements with us immediately, regardless of whether such breaches could be cured.

The terms of the customer agreements with Google and Yahoo! and related guidelines are subject to differing interpretations by the parties. Google and Yahoo! have in the past suspended, and may in the future, suspend their content provided to our Web sites or the Web sites of our distribution partners, without notice, if they believe that we or our distribution partners are not in compliance with their guidelines or are in breach of the terms of their agreements. During such suspension we will not receive any revenue from our site or the site of the affected distribution partner with respect to the suspended content, and the loss of such revenue could harm our business and financial results.

Additionally, as our business evolves, we expect that the guidelines of Google and Yahoo!, as well as the parties' interpretations of compliance, breach and sufficient justification for suspension of use of content will change. This may result in further suspensions of our use and may require us to terminate our agreement with distribution partners or forego entering into agreements with distribution partners. The loss or reduction of content that we can use or make available to our distribution partners as a result of suspension, termination or modification of distribution or customer agreements, particularly our Google and Yahoo! agreements, could have a material adverse effect on our business and financial results.

A substantial portion of our revenues is dependent on our relationships with a small number of distribution partners who distribute our online search services, the loss of which could have a material adverse effect on our business and financial results.

We rely on our relationships with online search distribution partners, including Internet service providers, Web portals and software application providers, for distribution of our online search services. In 2009, 76% of our total revenues came from searches conducted by end users on the Web properties of our search distribution partners. We generated approximately 42%, 23% and 31% of our online search revenues through relationships with our top five distribution partners in 2009, 2008 and 2007, respectively. There can be no assurance that these relationships will continue or will result in benefits to us that outweigh their cost. Moreover, as the proportion of our revenue generated by distribution partners has increased, we have experienced and expect to continue to experience less control and visibility over performance. One of our challenges is providing our distribution partners with relevant products and services at competitive prices in rapidly evolving markets. Distribution partners may create their own products and services or may seek to license products and services from our competitors or replace the products and services that we provide. Also, many of our distribution partners have limited operating histories and evolving business models that may prove unsuccessful even if our products and services are relevant and our prices competitive. If we are unable to maintain relationships with our distribution partners, our business and financial results could be materially adversely affected.

Our agreements with most of our distribution partners come up for renewal in 2010 and 2011. In addition, some of our distributors have the right to immediately terminate their agreements in the event of certain breaches. Such agreements may be terminated, may not be renewed or may not be renewed on favorable terms, any of which could adversely impact our business and financial results. We anticipate that our content and distribution costs for our revenue-sharing arrangements with our distribution partners will increase as revenues grow, and may increase as a percentage of revenues to the extent that there are changes to existing arrangements or we enter into new arrangements on less favorable terms.

In addition, competition continues for quality consumer traffic in the online search market. Recently, we have experienced increased competition from our customers as they seek to enter into content provider agreements directly with our existing or potential distribution partners, making it increasingly difficult for us to renew agreements with existing major distribution partners or to enter into distribution agreements with new partners on favorable terms. Any difficulties that we experience with maintaining or strengthening our business relationships with our major distribution partners could have an adverse effect on our business and financial results.

If advertisers perceive that they are not receiving quality traffic to their sites through their paid-per-click advertisements, they may reduce or eliminate their advertising through the Internet. Further, if Google, Yahoo! or other customers perceive that they are not receiving quality traffic from our own Web sites or the Web property of a distribution partner, they may reduce the fees they pay to us. Either of these factors could have a negative material impact on our business and financial results.

Most of our revenues from our online search business are based on the number of paid clicks on commercial search results served on our owned and operated Web properties or our distribution partners' Web properties. Each time a user clicks on a commercial search result, the customer that provided the commercial search result receives a fee from the advertiser who paid for the click and the customer pays us a portion of that fee. If the click originated from one of our distribution partners' Web properties, we share a portion of the fee we receive with such partner. If an advertiser receives what it perceives to be poor quality traffic, meaning that the advertiser's objectives are met for an insufficient percentage of clicks for which it pays, the advertiser may reduce or eliminate its advertisements through the customer that provided the commercial search result to us. This leads to a loss of revenue for our customers and consequently fewer fees paid to us. Also, if a customer perceives that the traffic originating from one of our Web properties or the Web property of a distribution partner is of poor quality, the customer may discount the amount it charged all advertisers whose paid click advertisements appeared on such Web site or Web property based on the amount of poor quality traffic the customer deems to have been generated, and accordingly may reduce the fees it would have otherwise paid us. The customer may also suspend or terminate our ability to provide its content through such Web sites or Web properties if such activities are not modified to satisfy the customer's concerns. The payment of fewer fees to us or the inability to provide content through such Web sites or Web properties, particularly the content of Google and Yahoo!, could have a material negative effect on our business and financial results.

Poor quality traffic may be a result of invalid click activity. Such invalid click activity occurs, for example, when a person or automated click generation program clicks on a commercial search result to generate fees for the Web property displaying the commercial search result rather than to view the Web page underlying the commercial search result. Some of this invalid click activity is referred to as "click fraud." When such invalid click activity is detected, the customer may not charge the advertiser or may refund the fee paid by the advertiser for such invalid clicks. If the invalid click activity originated from one of our distribution partners' Web properties or our owned and operated properties, such non-charge or refund of the fees paid by the advertisers in turn reduces the amount of fees the customer pays us. The resulting loss of revenue, particularly with respect to Google or Yahoo! content, could harm our business and financial results.

A significant part of our growth strategy involves identifying, acquiring or developing and successfully integrating businesses, some or all of which may not be complementary to our current operations or leverage our current infrastructure and operational experience. Our financial and operating results will suffer if we are unsuccessful in integrating acquired businesses.

An important component of our strategy for future growth is to identify, acquire or develop and successfully integrate new businesses into InfoSpace. We may be unable to identify acceptable targets for acquisition or development, and if we are successful, we will likely decide to diversify our business by acquiring targets that may not be complementary to our current operations and may not leverage our existing infrastructure or operational experience. Further, competition for acquisitions of businesses has been, and may in the future continue to be, intense. As a result, even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms. Moreover, any such acquisition may not prove successful. In the past, our financial results have suffered significantly due to impairment charges of goodwill and other intangible assets related to prior acquisitions.

Acquisitions or development of new businesses may involve the use of cash, potentially dilutive issuances of stock, the potential incurrence of debt and contingent liabilities or amortization expenses related to certain intangible assets. If outside financing is needed, we may be unable to obtain it on acceptable terms or at all in light of the current capital market conditions and other factors. The cost of development or acquisition, as the case may be, may be greater than anticipated by us or investors.

Acquisitions involve numerous other risks that could materially and adversely affect our results of operations or stock price, including:

- difficulties in assimilating the operations, products, technology, information systems and management and other personnel of acquired companies that result in unanticipated costs, delays or allocation of resources;
- the dilutive effect on earnings per share as a result of issuances of stock, as well as incurring operating losses and the amortization of acquired intangible assets for the acquired business;
- initial stock volatility due to the perceived value of the acquired business by investors;
- diverting management's attention from current operations and other business concerns, including potential strain on financial and managerial controls and reporting systems and procedures;
- disruption of our ongoing business or the ongoing acquired business, including impairment of existing relationships with our employees, distributors, suppliers or customers or those of the acquired companies;

- diversion of capital from other uses;
- failing to achieve the anticipated benefits of the acquisitions in a timely manner or at all;
- difficulties in acquiring foreign companies, including risks related to integrating operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries; and
- adverse outcome of litigation matters assumed in or arising out of the acquisitions.

Development or acquisition of a technology or business, and then integrating that technology or business into InfoSpace, will be complex, time consuming and expensive, particularly if we acquire a technology or business that is not in our current industry. For example, the successful integration of an acquisition requires, among other things, that we retain key personnel; maintain and support preexisting supplier, distribution and customer relationships; and integrate accounting and support functions. The complexity of the technologies and operations being integrated and, in the case of an acquisition, the disparate corporate cultures and/or industries being combined, may increase the difficulties of integrating an acquired technology or business. If our integration of acquired or internally developed technologies or businesses is not successful, we may experience adverse financial or competitive effects. Moreover, there can be no assurance that the short- or long-term value of any technology or business that we develop or acquire will be equal to the value of the cash and other consideration that we paid or expenses we incurred.

We have a history of incurring net losses, we may incur net losses in the future, and we may not be able to regain or sustain profitability on a quarterly or annual basis.

We have incurred net losses on an annual basis for all but four of the years since our inception, and as of December 31, 2009, we had an accumulated deficit of $1.0 billion. We may incur net losses in the future, including but not limited to losses resulting from our operations, loss on investments, the impairment of goodwill or other intangible assets, losses from acquisitions, restructuring charges or expense related to stock-based compensation and other equity awards. There can be no assurance that we will be able to achieve and maintain consistent profitability in the future.

Our financial results are likely to continue to fluctuate, which could cause our stock price to continue to be volatile or decline.

Our financial results have varied on a quarterly basis and are likely to continue to fluctuate in the future. These fluctuations could cause our stock price to be volatile or decline. Many factors could cause our quarterly results to fluctuate materially, including but not limited to:

- changes or potential changes in our relationships with Google or Yahoo! or future significant customers, such as effects of changes to their requirements or guidelines or their measurement of the quality of traffic we send to their advertiser networks, and any resulting loss or reduction of content that we can use or make available to our distribution partners;
- the loss, termination or reduction in scope of key distribution relationships, for example as a result of distribution partners licensing content directly from content providers or any suspension by our customers (particularly Google and Yahoo!) of the right to use or distribute content on the Web properties of our distribution partners;
- our strategic initiatives and our ability to implement those initiatives, including increased costs related to investments for new initiatives, including new products and services, marketing and new distribution channels;
- the mix of search revenues generated by our owned and operated Web properties versus our distribution partners' Web properties, and the mix of revenues generated by our search business versus other businesses we develop or acquire;

- our ability to attract and retain quality traffic;
- litigation expenses, including but not limited to settlement costs;
- variable demand for our products and services, rapidly evolving technologies and markets, and consumer preferences;
- the effects of acquisitions by us, our customers, or our distribution partners;
- increases in the costs or availability of content for our products and services;
- additional restructuring charges we may incur in the future;
- the economic downturn, which may lead to lower online advertising spend by advertisers, resulting in lower monetization rates for paid search;
- the adoption of new laws, rules or regulations, or new court rulings, that adversely affect our ability to continue to acquire content and distribute our search products and services, or the ability of our customers or distribution partners to continue to provide us with their content or distribute our products and services, that affect our ability to offer non-search products and services such as our recently launched Haggle.com auction service, or increase our potential liability;
- impairment in the value of long-lived assets or the value of acquired assets, including goodwill, core technology and acquired contracts and relationships;
- the effect of changes in accounting principles or in our accounting treatment of revenues or expenses; and
- the adoption of new regulations or accounting standards.

For these reasons, among others, you should not rely on period-to-period comparisons of our financial results to forecast our future performance. Furthermore, our fluctuating operating results may fall below the expectations of securities analysts or investors and financial results volatility could make us less attractive to investors, either of which could cause the trading price of our stock to decline.

Our stock price has been and is likely to continue to be highly volatile.

The trading price of our common stock has been highly volatile. Since our common stock began trading on December 15, 1998, our stock price has ranged from $3.70 to $1,385.00 (as adjusted for stock splits). Between January 8, 2008, which was the date that we paid our most recent special dividend, and December 31, 2009, our stock price has ranged from $5.20 to $12.52. On February 19, 2010, the closing price of our common stock was $10.35. Our stock price could decline or fluctuate wildly in response to many factors, including the other risks discussed in this section and the following, among others:

- actual or anticipated variations in quarterly and annual results of operations;
- announcements of significant acquisitions, dispositions, charges, changes in or loss of material contracts, new customer or distribution partner relationships or other business developments by us, our customers, distribution partners or competitors;
- conditions or trends in the online search services market;
- changes in general conditions in the U.S. and global economies or financial markets;
- announcements of technological innovations or new products or services by us or our competitors;
- changes in financial estimates or recommendations by securities analysts;
- disclosures of any accounting issues, such as restatements or material weaknesses in internal control over financial reporting;

- equity offerings resulting in the dilution of stockholders;
- the adoption of new regulations or accounting standards; and
- announcements or publicity relating to litigation and similar matters.

In addition, the stock market in general, and the NASDAQ Global Select Market and the market for Internet and technology company securities in particular, have experienced extreme price and volume fluctuations. These broad market and industry factors and general economic conditions may materially and adversely affect our stock price. Our stock has been subject to such price and volume fluctuations in the recent past. Often, class action litigation has been instituted against companies after periods of volatility in the overall market and in the price of such companies' stock. If such litigation were to be instituted against us, even if we were to prevail, it could result in substantial cost and diversion of management's attention and resources.

Our recently launched Haggle.com business will expose us to new regulatory risks.

In the fourth quarter of 2009, we launched www.haggle.com, a competitive shopping Web site. Shoppers pre-purchase packs of bids for a small fee, and the bidding itself helps cover the cost of the items up for auction. In some cases, the total amount spent on bids used during the auction exceeds the cost of the item. In others, the total amount spent on bids is less than the cost of the item. The progress and success of a new business line entails substantial uncertainty. In particular, it is unclear how current and future governmental regulation will affect the Haggle.com business. Numerous states and foreign jurisdictions have regulations regarding auctions and may attempt to impose those regulations on us or on Haggle.com users. We must also comply with federal and state laws and regulations governing online promotions and the taxation of Internet commerce, and addressing these regulations could require us to develop additional technology or otherwise expend significant time and expense. We understand that some academics and others have suggested that prepaid bidding fee auctions resemble games of chance and/or gambling. We believe that the results of Haggle.com auctions depend on the skill of the participants and that, because the last bidder purchases the item at the final bid price, the items in the auction are not "prizes" won by "wagering." If lawmakers or regulators were to decide that bidding fee auctions are games of chance or constitute gambling, businesses like Haggle.com could become illegal or subject to regulation as online gambling. We would be unable to conduct our Haggle.com business in any jurisdiction that prohibits prepaid bidding fee auctions, and we may be unable to continue operating Haggle.com in other jurisdictions where regulatory compliance becomes too burdensome or expensive.

If we are unable to hire, retain and motivate highly qualified employees, including our key employees, we may not be able to successfully manage our business.

Our future success depends on our ability to identify, attract, hire, retain and motivate highly skilled technical, managerial, sales and marketing, and corporate development personnel. Qualified personnel with experience relevant to our online search business are scarce and competition to recruit them is intense. If we fail to successfully hire and retain a sufficient number of highly qualified employees, we may have difficulties in supporting our customers or expanding our business. Realignments of resources, reductions in workforce, or other operational decisions have created and could continue to create an unstable work environment and may have a negative effect on our ability to hire, retain and motivate employees.

Our business and operations are substantially dependent on the performance of our key employees, all of whom are employed on an at-will basis. We have recently experienced significant changes at our executive management level and we may experience more changes in the future. Changes of management or key employees may cause disruption to our operations, which may materially and adversely affect our business and financial results or delay achievement of our business objectives. In addition, if we lose the services of one or more key employees and are unable to recruit and retain a suitable successor(s), we may not be able to successfully and timely manage our business or achieve our business objectives. There can be no assurance that any retention program we initiate will be successful at retaining employees, including key employees.

In light of current market conditions, the value of stock options or restricted stock units granted to employees may cease to provide sufficient incentive to our employees.

Like many technology companies, we use stock options, restricted stock units and other equity-based awards to recruit technology professionals and senior level employees. We now issue only restricted stock units to employees, other than executives and selected employees, because stock options are not currently seen as providing enough incentive to attract or retain employees. With respect to those employees to whom we issue options, we face a significant challenge in retaining them if the value of these stock options (together with the value of any restricted stock units) is either not substantial enough or so substantial that the employee leaves after their stock options have vested. If our stock price does not increase significantly above the exercise prices of our options, we may need to issue new options, in order to motivate and retain our executives; or if option programs become impracticable, we may need to issue other equity incentives or increase other forms of compensation. We may undertake or seek stockholder approval to undertake other equity-based programs to retain our employees, which may be viewed as dilutive to our stockholders or may increase our compensation costs. Additionally, there can be no assurance that any such programs we undertake, including the restricted stock unit awards, will be successful in motivating and retaining our employees.

Our online search services may expose us to claims relating to how the content was obtained, distributed or displayed.

Our online search services link users, either directly through our own Web sites or indirectly through the Web properties of our distribution partners, to third-party Web pages and content in response to search queries and other requests. These services could expose us to legal liability from claims relating to such third-party content and sites, the manner in which these services are distributed and displayed by us or our distribution partners, or how the content provided by our customers was obtained or provided by our customers. Such claims could include the following: infringement of patent, copyright, trademark, trade secret or other intellectual property or proprietary rights; violation of privacy and publicity rights; unfair competition; defamation; providing false or misleading information; obscenity; pornography; and illegal gambling. Regardless of the legal merits of any such claims, they could result in costly litigation, be time consuming to defend and divert management's attention and resources. If there were a determination that we had violated third-party rights or applicable law, we could incur substantial monetary liability, be required to enter into costly royalty or licensing arrangements (if available), or be required to change our business practices. We may also have obligations to indemnify and hold harmless certain of our customers or distribution partners for damages they suffer for such violations under our contracts with them. Implementing measures to reduce our exposure to such claims could require us to expend substantial resources and limit the attractiveness of our products and services. As a result, these claims could result in material harm to our business.

In the past, there have been legal actions brought or threatened against distributors of downloadable applications deemed to be "adware" or "spyware." Additionally, certain bills are pending and some laws have been passed in certain jurisdictions setting forth requirements that must be met before a downloadable application is downloaded to an end user's computer. We provide downloadable applications to promote use of our search services for our owned and operated search services. Such applications may be considered adware. We also partner with some distribution partners that provide adware to their users if the partners adhere to our strict guidelines requiring them, among other things, to disclose to the user what the adware does and to obtain the consent of the user before the application is downloaded. The adware must also be easy to uninstall. We also review the application the partner proposes to use before we distribute our results to them. We also have the right to audit our partners, and if we find that they are not following our guidelines, we can terminate our agreement with them or cease providing content to that downloadable application. Some partners have not been able to meet the new guidelines imposed by us or some of our customers, and we no longer provide the applicable content or any content, as the case may be, to such partners or certain of their downloadable applications. We work closely with some of our major customers to try to identify potential distribution partners that do not meet our guidelines or are in breach of our distribution agreements and we work with our distribution partners to ensure they deliver quality traffic. However, there can be no assurance that the measures we implement to reduce our exposure to claims that certain ways in which the content is distributed violate legal requirements will be successful. Any claims against us as a result of violations of legal requirements or contractual obligations could result in material harm to our business.

Our data center systems or the systems of the third-party co-location facilities in which they are located could fail or become unavailable, which could harm our reputation, result in a loss of revenues and current and potential customers and cause us to breach agreements with our partners.

We provide our own data center services from two geographically diverse third-party co-location facilities. Although the two data centers provide some redundancy, not all of our systems and operations have backup redundancy. Such systems and operations could be damaged or interrupted by fire, flood, earthquakes or other natural disasters, power loss, telecommunications failure, Internet breakdown, break-in, or other events beyond our control. We could face significant damage as a result of these events, and our business interruption insurance may not be adequate to compensate us for all the losses that may occur. In addition, such third-party co-location facilities and data center systems use sophisticated equipment, infrastructure and software that may contain bugs or suffer outages that could interrupt service. During the period in which service is unavailable, we will be unable or severely limited in our ability to generate revenues, and we may also be exposed to liability from those third parties to whom we provide products and services through our data centers. For these reasons, our business and financial results could be materially harmed if our systems and operations are damaged or interrupted, including if we are unable to develop, or if we or our third-party co-location facility providers are unable to successfully manage, the infrastructure necessary to meet current or future demands for reliability and scalability of our systems.

If the volume of traffic to our products and services, which runs through our data centers, increases substantially, we must respond in a timely fashion by expanding our systems, which may entail upgrading our technology and network infrastructure. Our ability to support our expansion and upgrade requirements may be constrained due to our business demands or constraints of our third-party co-location facility providers. Due to the number of our customers and the products and services that we offer, we could experience periodic capacity constraints which may cause temporary unanticipated system disruptions, slower response times and lower levels of customer service, and limit our ability to develop and release new or enhanced products and services. Our business could be harmed if we are unable to accurately project the rate or timing of increases, if any, in the use of our products and application services or we fail to expand and upgrade our systems and infrastructure to accommodate these increases in a timely manner.

The security measures we have implemented to secure information we collect and store may be breached. Security breaches may pose risks to the uninterrupted operation of our systems and could cause us to breach agreements with our customers and distribution partners and expose us to potential investigation and penalties by authorities and potential claims by persons whose information was disclosed.

Our networks or those from third parties that we utilize may be vulnerable to unauthorized access by hackers or others, computer viruses and other disruptive problems. Someone who is able to circumvent security measures could misappropriate our proprietary information or cause interruptions in our operations. Subscribers to some of our services are required to provide information in order to utilize the service that may be considered to be personally identifiable or private information. Unauthorized access to, and abuse of, this information could subject us to litigation, penalties from regulatory agencies and other loss or liability.

We take reasonable steps to protect the security, integrity and confidentiality of the information we collect and store but there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain unauthorized access despite our efforts. If such unauthorized disclosure or access does occur, we may be required under existing and proposed laws to notify persons whose information was disclosed or accessed. We also may be subject to claims of breach of contract for such disclosure, investigation and penalties by regulatory authorities and potential claims by persons whose information was disclosed. Any such claims could result in costly litigation or liability, be time consuming to resolve and divert the attention and resources of management and other personnel.

We may need to expend significant capital or other resources protecting against the threat of security breaches or alleviating problems caused by breaches. Although we intend to continue to implement and improve our security measures, persons may be able to circumvent the measures that we implement in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to users accessing our services, any of which could harm our business and financial results.

We may be subject to liability for our use or distribution of information that we gather or receive from third parties and indemnity protections or insurance coverage may be inadequate to cover such liability.

We obtain content and commerce information from third parties. When we distribute this information, we may be liable for the data that is contained in that content. This could subject us to legal liability for such things as defamation, negligence, intellectual property infringement, violation of privacy or publicity rights and product or service liability, among others. Laws or regulations of certain jurisdictions may also deem some content illegal, which may expose us to legal liability as well. We also gather personal information from users in order to provide personalized services. Gathering and processing this personal information may subject us to legal liability for, among other things, negligence, defamation, invasion of privacy or product or service liability. We are also subject to laws and regulations, both in the United States and abroad, regarding the collection and use of end user information and search related data. If we do not comply with these laws and regulations, we may be exposed to legal liability.

Although the agreements by which we obtain content contain indemnity provisions, these provisions may not cover a particular claim or type of claim or the party giving the indemnity may not have the financial resources to cover the claim. Our insurance coverage may be inadequate to cover fully the amounts or types of claims that might be made against us. Any liability that we incur as a result of content we receive from third parties could harm our financial results.

If others claim that our products infringe their intellectual property rights, we may be forced to seek expensive licenses, reengineer our products, engage in expensive and time-consuming litigation or stop marketing and licensing our products.

Companies and individuals with rights relating to the Internet, software and application services industries have frequently resorted to litigation regarding intellectual property rights. In some cases, the ownership or scope of an entity's or person's rights is unclear and may also change over time, including through changes in U.S. or international intellectual property laws or regulations or through court decisions or decisions by agencies or regulatory boards that manage such rights.

Third parties have in the past and may in the future make claims against us alleging infringement of copyrights, trademarks, trade secret rights, intellectual property or other proprietary rights, or alleging unfair competition or violations of privacy or publicity rights. Responding to any such claims could be time-consuming, result in costly litigation, divert management's attention, cause product or service release delays, require us to redesign our products or services or require us to enter into royalty or licensing agreements. Our technology and intellectual property may not be able to withstand any third-party claims or rights against their use. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could suffer.

We do not regularly conduct patent searches to determine whether the technology used in our products infringes patents held by third parties. Patent searches may not return every issued patent that may be deemed relevant to a particular product or service. It is therefore difficult to determine, with any level of certainty, whether a particular product or service may be construed as infringing a U.S. or foreign patent. Because patent applications in the United States are not publicly immediately disclosed, applications may have been filed by third parties that relate to our products. In addition, other companies, as well as research and academic institutions, have conducted research for many years in the search technology field, and this research could lead to the filing of further patent applications or affect filed applications.

If we were to discover that our products violated or potentially violated third-party proprietary rights, we might be required to obtain licenses that are costly or contain terms unfavorable to us, or expend substantial resources to reengineer those products so that they would not violate such third-party rights. Any reengineering effort may not be successful, and any such licenses may not be available on commercially reasonable terms, if at all. Any third-party infringement claims against us could result in costly litigation or liability and be time consuming to defend, divert management's attention and resources, cause product and service delays or require us to enter into royalty and licensing agreements.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thus weakening our competitive position and negatively impacting our business and financial results. We may have to litigate to enforce our intellectual property rights, which can be time consuming, expensive and difficult to predict.

To protect our rights in our products, services, and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, and confidentiality agreements with employees and third parties and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products, services or technology, or obtain and use information, marks or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our products, services, and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may obtain and use information, marks or technology that we regard as proprietary, copy aspects of our products or services, or use similar marks or domain names. In some cases, the ownership or scope of an entity's or person's rights is unclear and may also change over time, including through changes in U.S. or international intellectual property laws or regulations or through court decisions or decisions by agencies or regulatory boards that manage such rights. Our intellectual property may be subject to even greater risk in foreign jurisdictions, as protection is not sought or obtained in every country in which our products, services, and technology are available and it is often more difficult and costly to enforce our rights in foreign jurisdictions. Moreover, the laws of many countries do not protect proprietary rights to the same extent as the laws of the United States and intellectual property developed for us by our employees or contractors in foreign jurisdictions may not be as protected as if created in the United States.

We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of others' proprietary rights which are sometimes not clear or may change. Litigation can be time consuming, expensive and difficult to predict.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire us, even if a change of control would be beneficial to our existing stockholders. For example, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. In addition, our certificate of incorporation and bylaws contain provisions that may discourage, delay or prevent a third party from acquiring us without the consent of our board of directors, even if doing so would be beneficial to our stockholders. Provisions of our charter documents which could have an anti-takeover effect include:

- the classification of our board of directors into three groups so that directors serve staggered three-year terms, which may make it difficult for a potential acquirer to gain control of our board of directors;
- the requirement for supermajority approval of stockholders for certain business combinations;
- the ability of our board of directors to authorize the issuance of shares of undesignated preferred stock without a vote of stockholders;
- the ability of our board of directors to amend or repeal the bylaws;
- limitations on the removal of directors;
- limitations on stockholders' ability to call special stockholder meetings;
- advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
- certain limited transfer restrictions on our common stock designed to preserve our federal net operating loss carryforwards ("NOLs").

On July 19, 2002, our board of directors adopted a stockholder rights plan, pursuant to which we declared and paid a dividend of one right for each share of common stock held by stockholders of record as of August 9, 2002. Unless redeemed by us prior to the time the rights are exercised, upon the occurrence of certain events, the rights will entitle the holders to receive shares of our preferred stock, or shares of an acquiring entity. The issuance of the rights would make the acquisition of InfoSpace more expensive to the acquirer and could delay or discourage third parties from acquiring InfoSpace without the approval of our board of directors.

If there is change in our ownership within the meaning of Section 382 of the Internal Revenue Code, our ability to utilize our NOLs may be severely limited or potentially eliminated.

As of December 31, 2009, we had NOLs of approximately $815 million that will expire over a twelve to twenty year period. If we were to have a change of ownership within the meaning of Section 382 of the Internal Revenue Code (defined as a cumulative change of 50 percentage points or more in the ownership positions of certain stockholders owning 5% or more of a company's common stock over a three-year rolling period), then under certain conditions, the amount of NOLs we could use in any one year could be limited to an amount equal to our market capitalization, net of substantial non-business assets, at the time of the ownership change multiplied by the federal long-term tax exempt rate. Our certificate of incorporation imposes certain limited transfer restrictions on our common stock that we expect will assist us in preventing a change of ownership and preserving our NOLs, but there can be no assurance that these restrictions will be sufficient. If we are unable to use our NOLs before they expire, or if the use of this tax benefit is severely limited or eliminated by a change of ownership, there could be a material reduction in the amount of after-tax income and cash flow from operations, and it could have an effect on our ability to engage in certain transactions.

Restructuring and streamlining our business, including implementing reductions in workforce, discretionary spending, and other expense reductions, may harm our business.

We have in the past and may in the future find it advisable to take measures to streamline operations and reduce expenses, including, without limitation, reducing our workforce or discretionary spending. Effecting any restructuring or streamlining places significant strains on management, our employees, and our operational, financial, and other resources. In addition, such actions could impair our development, marketing, sales and customer support efforts or alter our product development plans. We may also incur liability from early termination or assignment of contracts, potential failure to meet required support levels of our platforms due to loss of employees who maintain such platforms, potential litigation and other effects from such restructuring and streamlining. Such effects from restructuring and streamlining could have a negative impact on our business and financial results.

If our former mobile content providers disagree with our estimate of our royalty liability due to them, it could expose us to significant liability and adversely impact our business and financial results.

Under our agreements with our former mobile content providers, we calculated our royalty liability based on inputs from various sources of data and have been and continue to be subject to audits by our former mobile content providers. If our former mobile content providers disagree with the royalty amounts we calculated were due to them and we are unable to resolve those disagreements amicably, it may subject us to potential litigation and substantial costs even if it is found that the amounts we determined were due to them were accurate. If a former mobile content provider prevails in showing that the royalty amount due to it was not what was intended under our agreement with them and our estimate of the royalty liability was significantly different, it could subject us to significant liability to the affected mobile content provider and have an adverse effect on our business and financial results. Two former mobile content providers initiated law suits against us due to such type of disagreements which have since been settled and did not have a material adverse effect on the Company's business or results of operations. It is possible that other former mobile content providers may disagree with the royalty amount due to them and initiate their own litigation, or may allege a disagreement as a means to obtain an audit to search for other potential claims, such as intellectual property infringement. Any claims by former mobile content providers could result in costly litigation, liability and diversion of management's attention and resources, and any adverse outcomes could have a material adverse effect on our business and financial results.

Our presence in India is subject to many risks.

We operate an office in Bangalore, India in which we develop technology. The risks of doing business in India include the following, among others:

- increased risks and burdens of complying with multiple, different, and often conflicting legal and regulatory standards;
- limitations on the repatriation of funds and fluctuations of foreign exchange rates;
- changes in and/or difficulties in complying with applicable laws and regulations in the United States that affect foreign operations, including the Foreign Corrupt Practices Act;
- reduced ability to enforce, and increased difficulty and cost of enforcing, our contracts, proprietary rights, and intellectual property rights; and
- barriers to market, such as tariffs, adverse tax consequences, and technology export controls.

If we cannot manage these risks effectively, the costs of doing business in India may be prohibitive.

RISKS RELATED TO THE INDUSTRIES IN WHICH WE OPERATE

Intense competition in the online search markets could prevent us from increasing distribution of our services in those markets or cause us to lose market share.

Our current business model depends on distribution of our products and services into the online search market, which are extremely competitive and rapidly changing. Many of our competitors or potential competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater name recognition or more established relationships in the industry than we have. Our competitors may be able to adopt more aggressive pricing policies, develop and expand their product and service offerings more rapidly, adapt to new or emerging technologies and changes in customer and distribution partner requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their products and services than we can. Some of the companies we compete with are currently customers of ours, the loss of any of which could harm our business. Because of these competitive factors and due to our relatively small size and financial resources, we may be unable to compete successfully in the online search market and, to the extent that these competitive factors apply to other markets that we pursue, in such other markets.

Additionally, our business and financial results could be adversely affected as well if our distribution partners create their own products and services that compete or replace the products and services we provide or they acquire such products and services from other sources. We continue to experience increased competition from customers seeking to enter into agreements directly with our existing or potential distribution partners, making it increasingly difficult for us to renew agreements with existing major distribution partners or to enter into distribution agreements with new partners on favorable terms.

Consolidation in the industries in which we operate could lead to increased competition and loss of customers.

The Internet industry (including online search) has experienced substantial consolidation. This consolidation may continue. These acquisitions could adversely affect our business and results of operations in a number of ways, including the following:

- customers could acquire or be acquired by one of our other customers, or enter into new business relationships with each other, and stop licensing content to us or gain additional negotiating leverage in their relationships with us;
- our distribution partners could acquire or be acquired by one of our competitors and terminate their relationship with us;
- our distribution partners could merge with each other, which could reduce our ability to negotiate favorable terms; and
- competitors could improve their competitive positions through strategic acquisitions or new business relationships with each other.

Consolidation in the Internet industry could have a material and adverse effect on our business and results of operations.

Governmental regulation and the application of existing laws may slow business growth, increase our costs of doing business and create potential liability.

The growth and development of the Internet has led to new laws and regulations, as well as the application of existing laws to the Internet, in both the U.S. and foreign jurisdictions. See "—Government Regulation" in Part I, Item 1 of this report for additional information. Application of these laws can be unclear. For example, it is unclear how many existing laws regulating or requiring licenses for certain businesses (such as gambling, online auctions, distribution of pharmaceuticals, alcohol, tobacco or firearms, or insurance, securities brokerage and legal services) apply to online search services, online advertising and our business. The costs of complying or failure to comply with these laws and regulations could limit our ability to operate in our markets (including limiting our ability to distribute our products and services, conduct targeted advertising, collect, use or transfer user information or comply with new data security requirements), expose us to compliance costs and substantial liability and result in costly and time-consuming litigation. It is impossible to predict whether or when any new legislation may be adopted or existing legislation or regulatory requirements will be deemed applicable to us, any of which could materially and adversely affect our business.

Any failure by us to comply with our posted privacy policies, Federal Trade Commission ("FTC") requirements or other privacy-related laws and regulations could result in proceedings by the FTC or others, including potential class action litigation, which could potentially have an adverse effect on our business, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the United States Congress and various state legislative bodies regarding privacy and data protection issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registrations and revenues. This could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

The FTC has recommended that search engine providers delineate paid-ranking search results from non-paid results. To the extent that we are required to modify presentation of search results as a result of specific regulations or requirements that may be issued in the future by the FTC or other state or federal agencies or legislative bodies with respect to the nature of such delineation or other aspects of advertising in connection with online search services, revenue from the affected search engines could be negatively impacted. With respect to our Haggle.com business, we must comply with regulations governing online promotions and the taxation of items sold online and the taxation of Internet commerce, and addressing these regulations may require us to develop additional technology or otherwise expend significant time and expense. We understand that some academics and others have suggested that prepaid bidding fee auctions resemble games of chance and/or gambling. We believe that the results of Haggle.com auctions depend on the skill of the participants and that, because the last bidder purchases the item at the final bid price, the items in the auction are not "prizes" won by "wagering." If lawmakers or regulators were to decide that bidding fee auctions are games of chance or constitute gambling, businesses like Haggle.com could become illegal or subject to regulation as online gambling. In addition, complaints about online auction fraud consistently rank near the top of the list of complaints received by the FTC, and the FTC may use its authority to regulate unfair and deceptive trade practices to implement rules governing bidding fee auctions in particular. We would be unable to conduct our Haggle.com business in any jurisdiction that prohibits prepaid bidding fee auctions, and we may be unable to continue operating Haggle.com in other jurisdictions where regulatory compliance becomes too burdensome or expensive.

Due to the nature of the Internet, it is possible that the governments of states and foreign countries might attempt to regulate Internet transmissions, through data protection laws amongst others, or institute proceedings for violations of their laws. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) could increase the costs of regulatory compliance for us or force us to change our business practices.

We rely on the infrastructure of the Internet networks, over which we have no control and the failure of which could substantially undermine our operations.

Our success depends, in large part, on other companies maintaining the Internet system infrastructure. In particular, we rely on other companies to maintain a reliable network backbone that provides adequate speed, data capacity and security and to develop products that enable reliable Internet access and services. As the Internet continues to experience growth in the number of users, frequency of use and amount of data transmitted, the Internet system infrastructure may be unable to support the demands placed on it, and the Internet's performance or reliability may suffer as a result of this continued growth. Some of the companies that we rely upon to maintain network infrastructure may lack sufficient capital to take the necessary steps to support such demands or their long-term operations. The failure of the internet infrastructure would substantially undermine our operations and may have a material adverse effect on our business and financial results.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

Our principal corporate office is located in Bellevue, Washington, and we have business operations in Bangalore, India and Palo Alto, California. We provide data center services from third-party co-location facilities located in Tukwila, Washington and Reston, Virginia. All of our facilities are leased. We believe our properties are suitable and adequate for our present and anticipated near-term needs.

ITEM 3. Legal Proceedings

See "Note 7: Commitments and Contingencies" of the Notes to Consolidated Financial Statements (Item 8, of Part II of this report) for information regarding legal proceedings.

ITEM 4. Submission of Matters to a Vote of Security Holders

None.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Our Common Stock

Our common stock trades on the NASDAQ Global Select Market under the symbol "INSP." The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the NASDAQ Global Select Market.

	High	Low
Fiscal year ended December 31, 2009:		
First Quarter	$ 8.29	$5.20
Second Quarter	$ 7.40	$5.30
Third Quarter	$ 8.67	$6.62
Fourth Quarter	$ 8.87	$7.45
Fiscal year ended December 31, 2008:		
First Quarter	$19.03	$8.14
Second Quarter	$12.73	$8.33
Third Quarter	$11.94	$8.05
Fourth Quarter	$10.81	$6.35

On February 19, 2010, the last reported sale price for our common stock on the NASDAQ Global Select Market was $10.35 per share.

Holders

As of February 19, 2010, there were 935 holders of record of our common stock. A substantially greater number of holders are beneficial owners whose shares are held of record by banks, brokers and other financial institutions.

Dividends

See "Note 5: Stockholders' Equity" of the Notes to Consolidated Financial Statements (Item 8, Part II of this report) for information regarding dividends paid in 2008 and 2007. There were no dividends paid in 2009. We currently intend to retain our earnings to finance future growth and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Performance Graph

The information contained in the performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC, and such information shall not be incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

Set forth below is a line graph comparing the cumulative total stockholder return of our common stock to the cumulative total return of (i) the NASDAQ Index and (ii) the NASDAQ Computer Index for the five-year period ending on December 31, 2009.



Comparison of Cumulative Five Year Total Return
(Assuming investment of $100 on December 31, 2004)
$150
$100
$50
$0
12/04
12/05
12/06
12/07
12/08
12/09
InfoSpace, Inc.
NASDAQ Index
NASDAQ Computer Index

Form 10-K

ITEM 6. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, our consolidated financial statements and notes thereto and other financial information included elsewhere in this report. The selected consolidated statements of operations data and the consolidated balance sheet data are derived from our audited consolidated financial statements. In 2007, we sold our mobile and directory businesses to unaffiliated third parties. Our mobile and directory businesses have been presented as discontinued operations for 2008, 2007, 2006 and 2005, and our operating results for our remaining search business are partly based on identifying and assigning costs to our search business that were initially shared by the three businesses. The process used to separately present continuing and discontinued operations relied on certain estimates and assumptions, and the historical results of operations presented in our selected financial data do not necessarily reflect the results of operations that would have existed had we provided our search services as a standalone business.

	Years ended December 31,				
	2009 (1)	2008 (1)	2007 (1)(2)	2006 (1)	2005
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenues	$207,646	$156,727	$140,537	$153,800	$144,003
Operating expenses:					
Content and distribution	126,493	75,969	61,765	62,346	59,897
Systems and network operations	9,703	11,537	9,800	11,494	7,592
Product development	5,617	9,931	9,921	6,814	6,640
Sales and marketing	25,379	24,261	29,259	15,935	15,809
General and administrative	23,586	24,079	105,083	34,507	27,344
Depreciation	7,141	7,335	5,542	5,044	3,334
Amortization of intangible assets	111	—	—	—	—
Restructuring (3)	—	17	9,590	62,316	—
Other, net	—	(1,897)	(3,248)	—	—
Total operating expenses	198,030	151,232	227,712	198,456	120,616
Operating income (loss)	9,616	5,495	(87,175)	(44,656)	23,387
Gain (loss) on investments, net (4)	(4,714)	(28,520)	(2,117)	—	154
Other income, net (5)	2,682	7,149	18,226	19,581	89,418
Income (loss) from continuing operations before income taxes	7,584	(15,876)	(71,066)	(25,075)	112,959
Income tax benefit (expense) (6)	(181)	(598)	(13,409)	29,060	24,154
Income (loss) from continuing operations	7,403	(16,474)	(84,475)	3,985	137,113
Discontinued operations (7):					
Income (loss) from discontinued operations, net of taxes	—	(1,455)	(25,246)	(19,073)	22,255
Gain (loss) on sale of discontinued operations, net of taxes	—	(770)	131,454	—	—
Net income (loss)	$ 7,403	$(18,699)	$ 21,733	$(15,088)	$159,368
Basic income (loss) per share:					
Income (loss) from continuing operations	$ 0.21	$ (0.48)	$ (2.59)	$ 0.13	$ 4.25
Income (loss) from discontinued operations	—	(0.04)	(0.77)	(0.61)	0.69
Gain (loss) on sale of discontinued operations	—	(0.02)	4.03	—	—
Basic net income (loss) per share	$ 0.21	$ (0.54)	$ 0.67	$ (0.48)	$ 4.94
Shares used in computing basic income (loss) per share	34,983	34,415	32,640	31,254	32,284
Diluted income (loss) per share:					
Income (loss) from continuing operations	$ 0.21	$ (0.48)	$ (2.59)	$ 0.12	$ 3.85
Income (loss) from discontinued operations	—	(0.04)	(0.77)	(0.58)	0.62
Gain (loss) on sale of discontinued operations	—	(0.02)	4.03	—	—
Diluted net income (loss) per share	$ 0.21	$ (0.54)	$ 0.67	$ (0.46)	$ 4.47
Shares used in computing diluted income (loss) per share	35,431	34,415	32,640	33,042	35,616

	As of December 31,				
	2009	2008	2007	2006	2005
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, short-term and long-term investments	$226,397	$205,444	$574,817	$400,831	$374,040
Working capital	219,475	182,733	163,422	536,442	550,656
Total assets	322,216	291,133	671,424	765,839	743,379
Total stockholders' equity	279,835	262,324	266,050	678,565	664,971

Special dividend announced	Special dividend paid	Special dividend amount per share	Total dividends (in thousands)
May 2, 2007	May 28, 2007	$6.30	$208,203
November 14, 2007	January 8, 2008	$9.00	$299,296

(1) Effective January 1, 2006, we account for our stock-based compensation expense in accordance with Accounting Standards Codification 718, *Share-Based Payment*, which requires an enterprise to expense the fair value of an award of an equity instrument. Operating expenses from continuing operations in 2009, 2008, 2007 and 2006 include $10.6 million, $14.3 million, $34.1 million and $11.3 million, respectively, of stock-based compensation expense, allocated as follows (in thousands):

	Year ended December 31,			
	2009	2008	2007	2006
Systems and network operations	$ 801	$ 1,663	$ 1,091	$ 1,194
Product development	1,224	3,284	2,383	960
Sales and marketing	2,036	3,551	7,948	2,400
General and administrative	6,507	5,806	22,636	6,715
Total	$10,568	$14,304	$34,058	$11,269

(2) In 2007, we recorded $56.2 million of employee expenses from continuing operations related to the cash distributions to shareholders. The expense was allocated as follows: $668,000 to systems and network operations, $1.5 million to product development, $6.8 million to sales and marketing, and $47.3 million to general and administrative.

(3) In 2007, we recorded restructuring charges of $9.6 million, comprised of $8.0 million of employee separation costs, $831,000 of losses on contractual commitments, and $670,000 of stock-based compensation expense. In 2006, we recorded restructuring charges of $62.3 million, comprised of $44.5 million of impairments of goodwill and other intangible assets, $8.7 million of employee separation costs, $5.7 million of losses on contractual commitments, $2.6 million in costs of abandoned facilities, and $824,000 of stock-based compensation expense.

(4) In 2009, 2008 and 2007, we recorded other-than-temporary impairment charges of $5.4 million, $24.3 million and $2.2 million, respectively, related to available-for-sale investments that we purchased for $40.4 million, became illiquid in 2007, and were sold for net proceeds of $9.2 million in 2009.

(5) In 2005, we received proceeds of $83.2 million from the settlement of several outstanding litigation matters and recognized a gain of $79.3 million comprised of the settlement proceeds and interest, less $3.9 million in legal fees.

(6) In 2007, we recorded a full valuation allowance related to our deferred tax assets. In 2006, we recognized a portion of our deferred tax assets related to goodwill, operating loss carryforwards, and equity. In 2005, we recognized a portion of our deferred tax assets related to operating loss carryforwards.

(7) We completed the sale of our directory business on October 31, 2007 and the sale of our mobile business on December 28, 2007. The operating results and gains (losses) from the sales of these businesses have been presented as discontinued operations for 2008, 2007, 2006 and 2005.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with the Selected Consolidated Financial Data and our consolidated financial statements and notes thereto included elsewhere in this report.

Overview

InfoSpace, Inc. ("InfoSpace", "our" or "we") is a developer of search tools and technologies that assist consumers with finding information, merchants, individuals, products and other content on the Internet. We use our metasearch technology to power our own branded Web sites and to provide online search services to distribution partners. Our metasearch technology selects search results from several search engine content providers, including Google, Yahoo!, and Bing, among others. Some content providers, such as Google and Yahoo!, pay us to distribute their content, and we refer to those providers as our customers.

We offer search services through our Web sites, such as Dogpile.com, WebCrawler.com, MetaCrawler.com, and WebFetch.com, as well as through the Web properties of distribution partners. Partner versions of our Web offerings are generally private-labeled and delivered with each distribution partner's unique requirements.

Until the fourth quarter of 2007, InfoSpace was comprised of three businesses: online search, online directory, and mobile. We exited portions of our mobile business in 2006 and 2007 and sold our online directory business and the remaining portions of our mobile services business in the fourth quarter of 2007. Following the sale of our mobile and directory businesses, our revenues are derived almost exclusively from providing online search services.

We generate revenues primarily from our Web search services when an end user of our services clicks on a paid search link provided by a customer and displayed on one of our owned and operated Web properties or displayed on a distribution partner's Web property. The customer that provided the paid search link receives a fee from the advertiser who paid for the click and the customer pays us a portion of that fee. If the click originated from one of our distribution partners' Web properties, we share a portion of the fee we receive with such partner. Revenues are recognized in the period in which such paid clicks occur and are based on the amounts earned and remitted to us by our customers for such clicks. Revenue from Google and Yahoo! jointly account for over 95% of our search revenue for 2009 and each also accounted for more than 10% of our revenues, and we expect this concentration to continue in the foreseeable future. If either of these customers reduces or eliminates the content it provides to us or our distribution partners, or if either of these customers was unwilling to pay us amounts that it owes us, our business and financial results may materially suffer. Our principal agreements with Google and Yahoo! expire in April and January 2011, respectively.

Our ability to increase our online search services revenue generated through our owned and operated properties relies on growth in the volume of paid clicks, the fees advertisers pay our customers for these paid clicks, and the percentage of these fees our customers share with us. In recent periods, we have experienced an increase in paid clicks on our owned and operated properties, primarily driven by our marketing initiatives, but the revenue generated through this increase has been more than offset by lower average fees per paid click from our customers.

Similar to the revenues earned on our owned Web properties, revenues from distribution partners depend on growth in the volume of paid clicks, the fees advertisers pay our customers for these paid clicks, and the percentage of these fees our customers share with us. We have experienced steady growth in revenues from our search services offered through the Web properties of distribution partners, which has been primarily attributable to growth in paid click volumes from new distribution partners' Web properties in the United States. In recent periods, revenues from certain distribution partners have been adversely affected by our customers' process of measuring the quality of paid clicks and adjusting the fees paid to us, as well as their examinations of end-user acquisition processes. In an effort to drive quality traffic to our customers, we continue to invest in product development to expand the online search services we offer on our owned sites and those of our distribution partners.

Engineering, operations, and product management personnel remain paramount to our ability to deliver high quality online search services, enhance our current technology and expand our product offerings. As a result, we expect to continue to invest in our workforce and increase our research and development operations. Additionally, we may use our cash and short-term available-for-sale investments to acquire businesses and other assets, including businesses that may not be related to online search.

Note Regarding Discontinued Operations

The operating results of the directory and mobile businesses have been presented as discontinued operations in our consolidated financial statements for all periods presented. The process used to separately present continuing and discontinued operations relied on certain estimates and assumptions, and the historical results of operations presented in our consolidated financial statements do not necessarily reflect the results that would have existed had we provided our online search services as a standalone business throughout the periods presented. Due to the rapidly evolving nature of our business, overall market conditions and the process used to separately present continuing and discontinued operations, we believe that comparisons of our 2009 and 2008 operating results to 2007 are not necessarily meaningful, and you should not rely upon them as indications of future performance. The loss from our discontinued operations, net of income taxes, was $1.5 million in 2008 and $25.2 million in 2007.

Overview of 2009 Operating Results

The following is an overview of our operating results for the year ended December 31, 2009. A more detailed discussion of our operating results, comparing our operating results for the years ended December 31, 2009, 2008 and 2007, is included under the heading "Historical Results of Operations" in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Revenues for 2009 increased to $207.6 million from $156.7 million in 2008. This increase was due to an increase in revenue from search results delivered through our distribution partners, partially offset by a decrease in revenue from our owned and operated properties. The decrease in revenue from owned and operated properties was primarily due to a decrease in the average fees per paid click that our customers share with us, although paid click volume on our owned properties increased in 2009. The decrease in average fees per paid click was the result of a decrease in advertiser fees paid per click from our customers and a shift in the mix of revenue reflecting a higher proportion derived from our direct marketing initiatives on our owned properties. Average fees per paid click for revenues derived through our direct marketing initiatives historically have been lower.

During 2009 and 2008, approximately 76% and 65%, respectively, of our total revenues were generated through our search distribution partners' Web properties. We generated approximately 42% and 23% of our online search revenues through the Web properties of our top five distribution partners during 2009 and 2008, respectively. The Web properties of our top five distribution partners for 2009 generated approximately 20% of our online search revenues during 2008.

Content and distribution costs for 2009 increased to $126.5 million from $76.0 million in 2008, primarily due to an increase in revenue from search results delivered through certain of our distribution partners, and increases in our average revenue sharing rates with our distribution partners.

Other operating expenses for 2009, excluding restructuring and other, net, decreased to $71.5 million from $77.1 million in 2008. Other operating expenses include expenses related to systems and network operations, product development, sales and marketing, general and administrative, depreciation and amortization of intangible assets. The decrease from 2008 was primarily attributable to decreases in stock-based compensation, salaries and benefits for employees and a one-time net business tax refund, partially offset by increases in marketing expenses associated with our owned and operated Web sites, legal fees and legal settlements.

Other, net of $1.9 million for 2008 was related to gains on the sales of non-core assets. Loss on investments, net for 2009 was $4.7 million, compared to $28.5 million for 2008. The total loss on investments, net for 2009 and $24.3 million of the loss for 2008 were due to other-than-temporary impairments of our auction rate securities ("ARS") investments that we sold subsequent to their impairment in 2009, net of gains on the sales of those investments.

Other income decreased to $2.7 million in 2009 compared to other income of $7.1 million in 2008 primarily due to reduced interest income resulting from declining interest rates. We recognized income tax expense in 2009 of $181,000 compared to income tax expense from continuing operations in 2008 of $598,000.

Net income in 2009 was $7.4 million, compared to net loss of $18.7 million in 2008, and was primarily attributable to the items noted above.

Critical Accounting Policies and Estimates

The Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as the disclosures included elsewhere in this Annual Report on Form 10-K, is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingencies. In some cases, we could have reasonably used different accounting policies and estimates.

The Securities and Exchange Commission ("SEC") has defined a company's most critical accounting policies as the ones that are the most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. On an ongoing basis, we evaluate the estimates used, including those related to revenue recognition, impairment of goodwill, the estimated allowance for billing adjustments and doubtful accounts, stock-based compensation, the valuation allowance for our deferred tax assets, accrued contingencies and the fair value of investments. We base our estimates on historical experience, current conditions and on various other assumptions that we believe to be reasonable under the circumstances and, based on information available to us at that time, we make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources as well as identify and assess our accounting treatment with respect to commitments and contingencies. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions. We believe the following critical accounting policies involve the more significant judgments and estimates used in the preparation of our consolidated financial statements. We also have other accounting policies that involve the use of estimates, judgments and assumptions and that are significant to understanding our results. For additional information see "Note 2: Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this report).

Revenue Recognition

Our revenues are derived from products and services delivered to our search customers. In general, we recognize revenues in the period in which the services are performed. Search revenue is recorded on a gross basis in accordance with Accounting Standards Codification ("ASC") 605-45-45, *Principal Agent Considerations—Overall Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent.* We are the primary obligor in the revenue-generating relationships with our search engine customers, we separately negotiate each revenue or unit pricing contract independent of any revenue sharing arrangements and assume the credit risk for amounts invoiced to such customers. We, through our meta-search technology, determine the paid click, content and information directed to our owned and operated Web sites and our distribution partners' Web properties. We earn revenue from our search engine customers by providing paid search clicks generated from our distribution partners' Web properties based on separately negotiated and agreed-upon terms with each distribution partner.

We recognize amounts due to our distribution partners in the period they are earned and classify such costs as content and distribution expense. See "Note 2: Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this report) for a description of products and services and the related revenue recognition policy.

Accounting for Goodwill

ASC 350, *Goodwill and Other Intangible Assets*, requires that goodwill be tested for impairment on an annual basis and between annual tests whenever circumstances indicate that the carrying value of the goodwill might be impaired, and requires an allocation of goodwill to the portions of a reporting unit when a portion of that reporting unit is disposed. On a quarterly basis, we assess whether business conditions, including material changes in the fair value of our outstanding common stock, indicate that our goodwill may not be recoverable.

When a portion of a reporting unit is disposed, goodwill is allocated to the disposed and retained portions based on the relative fair values of the respective businesses. Allocating goodwill to portions of a reporting unit requires judgment, including the identification of reporting unit portions, assigning assets and liabilities to the portions, assigning goodwill to the portions, and determining the fair value of each portion. The goodwill associated with the disposed portion is included in the portion's carrying amount in determining the gain or loss on disposal. In 2007, we sold our directory business, which was combined with our search business in our online reporting unit. Based upon our analysis, we allocated $60.5 million of goodwill to our directory business, which was used in determining the gain on its sale to Idearc Inc.

Upon the sale of the mobile business in 2007, we determined that we no longer operate separate reporting units. We performed our annual impairment analysis of the goodwill on our balance sheet as of November 30, 2009, and we determined that there was no impairment. Our analysis included a comparison of the book value of our shareholders' equity to the fair value of our outstanding common stock, based on quoted market prices, which fair value exceeded the book value of our shareholders' equity on the annual measurement date. At December 31, 2009, we had $44.8 million of goodwill on our balance sheet.

Allowances for Sales and Doubtful Accounts

Our management must make estimates of potential future sales allowances related to current period revenues for our products and services. Our sales allowance estimates are primarily based on customer communications regarding revenue adjustments for poor traffic quality. Additionally, we analyze historical adjustments, current economic trends and changes in customer demand when evaluating the adequacy of the sales allowances. Estimates must be made and used in connection with establishing the sales allowance in any accounting period.

The allowance for doubtful accounts is a management estimate that considers actual facts and circumstances of individual customers and other debtors, such as financial condition and historical payment trends. We evaluate the adequacy of the allowance utilizing a combination of specific identification of potentially problematic accounts and identification of accounts that have exceeded payment terms.

Stock-Based Compensation

ASC 718, *Share-Based Payment*, requires companies to record stock compensation expense for equity-based awards granted, including stock options and restricted stock unit grants, for which expense will be recognized over the service period of the equity-based award based on the fair value of the award at the date of grant. During 2009, 2008 and 2007, we recognized $10.6 million, $14.3 million and $34.1 million, respectively, of stock-based compensation expense.

Calculating stock-based compensation expense relies upon certain assumptions, including the expected term of the stock-based awards, stock price volatility, expected interest rate, number and types of stock-based awards, and the pre-vesting forfeiture rate. If we use different assumptions due to changes in our business or other factors, our stock-based compensation expense could vary materially in the future.

Income Taxes

We account for income taxes under the asset and liability method, under which deferred tax assets, including net operating loss carryforwards, and liabilities are determined based on temporary differences between the book and tax bases of assets and liabilities. We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of the deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available to us for tax reporting purposes, and other relevant factors. There is a wide range of possible judgments relating to the valuation of our deferred tax assets.

During the years ended December 31, 2009 and 2008, based on the weight of available evidence, we determined that it was not more likely than not that we would realize our deferred tax assets. Accordingly, we provided a full valuation allowance against our net deferred tax assets at December 31, 2009 and 2008. Significant judgment is required in making this assessment, and it is very difficult to predict when, if ever, we may conclude that any portion of our deferred tax assets are more likely than not realizable.

Contingencies

We are subject to various legal proceedings and claims and tax matters, the outcomes of which are subject to significant uncertainty. ASC 450, *Contingencies*, requires that an estimated loss from a loss contingency be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations. See "Note 7: Commitments and Contingencies" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this report) for further information regarding contingencies.

Fair Value Measurements

We follow the provisions of ASC 820, *Fair Value Measurements and Disclosure*, which defines fair value, establishes a framework for measuring fair value, and expands required disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 established a three-tier hierarchy for considering the inputs used in the valuation methodologies for measuring fair value, which is as follows:

Level 1—Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2—Other inputs that are directly or indirectly observable in the marketplace;

Level 3—Unobservable inputs which are supported by little or no market activities.

That hierarchy also requires the maximum use of observable inputs and minimum use of unobservable inputs when measuring fair value.

Our $75.6 million of cash equivalents and $142.6 million of short-term investments available-for-sale as of December 31, 2009, are classified in the Level 1 input category.

In 2007, the auctions for certain ARS that we purchased for $40.4 million began to fail due to insufficient bids from buyers. When the ARS auctions began to fail, we initially determined their fair values by using discounted cash flow models. Those ARS were classified in the Level 3 input category. We incorporated market information into our valuation models when a secondary market began to form. In 2007 and 2008, we recorded $2.2 million and $24.3 million, respectively, of other-than-temporary impairment charges related to those ARS in loss on investments, net. In 2009, we recorded $5.4 million of other-than-temporary impairment charges related to those ARS and a gain of $637,000 on the sale of our entire ARS portfolio, including the sale of preferred shares that replaced certain of the ARS, in loss on investments, net.

In 2009, 2008 and 2007, we did not measure the fair value of any of our assets or liabilities other than cash and cash equivalents, available-for-sale investments, warrants and an investment in a privately-held company. We consider the carrying values of accounts receivable, notes and other receivables, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities to approximate fair values primarily due to their short-term nature.

For additional information see "Note 4: Fair Value Measurements" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this report.)

Discontinued Operations

In accordance with the provisions of ASC 360, *Property, Plant and Equipment,* the gains on sale, results of operations and cash flows of the directory and mobile businesses presented for all periods have been reported as discontinued operations. In addition, the liabilities of the mobile business have been classified as liabilities of discontinued operations at December 31, 2008. The process used to separately present continuing and discontinued operations required significant judgment to implement and relied on certain estimates and assumptions. Different estimates and assumptions could materially affect the allocations to the directory and mobile businesses of gains on sale, results of operations, cash flows, assets and liabilities.

Historical Results of Operations

Our net income for 2009 was $7.4 million. We have incurred net losses on an annual basis for all but four of the years since our inception, and as of December 31, 2009, we had an accumulated deficit of $1.0 billion.

The following table sets forth the historical results of our operations (in thousands and as percent of revenues).

	Years ended December 31, 2009	2008	2007	Years ended December 31, 2009	2008	2007
	(in thousands)			(as a percent of revenue)		
Revenues	$207,646	$156,727	$140,537	100.0%	100.0%	100.0%
Operating expenses						
Content and distribution	126,493	75,969	61,765	60.9	48.5	43.9
Systems and network operations	9,703	11,537	9,800	4.7	7.4	7.0
Product development	5,617	9,931	9,921	2.7	6.3	7.1
Sales and marketing	25,379	24,261	29,259	12.2	15.5	20.8
General and administrative	23,586	24,079	105,083	11.4	15.3	74.8
Depreciation	7,141	7,335	5,542	3.4	4.7	3.9
Amortization of intangible assets	111	—	—	0.1	—	—
Restructuring	—	17	9,590	—	0.0	6.8
Other, net	—	(1,897)	(3,248)	—	(1.2)	(2.3)
Total operating expenses	198,030	151,232	227,712	95.4	96.5	162.0
Operating income (loss)	9,616	5,495	(87,175)	4.6	3.5	(62.0)
Loss on investments, net	(4,714)	(28,520)	(2,117)	(2.2)	(18.2)	(1.6)
Other income, net	2,682	7,149	18,226	1.3	4.6	13.0
Income (loss) from continuing operations before income taxes	7,584	(15,876)	(71,066)	3.7	(10.1)	(50.6)
Income tax expense	(181)	(598)	(13,409)	(0.1)	(0.4)	(9.5)
Income (loss) from continuing operations	7,403	(16,474)	(84,475)	3.6	(10.5)	(60.1)
Loss from discontinued operations, net of taxes	—	(1,455)	(25,246)	—	(0.9)	(18.0)
Gain (loss) on sale of discontinued operations, net of taxes	—	(770)	131,454	—	(0.5)	93.6
Net income (loss)	$ 7,403	$(18,699)	$ 21,733	3.6%	(11.9)%	15.5%

Results of Operations for 2009, 2008 and 2007

Revenues. Revenues for the years ended December 31, 2009, 2008 and 2007 are presented below (in thousands):

	2009	Change	2008	Change	2007
Revenue	$207,646	$50,919	$156,727	$16,190	$140,537

The increase in revenue for 2009 compared to 2008 and for 2008 compared to 2007 was due to an increase in revenue from search results delivered through our distribution partners. This increase was partially offset by a decrease in revenue from our owned and operated properties. The decrease in revenue from owned and operated properties was due to a decrease in the average fees per paid click that our customers share with us although paid click volume on our owned properties increased in 2009 and in 2008 over the prior year. The decrease in average fees per paid click was the result of a decrease in advertiser fees paid per click to our customers and a shift in the mix of revenue reflecting a higher proportion derived from our direct marketing initiatives on our owned properties. In 2009, 76% of our total revenues came from searches conducted by end users on the Web properties of our search distribution partners, compared to 65% in 2008 and 58% in 2007. 42% of our online search revenues were generated through the Web properties of our top five distribution partners in 2009, compared to 23% in 2008 and 31% in 2007.

We expect that online search revenue from searches conducted by end users on sites of our distribution partners will continue to represent a significant proportion of our online search revenues for the foreseeable future.

Content and Distribution Expenses. Content and distribution expenses consist principally of costs related to revenue sharing arrangements with our content and distribution partners, as well as content and data licenses. Content and distribution expenses in total dollars (in thousands) and as a percent of revenue for 2009, 2008 and 2007 are presented below:

	2009	Change	2008	Change	2007
Content and Distribution Expenses	$126,493	$50,524	$75,969	$14,204	$61,765
Percent of Revenue	60.9%		48.5%		43.9%

The increase in content and distribution expenses for 2009 compared to 2008 and for 2008 compared to 2007, both in absolute dollars and as a percent of revenue, was primarily due to an increase in revenue from search results delivered through our distribution partners, and increases in our average revenue sharing rates with our partners. We anticipate that our content and distribution costs will increase in absolute dollars if revenues increase through growth from existing arrangements with our distribution partners or we add new distribution partners. If revenue generated from our distribution partners increases at a greater rate than revenues generated from our own branded Web sites, content and distribution costs as a percent of revenue will increase.

Systems and Network Operations Expenses. Systems and network operations expenses are associated with the delivery, maintenance and support of our services, data management and infrastructure, including personnel expenses (which include salaries, benefits and other employee related costs, and stock-based compensation expense), costs for temporary help and contractors to augment our staffing, communication costs such as high-speed Internet access and hosting, equipment repair and maintenance, and professional service fees. Systems and network operations expenses in total dollars (in thousands) and as a percent of revenue for 2009, 2008 and 2007 are presented below:

	2009	Change	2008	Change	2007
Systems and Network Operations Expenses	$9,703	$(1,834)	$11,537	$1,737	$9,800
Percent of Revenue	4.7%		7.4%		7.0%

The absolute dollar decrease in systems and network operations expenses for 2009 compared to 2008 was primarily attributable to a $1.1 million decrease in the cost of contractors to augment our staffing and an $862,000 decrease in stock-based compensation expense. Partially offsetting these decreases was an increase of $541,000 in salaries and employee benefits excluding stock-based compensation expense.

The absolute dollar increase in systems and network operations expenses for 2008 compared to 2007 was primarily attributable to an increase of $599,000 in salaries and employee benefits, an increase of $573,000 in stock-based compensation expense, and an increase of $542,000 in the cost of contractors to augment staffing. Partially offsetting these increases was a decrease in employee expenses of $650,000 related to the cash distributions to shareholders declared in 2007.

Product Development Expenses. Product development expenses consist principally of personnel expenses (which include salaries, stock-based compensation expense, and benefits and other employee related costs) and the cost of temporary help and contractors to augment our staffing for research, development, support and ongoing enhancements of our products and services. Product development expenses in total dollars (in thousands) and as a percent of revenue for 2009, 2008 and 2007 are presented below:

	2009	Change	2008	Change	2007
Product Development Expenses	$5,617	$(4,314)	$9,931	$10	$9,921
Percent of Revenue	2.7%		6.3%		7.1%

The absolute dollar decrease in product development expenses for 2009 compared to 2008 was primarily attributable to decreases of $2.1 million in stock-based compensation expense, $1.6 million in salaries and employee benefits excluding stock-based compensation and $791,000 in professional services fees.

The absolute dollar increase in product development expenses for 2008 compared to 2007 was primarily attributable to an increase of $900,000 in stock-based compensation expense and an increase of $398,000 in salaries and employee benefits, excluding stock-based compensation. These increases were offset by a decrease of $1.4 million in employee expenses related to the cash distributions to shareholders declared in 2007.

Product development costs may not be consistent with changes in revenues as they represent key costs to develop and enhance our product and service offerings. We believe that investments in technology are necessary to remain competitive, and we anticipate that we will continue to invest in our products and services.

Sales and Marketing Expenses. Sales and marketing expenses consist principally of personnel costs (which include salaries, stock-based compensation expense, and benefits and other employee related costs), the cost of temporary help and contractors to augment our staffing, and marketing expenses associated with our owned and operated Web sites (which consist of agency fees, brand promotion expense, market research expense and online direct marketing expense associated with traffic acquisition, including fees paid to search engines). Sales and marketing expenses in total dollars (in thousands) and as a percent of revenue for 2009, 2008 and 2007 are presented below:

	2009	Change	2008	Change	2007
Sales and Marketing Expenses	$25,379	$1,118	$24,261	$(4,998)	$29,259
Percent of Revenue	12.2%		15.5%		20.8%

The absolute dollar increase in sales and marketing expenses for 2009 was primarily attributable to an increase of $3.1 million in marketing expenses associated with our owned and operated Web sites and an increase of $445,000 in the costs of contractors to augment our staffing. These increases were partially offset by a decrease of $1.5 million in stock-based compensation expense and a decrease of $1.1 million in salaries and employee benefits, excluding stock-based compensation expense.

The absolute dollar decrease in sales and marketing expenses for 2008 was primarily attributable to a decrease of $6.9 million in employee expenses related to the cash distributions to shareholders declared in 2007, a decrease of $4.4 million in stock-based compensation expense and a decrease of $646,000 in professional services fees. These decreases were partially offset by an increase of $6.3 million in marketing expenses associated with our owned and operated Web sites and an increase of $996,000 in salaries and employee benefits, excluding stock-based compensation.

We expect to continue to invest in marketing initiatives to promote search services on our branded Web sites.

General and Administrative Expenses. General and administrative expenses consist primarily of personnel expenses (which include salaries, benefits and other employee related costs and stock-based compensation expense), professional service fees (which include legal, tax and audit fees), taxes, license and insurance expenses, certain legal settlements, occupancy and general office expenses, and general business development and management expenses. General and administrative expenses in total dollars (in thousands) and as a percent of revenue for 2009, 2008 and 2007 are presented below:

	2009	Change	2008	Change	2007
General and Administrative Expenses	$23,586	$(493)	$24,079	$(81,004)	$105,083
Percent of Revenue	11.4%		15.3%		74.8%

The absolute dollar decrease in general and administrative expenses for 2009 compared to 2008 was primarily attributable to a net business tax refund of $2.4 million, decreases of $1.5 million in taxes and salaries, benefits and other employee related costs excluding stock-based compensation expense, a decrease of $984,000 in professional services fees and a decrease of $366,000 in insurance expense. These decreases were partially offset by increases of $3.4 million in legal fees, increases of $935,000 in expenses related to legal settlements and an increase of $701,000 in stock-based compensation expense.

The absolute dollar decrease in general and administrative expenses for 2008 compared to 2007 was primarily attributable to a decrease of $46.5 million in employee expenses related to the cash distributions to shareholders declared in 2007, a decrease of $16.8 million in stock-based compensation expense, a decrease of $9.9 million in professional services fees, decreases totaling $2.5 million in salaries and employee benefits excluding stock-based compensation expense, a decrease of $2.3 million in expense due to a contract termination charge in 2007, a decrease of $1.6 million in software licensing fees, and a decrease of $1.0 million in insurance expense.

Restructuring. Restructuring charges reflect actual and estimated employee separation costs, stock-based compensation expense and losses on contractual commitments associated with reductions in workforce and costs associated with the consolidation and closures of certain of our facilities. Restructuring charges for 2008 and 2007 are presented below (in thousands):

	2008	2007
Restructuring charges:		
Employee separation costs	$ 52	$7,963
Stock-based compensation expense	60	670
Losses on contractual commitments	(88)	831
Other	(7)	126
	$ 17	$9,590

In 2007, we sold our directory and mobile services businesses and, as a result, we committed to a plan to make operational changes to our business, including a reduction in our workforce and, as part of the workforce reduction, consolidation of our facilities. In 2008, we recorded $17,000 of restructuring expense related to that plan and a restructuring plan to which we committed in 2006 after we exited portions of our mobile business. In 2007, we recorded $7.4 million of expense related to the 2007 plan, and an additional $2.2 million of adjustments and additions relating to the 2006 plan.

We do not expect to incur material restructuring charges in future periods related to plans to which we have committed to date.

Depreciation. Depreciation of property and equipment includes depreciation of network servers and data center equipment, computers, software, office equipment and fixtures, and leasehold improvements. Depreciation expenses for 2009, 2008 and 2007 are presented below (in thousands):

	2009	Change	2008	Change	2007
Depreciation Expenses	$7,141	$(194)	$7,335	$1,793	$5,542

There were no material variances between the depreciation expenses recorded in 2009 and 2008. The $1.8 million increase in depreciation expense from 2007 to 2008 was primarily a result of increases in depreciation expense of $810,000 for purchased software, $775,000 for our internally developed software, and $548,000 for data center equipment.

Other, Net. Other, net consists of costs, charges, refunds or gains that are not directly associated with other revenue or operating expense classifications. Other, net of $1.9 million in 2008 and $3.2 million in 2007 consisted of gains on the sale of non-core assets.

Loss on Investments, Net. Loss on investments, net is comprised of the following for 2009, 2008 and 2007 (in thousands):

	2009	2008	2007
Impairment of other-than-temporary available-for-sale investments	$(5,351)	$(24,332)	$(2,182)
Gain on sale of available-for-sale investments	637	—	—
Impairment of convertible note from equity investee	—	(2,000)	—
Other-than-temporary impairment of equity investment in privately-held company	—	(2,000)	—
Increase (decrease) in fair value of warrants	—	(188)	65
	$(4,714)	$(28,520)	$(2,117)

In 2009, we determined that a portion of our ARS, which we classified as long-term available-for-sale securities, was other-than-temporarily impaired, and we recorded a loss on investments of $5.4 million, and sold all of our ARS and the preferred shares that replaced certain of the ARS. Subsequently, we sold all of the investments originally purchased as ARS and recognized gains on the sales totaling $637,000.

In 2008 and 2007, we determined that a portion of our ARS, which we classified as long-term available-for-sale securities, was other-than-temporarily impaired, and we recorded a loss on investments of $24.3 million and $2.2 million, respectively. In 2008, we determined that our equity investment and related warrants in a privately-held company, as well as a convertible note from that company, were fully impaired, and we recorded a loss on investments of $4.2 million. In accordance with ASC 815-10, *Derivatives and Hedging*, we adjust our derivative instruments to fair value and recognize the change in the recorded fair value in earnings. We hold warrants to purchase stock in other companies, which qualify as derivatives, and therefore gains or losses are based on the fair value.

Other Income, Net. Other income, net, primarily consists of interest income, gain on contingency resolution, gain (loss) on disposals of property and equipment and foreign currency exchange loss.

	2009	2008	2007
Interest income	$3,390	$7,315	$18,194
Gain on contingency resolution	—	1,124	—
Foreign currency exchange loss	(66)	(661)	(129)
Gain (loss) on disposal of property and equipment	(642)	(629)	161
	$2,682	$7,149	$18,226

Interest income decreased in 2009 compared to 2008 primarily due to a decline in interest rates, partially offset by $925,000 in interest received relating to a net business tax refund. Interest income decreased in 2008 compared to 2007 primarily due to lower cash and marketable investments balances and a decline in interest rates.

Income Tax Benefit (Expense). During 2009, 2008 and 2007, we recorded an income tax expense on continuing operations of $181,000, $598,000 and $13.4 million, respectively. During 2009, we further impaired and sold our portfolio of ARS, which provided a net $6.9 million income tax benefit from the net reduction of its portion of the valuation allowance. Absent the effect of the ARS, our income tax expense would have been $7.1 million, which would be primarily attributable to $2.7 million from current year operations and an increase of $4.2 million increase in the valuation allowance against the deferred tax assets. The 2008 income tax expense of $598,000 is primarily attributable to a $5.6 million tax benefit from current year operations, $436,000 tax expense for non-deductible compensation paid to an executive, and a $5.4 million tax expense for the net increase in the valuation allowance against the deferred tax assets. The 2007 income tax expense of $13.4 million is primarily attributable to a $16.0 million tax expense for increasing the valuation allowance against the deferred tax assets, a $22.3 million tax expense for non-deductible compensation paid to certain executives, and a $24.9 million tax benefit from current year operations.

At December 31, 2009, we had gross deferred tax assets of $869.9 million, primarily comprised of $815.0 million of accumulated net operating loss carryforwards. During 2009, we determined that it was not more likely than not that we would realize our deferred tax assets in the foreseeable future. Accordingly, we provided a valuation allowance against our deferred tax assets. If in the future, we determine that the realization of any portion of the deferred tax assets is more likely than not to be realized, we will record a benefit to the income statement or to additional paid-in-capital, as appropriate.

Income (Loss) from Discontinued Operations and Gain (Loss) on Sale of Discontinued Operations. In 2007, we completed the sale of our directory and mobile businesses and have reflected income (loss) from those businesses as income (loss) from discontinued operations. For 2007, we recorded a gain on the sale of the directory business of $57.3 million and a gain on the sale of the mobile services business of $74.2 million. For 2008, we recorded a gain on the sale of the directory business of $48,000 and a loss on the sale of the mobile services business of $818,000. Revenue, income before taxes, income tax expense (benefit), and income (loss) from discontinued operations for 2008 and 2007 are presented below (in thousands):

Directory	**2008**	**2007**
Revenue from discontinued operations	$ —	$ 28,882
Income from discontinued operations before taxes	204	11,349
Income tax expense	(76)	(4,213)
Income from discontinued operations, net of taxes	$ 128	$ 7,136

Mobile	**2008**	**2007**
Revenue from discontinued operations	$ 127	$103,488
Loss from discontinued operations before taxes	(2,098)	(50,100)
Income tax benefit	515	17,718
Loss from discontinued operations, net of taxes	$(1,583)	$ (32,382)

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Investments

Our principal source of liquidity is our cash and cash equivalents and short-term investments. We initially generated cash from proceeds from private placements and our initial and follow-on public offerings. More recently we have generated cash from operations in certain periods. Further, in 2007, we received proceeds of $225.0 million from the sale of our directory business and $135.0 million from the sale of our mobile business. In 2008 and 2007, we paid special dividends to our shareholders of $299.3 million and $208.2 million, respectively.

As of December 31, 2009, we had cash and marketable investments of $226.4 million, consisting of cash and cash equivalents of $83.8 million and short-term investments available-for-sale of $142.6 million.

We generally invest our excess cash in high quality marketable investments. These investments include securities issued by U.S. government agencies, certificates of deposit, money market funds, investment grade corporate bonds and taxable municipal bonds.

We plan to use our cash to fund operations, develop technology, advertise, market and distribute our products and application services, and continue the enhancement of our network infrastructure. An important component of our strategy for future growth is to acquire technologies and businesses, and we plan to use our cash to acquire and integrate acceptable targets that we may identify. We may use a portion of our cash for special dividends or for common stock repurchases.

We believe that existing cash balances, cash equivalents, short term investments and cash generated from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, the underlying levels of revenues and expenses that we assume may not prove to be accurate. Our anticipated cash needs exclude any payments for pending or future litigation matters. In addition, we evaluate acquisitions of businesses, products or technologies from time to time. Any such transactions, if completed, may use a significant portion of our cash balances and marketable investments. If we are unable to liquidate our investments when we need liquidity for business purposes, we may need to change or postpone such business purposes or find alternative financing for such business purposes, if available. We may seek additional funding through public or private financings or other arrangements prior to such time. Our ability to raise funds may be adversely affected by a number of factors, including factors beyond our control, such as economic conditions in markets in which we operate and from which we generate revenues, and increased uncertainty in the financial, capital, and credit markets. Adequate funds may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Contractual Obligations and Commitments

The following are our contractual obligations and commitments (in thousands):

	2010	2011	2012	2013	2014 and thereafter	Total
Operating lease commitments	$1,890	$1,653	$1,592	$271	$—	$ 5,406
Purchase commitments	1,783	1,262	1,026	493	—	4,564
Capital lease commitments, net of imputed interest and executory costs	568	210	—	—	—	778
Total	$4,241	$3,125	$2,618	$764	$—	$10,748

Operating lease commitments. We have entered into various non-cancelable operating lease agreements for our offices that expire through 2013. We are committed to pay a portion of the related operating expenses under certain of these lease agreements. These operating expenses are not included in the table above. Certain of these leases have escalating rent payment provisions and we recognize rent expense under such leases on a straight-line basis over the term of the lease.

Purchase commitments. Our purchase commitments consist primarily of non-cancelable service agreements for our data centers. Included in the table above are purchase commitments of $285,000 due in 2010, which are reflected as liabilities on our balance sheet.

Capital lease commitments. We entered into capital lease agreements for certain equipment used in our data centers in 2008.


Form 10-K

We have pledged a portion of our cash as collateral for standby letters of credit and bank guaranties for certain of our property leases and banking arrangements. At December 31, 2009, the total amount of collateral pledged under these agreements was $4.7 million.

The above table does not reflect unrecognized tax benefits of $1.3 million, the timing of which is uncertain. For additional discussion on unrecognized tax benefits see "Note 8: Income Taxes" of the Notes to Consolidated Financial Statements (Item 8 of Part II of this report.)

Cash Flows

Our net cash flows are comprised of the following for 2009, 2008 and 2007 (in thousands):

	2009	2008	2007
Net cash provided (used) by operating activities	$30,000	$ (20,182)	$ (27,276)
Net cash provided (used) by investing activities	4,421	(111,284)	156,181
Net cash used by financing activities	(607)	(298,926)	(169,385)
Net cash provided (used) by discontinued operations	—	(17,998)	376,419
Net increase (decrease) in cash and cash equivalents	$33,814	$(448,390)	$ 335,939

Net Cash Provided (Used) by Operating Activities

Net cash provided (used) by operating activities consists of net income (loss) offset by certain adjustments not affecting current-period cash flows and the effect of changes in our operating assets and liabilities. Adjustments to net income (loss) to determine cash flow from operations include the loss from discontinued operations, the gain (loss) on sale of discontinued operations, net loss on investments, stock-based compensation expense, depreciation and amortization, loss on disposal of property and equipment, deferred income taxes, net gain on sale of non-core assets, excess tax benefits from stock-based award activity and restructuring charges. Net cash provided (used) by discontinued operations consists of proceeds from the sale of discontinued operations, income (loss) from discontinued operations, net changes in assets and liabilities of discontinued operations, and purchases of property and equipment classified as discontinued operations.

Net cash provided by operating activities was $30.0 million in 2009, consisting of our net income of $7.4 million, adjustments not affecting cash flows provided by operating activities of $26.4 million (primarily consisting of stock-based compensation, depreciation and amortization, loss on investments, net, and loss on disposals of property and equipment) and cash provided by changes in our operating assets and liabilities of $12.7 million (consisting of increases in accrued expenses and other current and long-term liabilities and in accounts payable and decreases in other long-term assets). Partially offsetting the increase was cash used by changes in our operating assets and liabilities of $15.9 million (primarily consisting of increases in accounts receivable, notes and other receivables and in prepaid expenses and other current assets) and adjustments not affecting cash flows used by operating activities of $607,000, consisting of deferred income taxes.

Net cash used by operating activities was $20.2 million in 2008, consisting of our net loss of $18.7 million, cash used by changes in our operating assets and liabilities of $59.3 million (consisting of decreases in accrued expenses and other liabilities) and adjustments not affecting cash flows used by operating activities of $4.6 million (primarily consisting of decreases in deferred income taxes and the gain on sale of assets). Offsetting the decrease was cash provided by changes in our operating assets and liabilities of $9.4 million (consisting of decreases in notes and other receivables, other long-term assets, accounts receivable, and prepaid expenses and other current assets and increases in accounts payable), and adjustments not affecting cash flows provided by operating activities of $52.9 million (primarily consisting of the loss on long-term investments, stock-based compensation, depreciation, the loss from discontinued operations and the loss on sale of discontinued operations).

Net cash used by operating activities was $27.3 million in 2007, consisting of changes in our operating assets and liabilities of $14.9 million (primarily consisting of a decrease in accounts payable and increases in notes and other receivables, accounts receivable, and other long-term assets) and adjustments not affecting cash flows provided by operating activities of $158.8 million (primarily consisting of the gain on the sale of discontinued operations, reclassification of the tax benefit from stock-based award activity to financing activities, and the gain on sale of assets). These decreases were partially offset by our net income of $21.7 million, cash provided by changes in our operating assets and liabilities of $35.2 million (consisting of increases in accrued expenses and other current and long-term liabilities and decreases in prepaid expenses and other current assets), and adjustments not affecting cash flows provided by operating activities of $89.4 million (primarily consisting of stock-based compensation, the loss from discontinued operations, decreases in deferred income taxes, restructuring, depreciation, and the loss on long-term investments).

Net Cash Provided (Used) by Investing Activities

Net cash provided (used) by investing activities primarily consists of transactions related to our investments, purchases of property and equipment, a loan to an equity investee, proceeds from the sale of certain assets and cash used in a business acquisition.

Net cash provided by investing activities was $4.4 million in 2009, primarily from the proceeds from the sale or maturity of our marketable investments of $196.9 million and proceeds from the sale of assets of $623,000. Partially offsetting cash provided by investing activities were the purchase of $190.2 million of marketable investments, $2.4 million of property and equipment purchases and $395,000 used for a business acquisition.

Net cash used by investing activities was $111.3 million in 2008, primarily consisting of the purchase of $145.3 million of marketable investments and the purchase of $12.3 million in property and equipment. Partially offsetting cash used by investing activities was proceeds from the sale or maturity of our marketable investments of $44.0 million and proceeds from the sale of assets of $2.6 million.

Net cash provided by investing activities was $156.2 million in 2007, consisting of proceeds from the sale or maturity of our marketable investments of $294.4 million and proceeds from the sale of assets of $2.8 million. Partially offsetting cash provided by investing activities was the purchase of $135.4 million of marketable investments, the purchase of $3.7 million in property and equipment, and a $2.0 million loan to an equity investee.

Net Cash Used by Financing Activities

Net cash used by financing activities consists of special dividends paid to our shareholders, proceeds from the issuance of stock through the exercise of stock options or warrants and our employee stock purchase plan, repayments of capital lease obligations and excess tax benefits from stock-based award activity.

Net cash used by financing activities in 2009 was $607,000, primarily from $1.1 million in tax payments from shares withheld upon vesting of restricted stock units and $564,000 used for the repayment of capital lease obligations. Cash used by financing activities was partially offset by tax benefits generated by stock-based award activity of $607,000 and proceeds of $404,000 from the exercise of stock options and the sale of shares through our employee stock purchase plan.

Net cash used by financing activities in 2008 was $298.9 million, primarily from the special dividend of $299.3 million paid in January 2008. Partially offsetting cash used in financing activities was proceeds of $603,000 from the exercise of stock options and the sale of shares through our employee stock purchase plan.

Net cash used by financing activities in 2007 was $169.4 million, primarily from the special dividend of $208.2 million paid in May 2007. Partially offsetting cash used in financing activities were tax benefits generated by stock-based award activity of $23.7 million and proceeds of $15.1 million from the exercise of stock options and warrants and the sale of shares through our employee stock purchase plan.

Net Cash Provided (Used) by Discontinued Operations

Net cash used by operating activities attributable to discontinued operations in 2008 was $18.0 million. Net cash provided by discontinued operations activities in 2007 was $376.4 million, consisting of proceeds from the sale of discontinued operations of $342.6 million and cash from the operating activities attributable to discontinued operations of $33.8 million.

Acquisition

On May 22, 2009, we acquired the membership interests of F-Four, LLC and the assets of its subsidiary, a provider of search engine optimization analytics software, for $1.3 million in stock and cash.

Dispositions

On October 31, 2007, we completed the sale of our directory business to Idearc Inc. for $225 million in cash.

On December 28, 2007, we completed the sale of our mobile services business to Motricity, Inc. for $135 million in cash.

Quarterly Results of Operations (Unaudited)

The following table presents a summary of our unaudited consolidated results of operations for the eight quarters ended December 31, 2009. The information for each of these quarters has been prepared on a basis consistent with our annual audited consolidated financial statements. In 2007, we sold our mobile and directory businesses to unaffiliated third parties, and our mobile and directory businesses have been presented as discontinued operations for all periods presented. You should read this information in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. The operating results for any quarter are not necessarily indicative of results for any future period.

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(in thousands except per share data)							
Revenues	$42,182	$38,328	$ 39,469	$36,748	$39,070	$43,763	$54,356	$70,457
Operating expenses:								
Content and distribution	21,792	18,062	18,265	17,850	20,377	24,309	34,016	47,791
Systems and network operations	2,442	2,774	3,238	3,083	2,421	2,369	2,430	2,483
Product development	2,209	2,929	2,757	2,036	1,406	1,603	1,207	1,401
Sales and marketing	3,789	6,041	6,882	7,549	6,943	5,139	6,694	6,603
General and administrative	7,722	4,960	5,940	5,457	6,202	6,366	6,884	4,134
Depreciation	1,487	1,731	2,160	1,957	1,811	1,795	1,771	1,764
Amortization of intangible assets	—	—	—	—	—	16	47	48
Restructuring	140	(114)	(9)	—	—	—	—	—
Other, net	—	(1,897)	—	—	—	—	—	—
Total operating expenses	39,581	34,486	39,233	37,932	39,160	41,597	53,049	64,224
Operating income (loss)	2,601	3,842	236	(1,184)	(90)	2,166	1,307	6,233
Gain (loss) on investments, net	(6,707)	(4,362)	(11,046)	(6,405)	(5,351)	335	—	302
Other income, net	2,243	2,654	1,458	794	607	466	472	1,137
Income (loss) from continuing operations before income taxes	(1,863)	2,134	(9,352)	(6,795)	(4,834)	2,967	1,779	7,672
Income tax benefit (expense)	(182)	577	(548)	(445)	(201)	(82)	32	70
Income (loss) from continuing operations	(2,045)	2,711	(9,900)	(7,240)	(5,035)	2,885	1,811	7,742
Loss from discontinued operations, net of taxes	(490)	(821)	(12)	(132)	—	—	—	—
Gain (loss) on sale of discontinued operations, net of taxes	(238)	43	(13)	(562)	—	—	—	—
Net income (loss)	$ (2,773)	$ 1,933	$ (9,925)	$ (7,934)	$ (5,035)	$ 2,885	$ 1,811	$ 7,742
Net income (loss) per share – Basic								
Income (loss) from continuing operations	$ (0.06)	$ 0.08	$ (0.29)	$ (0.21)	$ (0.14)	$ 0.08	$ 0.05	$ 0.22
Loss from discontinued operations	(0.01)	(0.02)	(0.00)	(0.00)	—	—	—	—
Gain (loss) on sale of discontinued operations	(0.01)	0.00	(0.00)	(0.02)	—	—	—	—
Net income (loss) per share – Basic	$ (0.08)	$ 0.06	$ (0.29)	$ (0.23)	$ (0.14)	$ 0.08	$ 0.05	$ 0.22
Weighted average shares outstanding used in computing basic income (loss) per share	34,298	34,334	34,479	34,548	34,853	35,044	35,035	35,094
Net income (loss) per share – Diluted								
Income (loss) from continuing operations	$ (0.06)	$ 0.08	$ (0.29)	$ (0.21)	$ (0.14)	$ 0.08	$ 0.05	$ 0.21
Loss from discontinued operations	(0.01)	(0.02)	(0.00)	(0.00)	—	—	—	—
Gain (loss) on sale of discontinued operations	(0.01)	0.00	(0.00)	(0.02)	—	—	—	—
Net income (loss) per share – Diluted	$ (0.08)	$ 0.06	$ (0.29)	$ (0.23)	$ (0.14)	$ 0.08	$ 0.05	$ 0.21
Weighted average shares outstanding used in computing diluted income (loss) per share	34,298	34,755	34,479	34,548	34,853	35,069	35,766	36,112

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(as a percent of revenue)							
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:								
Content and distribution	51.7	47.1	46.3	48.6	52.1	55.6	62.5	67.8
Systems and network operations	5.8	7.2	8.2	8.4	6.2	5.4	4.5	3.5
Product development	5.2	7.6	7.0	5.5	3.6	3.7	2.2	2.0
Sales and marketing	9.0	15.8	17.4	20.5	17.8	11.7	12.3	9.4
General and administrative	18.3	12.9	15.0	14.8	15.9	14.6	12.7	5.9
Depreciation	3.5	4.5	5.5	5.4	4.6	4.1	3.3	2.5
Amortization of intangible assets	—	—	—	—	—	0.0	0.1	0.1
Restructuring	0.3	(0.3)	(0.0)	—	—	—	—	—
Other, net	—	(4.8)	—	—	—	—	—	—
Total operating expenses	93.8	90.0	99.4	103.2	100.2	95.1	97.6	91.2
Operating income (loss)	6.2	10.0	0.6	(3.2)	(0.2)	4.9	2.4	8.8
Gain (loss) on investments, net	(15.9)	(11.4)	(28.0)	(17.5)	(13.7)	0.8	—	0.5
Other income, net	5.3	6.9	3.7	2.2	1.5	1.1	0.9	1.6
Income (loss) from continuing operations before income taxes	(4.4)	5.5	(23.7)	(18.5)	(12.4)	6.8	3.3	10.9
Income tax benefit (expense)	(0.4)	1.5	(1.4)	(1.2)	(0.5)	(0.2)	0.0	0.1
Income (loss) from continuing operations	(4.8)	7.0	(25.1)	(19.7)	(12.9)	6.6	3.3	11.0
Income (loss) from discontinued operations, net of taxes	(1.2)	(2.1)	(0.0)	(0.4)	—	—	—	—
Gain (loss) on sale of discontinued operations, net of taxes	(0.6)	0.1	(0.0)	(1.5)	—	—	—	—
Net income (loss)	(6.6)%	5.0%	(25.1)%	(21.6)%	(12.9)%	6.6%	3.3%	11.0%

Form 10-K

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including changes in the market values of our debt investments, interest rates, and foreign currency fluctuations.

Financial Market Risk. We do not invest in financial instruments or their derivatives for trading or speculative purposes. By policy, we limit our credit exposure to any one issuer, other than securities issued by the U.S. federal government and its agencies, and do not have any derivative instruments in our investment portfolio. The three primary goals that guide our investment decisions, with the first being the most important, are: preserve capital, maintain ease of conversion into immediate liquidity and achieve a rate of return over a predetermined benchmark. Our investment portfolio at December 31, 2009 included debt instruments issued by the U.S. federal government and its agencies, U.S. municipal governments, publicly-held corporations and money market funds invested in securities issued by agencies of the U.S. federal government. Beginning in 2007, the global financial markets began to experience unusual and significant distress that peaked in 2008 and moderated in 2009. In 2007, certain auction rate securities that we purchased for $40.4 million became illiquid and experienced a severe decline in fair value before we liquidated those investments in 2009 for net cash proceeds of $9.2 million and realized a net loss of $31.2 million. As of December 31, 2009, we invested exclusively in debt instruments with minimal default risk and maturity dates of less than one year from the end of any of our quarterly accounting periods. We consider the market value, default and liquidity risks of our investments to be low at December 31, 2009.

Interest Rate Risk. Investments in both fixed-rate and floating-rate interest earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities which have declined in market value due to changes in interest rates. At December 31, 2009, our cash equivalent balances in money market funds were $75.6 million and our short-term investment balances were $142.6 million.

The following table provides information about our cash equivalent and marketable fixed-income securities, including principal cash flows for 2010 and thereafter and the related weighted average interest rates. Amounts are presented in U.S. dollar equivalents, which is our reporting currency.

Principal amounts and weighted average interest rates by expected year of maturity in U.S. dollars as of December 31, 2009 are as follows (in thousands, except percentages):

	2010		2011 -2014		Thereafter		Total		Fair Value
U.S. government securities	$116,465	0.24%	$—	— %	$—	— %	$116,465	0.24%	$117,058
Money market funds	60,072	0.05%	—	— %	—	— %	60,072	0.05%	60,072
Commercial paper	38,575	0.20%	—	— %	—	— %	38,575	0.20%	38,548
Taxable municipal bonds	2,550	0.22%	—	— %	—	— %	2,550	0.22%	2,604
Cash equivalents and marketable fixed-income securities	$217,662		$—		$—		$217,662		$218,282

Foreign Currency Risk. Our earnings and cash flows are subject to fluctuations due to changes in the exchange rates of the U.S. dollar versus the principal currency of foreign countries in which we generate revenues and expenses through our non-U.S. based subsidiaries and foreign distribution partners. As exchange rates vary, those results, when translated, may vary from expectations and adversely impact our consolidated results. The cumulative translation effects for subsidiaries using functional currencies other than the U.S. dollar are included in accumulated other comprehensive income in stockholders' equity. We do not currently use derivative instruments to manage our exposure to changes in foreign currency exchange rates as this exposure has had an immaterial impact on our past financial results and we believe that our foreign currency activity and exposure at December 31, 2009 presents a low risk of negative material impact on our future financial results.

ITEM 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
InfoSpace, Inc.
Bellevue, WA

We have audited the accompanying consolidated balance sheets of InfoSpace, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of InfoSpace, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Seattle, WA
February 25, 2010

INFOSPACE, INC.

CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share data)

	December 31,	
	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 83,750	$ 49,936
Short-term investments, available-for-sale	142,647	141,592
Accounts receivable, net of allowance of $23 and $32	28,466	15,423
Notes and other receivables	2,953	1,349
Prepaid expenses and other current assets	2,526	1,767
Total current assets	260,342	210,067
Property and equipment, net	12,315	18,078
Long-term investments, available-for-sale	—	13,916
Goodwill	44,815	43,940
Other intangible assets, net	457	183
Other long-term assets	4,287	4,949
Total assets	$ 322,216	$ 291,133
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,736	$ 6,518
Accrued expenses and other current liabilities	34,131	19,707
Liabilities of discontinued operations	—	1,109
Total current liabilities	40,867	27,334
Long-term liabilities	1,514	1,475
Total liabilities	42,381	28,809
Commitments and contingencies (Note 7)	—	—
Stockholders' equity:		
Common stock, par value $.0001—authorized, 900,000,000 shares; issued and outstanding, 35,391,122 and 34,796,010 shares	4	3
Additional paid-in capital	1,303,667	1,292,360
Accumulated deficit	(1,025,176)	(1,032,579)
Accumulated other comprehensive income	1,340	2,540
Total stockholders' equity	279,835	262,324
Total liabilities and stockholders' equity	$ 322,216	$ 291,133

See notes to consolidated financial statements.

INFOSPACE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(amounts in thousands, except per share data)

	Years ended December 31,		
	2009	2008	2007
Revenues	$207,646	$156,727	$140,537
Operating expenses:			
Content and distribution	126,493	75,969	61,765
Systems and network operations	9,703	11,537	9,800
Product development	5,617	9,931	9,921
Sales and marketing	25,379	24,261	29,259
General and administrative	23,586	24,079	105,083
Depreciation	7,141	7,335	5,542
Amortization of intangible assets	111	—	—
Restructuring	—	17	9,590
Other, net	—	(1,897)	(3,248)
Total operating expenses	198,030	151,232	227,712
Operating income (loss)	9,616	5,495	(87,175)
Loss on investments, net	(4,714)	(28,520)	(2,117)
Other income, net	2,682	7,149	18,226
Income (loss) from continuing operations before income taxes	7,584	(15,876)	(71,066)
Income tax expense	(181)	(598)	(13,409)
Income (loss) from continuing operations	7,403	(16,474)	(84,475)
Discontinued operations:			
Loss from discontinued operations, net of taxes	—	(1,455)	(25,246)
Gain (loss) on sale of discontinued operations, net of taxes	—	(770)	131,454
Net income (loss)	$ 7,403	$(18,699)	$ 21,733
Income (loss) per share—Basic:			
Income (loss) from continuing operations	$ 0.21	$ (0.48)	$ (2.59)
Loss from discontinued operations	—	(0.04)	(0.77)
Gain (loss) on sale of discontinued operations	—	(0.02)	4.03
Basic net income (loss) per share	$ 0.21	$ (0.54)	$ 0.67
Weighted average shares outstanding used in computing basic income (loss) per share	34,983	34,415	32,640
Income (loss) per share—Diluted:			
Income (loss) from continuing operations	$ 0.21	$ (0.48)	$ (2.59)
Loss from discontinued operations	—	(0.04)	(0.77)
Gain (loss) on sale of discontinued operations	—	(0.02)	4.03
Diluted net income (loss) per share	$ 0.21	$ (0.54)	$ 0.67
Weighted average shares outstanding used in computing diluted income (loss) per share	35,431	34,415	32,640
Other comprehensive income (loss):			
Net income (loss)	$ 7,403	$(18,699)	$ 21,733
Foreign currency translation adjustment	(108)	(47)	168
Unrealized gain (loss) on investments, available-for-sale	(943)	1,109	(2,081)
Reclassification adjustment for other-than-temporary losses (gains) on investments, available-for-sale, included in net income (loss)	(335)	776	1,337
Cumulative tax effect on unrealized gain on investments, available-for-sale	186	—	—
Comprehensive income (loss)	$ 6,203	$(16,861)	$ 21,157

See notes to consolidated financial statements.

INFOSPACE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total
	Shares	Amount				
Balance, December 31, 2006	31,393	$ 3	$1,712,897	$(1,035,613)	$ 1,278	$ 678,565
Common stock issued for stock options and restricted stock units	1,701	—	9,949	—	—	9,949
Common stock issued for employee stock purchase plan	77	—	1,382	—	—	1,382
Common stock issued for warrants	1,151	—	3,787	—	—	3,787
Unrealized loss on available-for-sale investments	—	—	—	—	(744)	(744)
Foreign currency translation adjustment	—	—	—	—	168	168
Excess tax benefits	—	—	14,778	—	—	14,778
Stock-based compensation	—	—	50,283	—	—	50,283
Taxes paid on stock issued for equity awards	—	—	(6,238)	—	—	(6,238)
Common stock repurchased	—	—	(114)	—	—	(114)
Special dividends	—	—	(507,499)	—	—	(507,499)
Net income	—	—	—	21,733	—	21,733
Balance, December 31, 2007	34,322	3	1,279,225	(1,013,880)	702	266,050
Common stock issued for stock options and restricted stock units	420	—	16	—	—	16
Common stock issued for employee stock purchase plan	54	—	587	—	—	587
Unrealized gain on available-for-sale investments	—	—	—	—	1,885	1,885
Foreign currency translation adjustment	—	—	—	—	(47)	(47)
Tax effect of equity compensation	—	—	(1,029)	—	—	(1,029)
Stock-based compensation	—	—	15,143	—	—	15,143
Taxes paid on stock issued for equity awards	—	—	(1,582)	—	—	(1,582)
Net loss	—	—	—	(18,699)	—	(18,699)
Balance, December 31, 2008	34,796	3	1,292,360	(1,032,579)	2,540	262,324
Common stock issued for stock options and restricted stock units	366	—	5	—	—	5
Common stock issued for employee stock purchase plan	61	—	399	—	—	399
Common stock issued for acquisition	230	1	809	—	—	810
Common stock retired	(62)	—	—	—	—	—
Unrealized loss on available-for-sale investments	—	—	—	—	(1,278)	(1,278)
Foreign currency translation adjustment	—	—	—	—	(108)	(108)
Tax effect of equity compensation	—	—	607	—	186	793
Stock-based compensation	—	—	10,838	—	—	10,838
Taxes paid on stock issued for equity awards	—	—	(1,351)	—	—	(1,351)
Net income	—	—	—	7,403	—	7,403
Balance, December 31, 2009	35,391	$ 4	$1,303,667	$(1,025,176)	$ 1,340	$ 279,835

See notes to consolidated financial statements.

INFOSPACE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,		
	2009	2008	2007
Operating Activities:			
Net income (loss)	$ 7,403	$ (18,699)	$ 21,733
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Loss from discontinued operations	—	1,455	25,246
Loss (gain) on sale of discontinued operations	—	770	(131,454)
Stock-based compensation	10,568	14,304	34,058
Depreciation and amortization	7,252	7,335	5,542
Loss on investments, net	4,714	28,520	2,182
Loss (gain) on disposal of assets, net	642	629	(161)
Deferred income taxes	2,814	(2,667)	12,816
Restructuring	—	17	9,590
Net gain on sale of assets	—	(1,897)	(3,409)
Excess tax benefits from stock-based award activity	(607)	—	(23,700)
Other	377	(89)	(35)
Cash provided (used) by changes in operating assets and liabilities:			
Accounts receivable	(13,043)	1,643	(3,657)
Notes and other receivables	(2,104)	5,228	(3,941)
Prepaid expenses and other current assets	(759)	135	1,499
Other long-term assets	712	1,784	(1,862)
Accounts payable	641	614	(5,445)
Accrued expenses and other current and long-term liabilities	11,390	(59,264)	33,722
Net cash provided (used) by operating activities	30,000	(20,182)	(27,276)
Investing Activities:			
Business acquisition, net of cash acquired	(395)	—	—
Purchases of property and equipment	(2,435)	(12,277)	(3,684)
Other long-term assets	(50)	(199)	—
Proceeds from sale of assets	623	2,550	2,838
Loan to equity investee	—	—	(2,000)
Proceeds from sales and maturities of investments	196,856	43,980	294,381
Purchases of investments	(190,178)	(145,338)	(135,354)
Net cash provided (used) by investing activities	4,421	(111,284)	156,181
Financing Activities:			
Special dividend paid	—	(299,296)	(208,203)
Proceeds from stock option and warrant exercises	5	16	13,736
Proceeds from issuance of stock through employee stock purchase plan	399	587	1,382
Repayment of capital lease obligation	(564)	(233)	—
Tax payments from shares withheld upon vesting of restricted stock units	(1,054)	—	—
Excess tax benefits from stock-based award activity	607	—	23,700
Net cash used by financing activities	(607)	(298,926)	(169,385)
Discontinued operations:			
Operating activities	—	(17,998)	33,820
Investing activities	—	—	342,599
Net cash provided (used) by discontinued operations	—	(17,998)	376,419
Net increase (decrease) in cash and cash equivalents	33,814	(448,390)	335,939
Cash and cash equivalents, beginning of period	49,936	498,326	162,387
Cash and cash equivalents, end of period	$ 83,750	$ 49,936	$ 498,326
Supplemental disclosure of non-cash investing activities:			
Stock issued in purchase transaction	$ 809	$ —	$ —
Net liabilities assumed in purchase transaction	(56)	—	—
Supplemental disclosure of non-cash financing activities:			
Special dividend payable at year end	$ —	$ —	$ 299,296
Purchases of assets under capital leases	$ —	$ 1,601	$ —
Cash paid for:			
Income taxes for continuing operations	$ 34	$ 5,117	$ —

See notes to consolidated financial statements.

Note 1: The Company and Basis of Presentation

Description of the business: InfoSpace, Inc. (the "Company" or "InfoSpace") uses its technology, including metasearch, to power its branded Web sites and provide private-label online search services to its distribution partners.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Basis of presentation: On October 31, 2007, the Company completed the sale of its directory business to Idearc Inc., for $225.0 million in cash. On December 28, 2007, the Company completed the sale of its mobile business to Motricity, Inc., for $135.0 million in cash. The operating results of the directory and mobile businesses have been presented as discontinued operations for 2008 and 2007.

Business combinations: Business combinations accounted for under the purchase method of accounting include the results of operations of the acquired business from the date of acquisition. Net assets of the business acquired are recorded at their fair value at the date of acquisition.

Segments: The Company's chief executive officer, who is its chief operating decision maker, reviews financial information presented on a consolidated basis accompanied by disaggregated information for certain measures. This information is used for purposes of allocating resources and evaluating financial performance. The Company's operations are not organized into components below the consolidated unit level, and operating results are not reported to the chief executive officer for components below the consolidated unit level. Accordingly, the Company's management considers InfoSpace to be in a single reporting segment structure.

Reclassification: Certain reclassifications of prior period balances have been made for consistent presentation with the current period. These changes consisted of reclassifications to separate intangible assets with definite and indefinite lives from goodwill in the Company's Balance Sheet as of December 31, 2008 and reclassifications to segregate losses (gains) on disposal of assets in the Company's Statements of Cash Flows for the years ended December 31, 2007 and 2008. Those reclassifications did not impact previously reported total assets on the Balance Sheets or net cash provided (used) by operating activities in the Statements of Cash Flows.

Subsequent Events: The Company has evaluated the impact of subsequent events on the accompanying Unaudited Condensed Consolidated Financial Statements through the time of filing this Annual Report on Form 10-K. There were no material subsequent events that required recognition or disclosure.

Note 2: Summary of Significant Accounting Policies

Cash equivalents: The Company considers all highly liquid debt instruments with an original maturity of ninety days or less at date of acquisition to be Cash equivalents, which are carried at fair value.

Short-term and long-term investments: The Company principally invests its available cash in investment-grade debt instruments of corporate issuers and in debt instruments of the U.S. Government and its agencies. All debt instruments with maturities greater than ninety days up to one year from the balance sheet date are considered Short-term investments. Other investments maturing after one year from the balance sheet date are generally considered Long-term investments. The Company periodically evaluates whether the declines in fair value of its available-for-sale investments are other than temporary. As of December 31, 2009 and 2008, the

Company's Short-term and Long-term investments are classified as available-for-sale and are reported at their fair value, with unrealized gains and temporary impairments reported in Other comprehensive income (loss), and other-than-temporary impairments reported in Loss on investments, net in the Consolidated Statement of Operations.

Property and equipment: Property and equipment are stated at cost. Depreciation is computed under the straight-line method over the following estimated useful lives:

Computer equipment and software	3 years
Data center servers	3 years
Internally developed software	15 months – 3 years
Office equipment	7 years
Office furniture	7 years
Leasehold improvements	Shorter of lease term or economic life

The Company has capitalized certain internal use software development costs in accordance with the provisions of Accounting Standards Codification ("ASC") 350-40, *Internal-Use Software*. Costs capitalized primarily consist of employee salaries and benefits allocated on a project or product basis. The Company capitalized $1.1 million, $1.7 million, and $1.5 million of internal-use software costs in the years ended December 31, 2009, 2008 and 2007, respectively.

Valuation of goodwill and intangible assets: The Company evaluates goodwill and indefinite-lived intangible assets at least annually to determine whether there has been an impairment of the value of these assets and evaluates impairment whenever events or changes in circumstances, including material changes in the fair value of the Company's outstanding common stock, indicate that the carrying amount of the Company's assets might not be recoverable. The Company amortizes definite-lived intangible assets over their expected useful lives, and when events or circumstances indicate that the carrying amount of a long-lived asset or asset group may not be recoverable, the Company performs a test to determine whether the carrying amount of the asset or asset group tested is not recoverable and its carrying amount exceeds its fair value. Any impairment loss relating to Goodwill or Other intangible assets are recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The following table provides information about activity in Goodwill during the period from January 1, 2008 to December 31, 2009 (in thousands):

Goodwill as of January 1, 2008 and 2009	$43,940
Goodwill associated with 2009 business acquisition	875
Goodwill as of December 31, 2009	$44,815


Form 10-K

Other intangible assets consisted of the following (in thousands):

	December 31, 2009			December 31, 2008		
	Gross carrying amount	Accumulated amortization	Other intangible assets, net	Gross carrying amount	Accumulated amortization	Other intangible assets, net
Definite-lived intangible assets:						
Core technology	$1,085	$ (911)	$174	$ 800	$ (800)	$—
Other	6,667	(6,667)	—	6,667	(6,667)	—
Total definite-lived intangible assets	7,752	(7,578)	174	7,467	(7,467)	—
Indefinite-lived intangible assets	283	—	283	183	—	183
Total	$8,035	$(7,578)	$457	$7,650	$(7,467)	$183

Amortization of definite-lived intangible assets held as of December 31, 2009 is expected to be $174,000 in 2010.

Impairment and Allocation Analyses: In the years ended December 31, 2009, 2008 and 2007, the Company conducted its annual impairment analyses for goodwill and indefinite-lived intangible assets as of November 30, 2009, 2008 and 2007 and determined that the carrying value of its goodwill and indefinite-lived intangible assets was not impaired. Before 2008, the annual impairment analyses were based on a valuation of the Company's reporting units using a combination of the Company's quoted stock price and projections of future discounted cash flows for each reporting unit. Upon the sale of the mobile business in 2007, the Company determined that it no longer operates separate reporting units. Therefore, the methodology used for the Company's 2009 and 2008 analyses is primarily based on a comparison of the balance of its stockholders' equity to the fair value of its outstanding common stock based on the Company's quoted stock price.

In the year ended December 31, 2007, related to the sale of its directory business, the Company allocated $60.5 million of goodwill to discontinued operations from its former Online segment, based on an analysis using a combination of the revenues, direct contribution to profit and cash flows of the directory and search businesses, and the Company's quoted stock price.

Other investments: Included in Other long-term assets are the Company's investment in equity investments of privately-held companies for business and strategic purposes. The Company currently holds equity securities and warrants to purchase equity securities in companies whose securities are not publicly traded. The Company does not exercise significant influence over the operating or financial policies of any of the non-public companies in which it has invested and therefore accounts for such investments under the cost method and warrants are held at their fair value with changes in fair value recorded as Gains or losses on investments in other comprehensive income (loss). The Company periodically evaluates whether the declines in fair value of its equity investments are other-than-temporary, and reports other-than-temporary impairments as Losses on investments, net in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Revenues: The Company generates revenues from its search services. The Company generates revenues primarily from its Web search services when an end user of such services clicks on a paid search link provided by a customer and displayed on one of the Company's owned and operated Web properties or displayed on a distribution partner's Web property. The customer that provided the paid search link receives a fee from the advertiser who paid for the click and the customer pays the Company a portion of that fee.

Search revenue is recorded on a gross basis based on the factors outlined in ASC 605-45-45, *Principal Agent Considerations—Overall Considerations of Reporting Revenue Gross as a Principal versus Net as an Agent.* The Company is the primary obligor in the revenue-generating relationships with its search engine customers; it separately negotiates each revenue or unit pricing contract independent of any revenue sharing arrangements and assumes the credit risk for amounts invoiced to such customers. Revenues are recognized in the period in which a paid search occurs and are based on the amounts earned by and remitted to the Company. Through its meta-search technology, the Company determines the paid search results, content and information directed to its owned and operated Web sites and its distribution partners' Web properties. The Company earns revenue from its search engine customers by providing paid search results generated from its owned and operated properties and from its distribution partners' Web properties based on separately negotiated and agreed-upon terms with each distribution partner.

Content and distribution expenses: Content and distribution expenses consist principally of costs related to revenue sharing arrangements with distribution partners in connection with the search services for Web properties of the Company's distribution partners and other content or data licenses.

System and network operation expenses: System and network operation expenses are costs associated with the delivery, maintenance and support of the Company's products, services and infrastructure and principally consist of personnel costs (which include salaries, benefits and other employee related costs, stock-based compensation, and the cost of temporary help and contractors to augment staffing needs), communication costs, such as high-speed Internet access and hosting, equipment maintenance and repair, and professional service fees.

Product development expenses: Product development expenses consist principally of personnel costs (which include salaries, benefits and other employee related costs, stock-based compensation, and the cost of temporary help and contractors to augment staffing needs) for research, development, support and ongoing enhancements of the Company's products and services.

Sales and marketing expenses: Sales and marketing expenses consist principally of personnel costs (which include salaries, benefits and other employee related costs, stock-based compensation, and the cost of temporary help and contractors to augment staffing needs) and marketing expenses associated with the Company's owned and operated Web sites (consisting of agency fees, brand promotion expense, market research expense and online direct marketing expense associated with traffic acquisition, including fees paid to search engines). Costs for advertising are recorded as expense when the advertisement appears or electronic impressions are recorded. Advertising expense totaled $15.4 million, $11.4 million, and $4.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

General and administrative expenses: General and administrative expenses consist principally of personnel costs (which include salaries, benefits and other employee related costs), stock-based compensation, professional service fees (which include legal, tax and audit fees), taxes, license and insurance expenses, certain legal settlements, occupancy and general office expenses, and general business development and management expenses.

Stock-based compensation: The Company measures and recognizes its compensation expense for all share-based payment awards made to employees and directors, including stock option grants and purchases of stock made pursuant to the Company's 1998 Employee Stock Purchase Plan (the "ESPP"), based on estimated fair values. Expense is recognized on a straight-line basis over the requisite vesting period for each separately vesting portion of the award.

The Company estimates the fair value of share-based payment awards on the date of grant using the Black-Scholes-Merton option-pricing model. The value of the award's portion that is ultimately expected to vest is recognized as expense over the requisite service periods in the accompanying Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007.

Employee Benefit Plan: The Company has a 401(k) savings plan covering its U.S. based employees. Eligible employees may contribute through payroll deductions. The Company may match the employees' 401(k) contributions at the discretion of the Company's Board of Directors. During 2009, 2008 and 2007, the Company's Board of Directors elected to match a portion of the 401(k) contributions made by employees of the Company. The amount contributed by the Company is equal to a maximum of 50% of employee contributions up to a maximum of 3% of an employee's salary. For the years ended December 31, 2009, 2008 and 2007, the Company contributed $326,000, $327,000, and $315,000, respectively, for employees of continuing operations.

Restructuring charges: Restructuring charges reflect actual and estimated costs associated with the reductions in workforce and costs associated with the closures of certain Company facilities. In 2007, the Company sold its directory business and the remaining portions of its mobile service business and, as a result, committed to a plan to make operational changes to its business, which included a reduction in workforce and, as part of the workforce reduction, consolidation of facilities. The Company exited portions of its mobile business during 2006 and 2007, which included a plan committed to in 2006 that included a reduction of its workforce and consolidation of its facilities.

Other, net: Other, net consists of gains or charges that are not directly associated with other revenues or operating expense classifications. There were no Other, net charges in the year ended December 31, 2009. Other, net during the years ended December 31, 2008 and 2007 of $1.9 million and $3.2 million, respectively, primarily consisted of the gains on sales of non-core assets.

Other income, net: Other income, net for the years ended December 31, 2009, 2008 and 2007, consists of the following (in thousands):

	Years ended December 31,		
	2009	2008	2007
Interest income	$3,390	$7,315	$18,194
Gain on contingency resolution	—	1,124	—
Foreign currency exchange loss	(66)	(661)	(129)
Gain (loss) on disposal of property and equipment	(642)	(629)	161
Other income, net	$2,682	$7,149	$18,226

Income (loss) from discontinued operations and gain (loss) on sale of discontinued operations: In 2007, the Company completed the sale of its directory and mobile businesses and has reflected the results of operations from these businesses as discontinued operations for all periods presented.

For the years ended December 31, 2008 and 2007, the Company recorded income from the operating results of its directory and mobile businesses. For the sale of its directory business, the Company recorded a gain on sale of $48,000, net of tax expense of $26,000, and $57.3 million, net of tax expense of $79.2 million in the years ended December 31, 2008 and 2007, respectively. For the sale of its mobile business, the Company recorded a loss on sale of $818,000, net of tax benefit of $780,000, and a gain of $74.2 million, net of tax expense of $38.7 million, in the years ended December 31, 2008 and 2007, respectively. These amounts consist of the following (in thousands):

Directory	Years ended December 31,	
	2008	2007
Revenue from discontinued operations	$—	$28,882
Income from discontinued operations before taxes	204	11,349
Income tax expense	(76)	(4,213)
Income from discontinued operations, net of taxes	$128	$ 7,136
Gain on sale of discontinued operations, net of taxes	$ 48	$57,272

Mobile	Years ended December 31,	
	2008	2007
Revenue from discontinued operations	$ 127	$103,488
Loss from discontinued operations before taxes	(2,098)	(50,100)
Income tax benefit	515	17,718
Loss from discontinued operations, net of taxes	$(1,583)	$ (32,382)
Gain (loss) on sale of discontinued operations, net of taxes	$ (818)	$ 74,182

In 2007, the Company recorded employee expenses of $460,000 for the directory business and $11.6 million for the mobile business related to the cash distributions to shareholders associated with discontinued operations.

There were no assets or liabilities related to the directory business at December 31, 2008. Liabilities from discontinued operations at December 31, 2008 for the mobile business consist of the following (in thousands):

Mobile	December 31, 2008
Accounts payable	$ 31
Accrued expenses and other current liabilities	1,078
Liabilities of discontinued operations	$1,109


Form 10-K

Net income (loss) per share: Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding plus the number of potentially dilutive shares outstanding during the period. Potentially dilutive shares consist of the incremental common shares issuable upon the exercise of outstanding stock options and warrants using the treasury stock method. Potentially dilutive shares are excluded from the computation of earnings per share if their effect is antidilutive.

The treasury stock method calculates the dilutive effect for stock options and warrants with an exercise price less than the average stock price during the period presented.

In thousands	Years ended December 31, 2009	2008	2007
Weighted average common shares outstanding, basic	34,983	34,415	32,640
Dilutive stock options and warrants	448	—	—
Weighted average common shares outstanding, diluted	35,431	34,415	32,640
Antidilutive stock option, restricted stock unit, and warrant equivalents excluded from dilutive share calculation	1,721	930	3,034
Outstanding stock options and warrants with an exercise price more than the average price during the year not included in dilutive share calculation	4,888	4,865	5,283

Other Comprehensive Income: Comprehensive income includes Net income (loss), plus items that are recorded directly to stockholders' equity, including foreign currency translation adjustments and the net change in unrealized gains and losses on cash equivalents, short-term and long-term investments. Included in the net change in unrealized gains and losses are realized gains or losses included in the determination of Net income (loss) in the period realized. Amounts reclassified out of Other comprehensive income into Net income (loss) were determined on the basis of specific identification. Components of Accumulated other comprehensive income included on the Consolidated Balance Sheets at December 31, 2009 and 2008 consist of the following (in thousands):

	December 31, 2009	2008
Unrealized gain on foreign currency translation	$1,436	$1,544
Unrealized gain (loss) on available-for-sale investments, including tax of $0 and $186	(96)	996
	$1,340	$2,540

Foreign currencies: Foreign subsidiary financial statements are denominated in foreign currencies and are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are charged or credited to other comprehensive income. Revenue and expenses are translated at average rates of exchange prevailing during the period. Realized gains and losses on foreign currency transactions are included in Other income, net.

Concentration of credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term and long-term investments and trade receivables. These instruments are generally unsecured and uninsured. The Company places its cash equivalents and investments with major financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States operating in a variety of industries and geographic areas. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

Revenue concentration: The Company derives a significant portion of its revenues from a small number of customers. Revenues from the top two customers of the Company represented 95% or more of total revenues in each of the years ended December 31, 2009, 2008 and 2007, respectively. These customers each accounted for more than 10% of total revenues in the years ended December 31, 2009, 2008 and 2007. At December 31, 2009 and 2008, these two customers each accounted for more than 10% of the accounts receivable balance.

As discussed further in "Note 1: The Company and Basis of Presentation," upon the sale of the mobile business in 2007, the Company determined that it no longer operates separate reporting units. Geographic revenue information, as determined by the location of the customer, is presented below (in thousands):

	Years ended December 31,		
	2009	2008	2007
United States	$204,750	$152,886	$136,537
International	2,896	3,841	4,000
Total	$207,646	$156,727	$140,537

Fair value of financial instruments: The Company does not measure the fair value of any financial instrument other than cash equivalents, available-for-sale investments, warrants and its investment in a privately-held company. The carrying values of other financial instruments (accounts receivable, notes and other receivables, and accounts payable) are not recorded at fair value but approximate fair values primarily due to their short-term nature. The carrying values of other current assets and accrued expenses and other current liabilities are also not recorded at fair value but approximate fair values primarily due to their short-term nature.

Derivative instruments: Derivatives within the scope of ASC 815, *Derivatives and Hedging*, are recorded on the balance sheet at fair value. The Company accounts for such derivatives by recognizing the changes in their fair values as gains or losses on the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Income taxes: The Company accounts for income taxes under the asset and liability method, under which deferred tax assets, including net operating loss carryforwards, and liabilities are determined based on temporary differences between the book and tax basis of assets and liabilities. The Company evaluates the deferred tax assets for future realization and reduces them by a valuation allowance to the extent management of the Company believes that they more likely than not will not be realized. Management considers many factors when assessing the likelihood of future realization of the Company's deferred tax assets, including recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income (which includes a consideration of expected future revenue levels, trends in the industry and the current macroeconomic environment), the carryforward periods available for tax reporting purposes, and other relevant factors. Due to the size of the net operating loss carryforwards, their expiration beginning in 2020 and the Company's recent level of annualized profitability, management has determined the net deferred tax assets were not more likely than not realizable and provided a valuation allowance against its deferred tax assets. At December 31, 2009 and 2008, the Company provided valuation allowances of $319.1 million and $321.7 million, respectively, against its deferred tax assets related to net operating loss carryforwards and other temporary differences. The Company will continue to evaluate the likelihood of the realization of the deferred tax assets. Significant judgment is required in making this assessment, and it is very difficult to predict when, if ever, the Company may conclude that any portion of the deferred tax assets are more likely than not realizable.


Form 10-K

Lease accounting: The Company leases office space and computer equipment used in its data centers. All leases are accounted for under the guidance provided by ASC 840, *Leases*. These leases are classified as either capital leases or operating leases, as appropriate. The amortization of assets under capital leases is included in depreciation expense. For the years ended December 31, 2009 and 2008, $535,000 and $341,000 of amortization for assets acquired under capital leases were included in depreciation expense. For the year ended December 31, 2007, the Company did not have any equipment leased under capital leases.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for impairment of goodwill and other intangible assets, useful lives of other intangible assets, purchase accounting, valuation of investments and other-than-temporary impairment of investments, revenue recognition, the estimated allowance for sales returns and doubtful accounts, accrued contingencies, stock option valuation, and valuation allowance for deferred tax assets. Actual amounts may differ from estimates.

Recent Accounting Pronouncements: The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

Note 3: Balance Sheet Components

Short-term and long-term investments classified as available-for-sale at December 31, 2009 and 2008 consisted of the following, stated at fair value (in thousands):

	December 31,	
	2009	2008
U.S. Government securities	$106,493	$141,592
Corporate notes	33,550	—
Taxable municipal bonds	2,604	—
Short-term investments	142,647	141,592
Auction rate securities classified as long-term investments	—	13,916
Total investments available-for-sale	$142,647	$155,508

Maturity information was as follows for investments classified as available-for-sale at December 31, 2009 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Within one year	$142,727	$ 4	$ (84)	$142,647
Greater than one year	—	—	—	—
Total	$142,727	$ 4	$ (84)	$142,647

At December 31, 2008, there were gross unrealized gains of $1.2 million and no gross unrealized losses.

Property and equipment	December 31, 2009	December 31, 2008
	(in thousands)	
Computer equipment and data center	$ 12,310	$ 13,917
Purchased software	4,909	7,816
Internally developed software	4,873	5,632
Office equipment	1,613	2,212
Office furniture	481	1,041
Leasehold improvements and other	3,134	3,091
	27,320	33,709
Accumulated depreciation	(15,053)	(16,041)
	12,267	17,668
Capital projects in progress	48	410
	$ 12,315	$ 18,078

Included in computer equipment and data center was $1.6 million of assets acquired under capital lease. Accumulated depreciation related to assets acquired under capital lease was $877,000 at December 31, 2009.

Accrued expenses and other current liabilities	December 31, 2009	December 31, 2008
	(in thousands)	
Accrued distribution partner obligations	$22,480	$11,544
Salaries and related expenses	4,049	2,599
Accrued legal and other consulting expenses	3,667	1,360
Customer deposits	1,623	1,537
Accrued rent	929	1,138
Other	784	936
Capital lease obligation	599	593
	$34,131	$19,707

Long-term liabilities	December 31, 2009	December 31, 2008
	(in thousands)	
Unrecognized tax benefit	$1,303	$ 634
Capital lease obligation	211	775
Deferred revenue	—	66
	$1,514	$1,475

Note 4: Fair Value Measurements

The Company measures its investments using ASC 820, *Investments—Debt and Equity Securities*. ASC 820 defines fair value, establishes a framework for measuring fair value for the purposes of GAAP, and expands required disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy of the Company's financial assets carried at fair value and measured on a recurring basis is as follows (in thousands):

		Fair value measurements at the reporting date using		
	December 31, 2009	Quoted prices in active markets using identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$ 75,635	$ 75,635	$—	$—
Available-for-sale securities	142,647	142,647	—	—
	$218,282	$218,282	$—	$—

In 2007, the auctions for certain auction rate securities ("ARS") and a type of ARS also referred to as auction rate preferred securities ("ARPS") that the Company purchased for $40.4 million began to fail due to insufficient bids from buyers. When the ARS auctions began to fail, the Company initially determined their fair values by using discounted cash flow models. Because those models relied on various observable and unobservable inputs, those ARS and ARPS were classified in the Level 3 input category. The Company incorporated market information into its valuation models when a secondary market began to form.

Changes in the fair values of financial assets measured on a recurring basis by using significant Level 3 inputs in the years ended December 31, 2008 and 2009 are as follows (in thousands):

	Financial assets using significant Level 3 inputs for determining fair value Years ended December 31, 2009 and 2008						
	ARS	ARPS	Total ARS and ARPS	Preferred shares	Equity Investment	Warrants	Total
Balance at January 1, 2008	$20,905	$ 16,567	$ 37,472	$ —	$ 2,000	$ 188	$39,660
Other-than-temporary impairment	(9,689)	(14,643)	(24,332)	—	(2,000)	(188)	(26,520)
Temporary impairment	(1,279)	—	(1,279)	—	—	—	(1,279)
Temporary impairment reclassified to other-than-temporary	1,804	251	2,055	—	—	—	2,055
Replacement of ARPS with preferred shares	—	(365)	(365)	365	—	—	—
Balance at December 31, 2008	11,741	1,810	13,551	365	—	—	13,916
Other-than-temporary impairment	(4,391)	(960)	(5,351)	—	—	—	(5,351)
Proceeds from sales of financial assets	(7,942)	(560)	(8,502)	(700)	—	—	(9,202)
Gain (loss) on sales of financial assets	592	(290)	302	335	—	—	637
Balance at December 31, 2009	$ —	$ —	$ —	$ —	$ —	$ —	$ —

In the year ended December 31, 2009, the Company recorded an other-than-temporary impairment of its available-for-sale investments in Loss on investments, net in the Consolidated Statement of Operations and Comprehensive Income (Loss) of $5.4 million and upon the subsequent sales of those investments, the Company recorded a gain of $637,000 in Loss on Investments, net. In the year ended December 31, 2008, the Company recorded an other-than-temporary impairment of its available-for-sale investments in Loss on investments, net in the Consolidated Statement of Operations and Comprehensive Income (Loss) of $24.3 million, which included $776,000 of impairments previously classified as temporary. The Company recorded ARS and ARPS investment impairments in Loss on investments, net of $2.2 million in the year ended December 31, 2007.

The Company reviews the impairments of its available-for-sale investments in accordance with the provisions of ASC 320, *Investments—Debt and Equity Securities*, which provides guidance for determining when certain investments are other-than-temporarily impaired. The Company classifies the impairment of any individual available-for-sale investment as either temporary or other-than-temporary. The differentiating factors between temporary and other-than-temporary impairments are primarily the length of the time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2007, the Company held warrants to purchase shares in a privately-held company that had a carrying value of $188,000, and an equity investment in the same company that had a carrying value of $2.0 million. The warrants and equity investment are classified in Other long-term assets, in Level 3, because there are significant unobservable inputs associated with them. In the year ended December 31, 2008, the Company recorded a charge of $188,000 related to those warrants and a charge of $2.0 million related to the equity investment in Loss on investments, net in the accompanying Consolidated Statement of Operations and Comprehensive Income (Loss), reducing the carrying value of the warrants and equity investment to zero ($0).

Note 5: Stockholders' Equity

Stock Incentive Plans

The Company's stock incentive plans generally provide employees, officers, directors, independent contractors and consultants of the Company an opportunity to purchase shares of stock pursuant to nonqualified stock options (which are options that are not described in Section 422 of the Internal Revenue Code of 1986, as amended). The plans also provide for the sale or granting of stock to eligible individuals in connection with the performance of service for the Company. Finally, the plans authorize the grant of stock appreciation rights, either separately or in tandem with stock options, which entitle holders to cash compensation measured by appreciation in the value of the stock. The stock incentive plans are administered by the Compensation Committee of the Board of Directors, which is composed of non-employee directors. The Company issues new shares upon exercise of options and upon the vesting of restricted stock units ("RSUs").

1996 Plan: The Company primarily has one stock plan that was used for grants during 2009, 2008 and 2007. On December 5, 2006, the Company's Restated 1996 Flexible Stock Incentive Program (the "1996 Plan") was amended to permit grants of RSUs. RSUs granted under the 1996 Plan in 2008 and 2007 typically are scheduled to vest over three years or less, with 33 1/3% vesting one year from the date of grant and the remainder vesting ratably thereafter on a semi-annual basis. If an RSU award is surrendered or for any other reason unused, in whole or in part, the shares that were subject to the award shall continue to be available under the 1996 Plan. Options granted in 2009, 2008 and 2007 under the 1996 Plan vest over a period of up to four years, with either 100%, 50%, 33 1/3%, or 25% vesting one year from the date of grant and the remainder vesting ratably thereafter on a semi-annual basis, and expire seven years from the date of grant. Options granted prior to 2006 under the 1996 Plan typically vest over four years, with 25% vesting one year from the date of grant and the remainder vesting ratably thereafter on a monthly basis, and expire seven or ten years from the date of grant. The number of shares available for grant pursuant to securities issued under the 1996 Plan increases annually on the first day of January by an amount equal to the lesser of (A) five percent of the Company's outstanding shares at the end of the Company's preceding fiscal year, or (B) a lesser amount determined by the Board of Directors. The 1996 Plan limits the number of shares of common stock that may be granted to any one individual pursuant to stock options in any fiscal year of the Company to 800,000 shares, plus an additional 800,000 shares in connection with his or her initial employment with the Company, which initial grant does not count against the limit. If an option is surrendered or for any other reason ceases to be exercisable in whole or in part, the shares which were subject to the option but on that the option has not been exercised shall continue to be available under the 1996 Plan.

2001 Plan: In February 2001, the Company implemented its 2001 Nonstatutory Stock Option Plan (the "2001 Plan"), under which nonqualified stock options to purchase common stock or shares of restricted stock may be granted to employees. Under the 2001 Plan, 2.5 million shares of common stock are authorized for grant of options or issuance of restricted stock. Options granted in 2006 under the 2001 Plan expire seven years from the date of the grant and vest over three years, with 33% vesting one year from the date of grant and the remainder vesting ratably thereafter on a semi-annual basis. Options granted prior to 2006 under the 2001 Plan expire ten years from the date of the grant and vest over two years, with 50% vesting ratably on a monthly basis over the two-year period and the remaining 50% balance vesting at the end of the two-year period.

Plans and awards assumed through acquisition: In addition to the plans described above, the Company has assumed stock incentive plans and awards through acquisitions. The Company assumed the awards outstanding from the stock incentive plan of F-Four, LLC upon the acquisition of its membership interests by the Company on May 22, 2009. The majority of the plans assumed have expired; one plan has options outstanding although the plan has expired. In 2009, the Company assumed awards through an acquisition. Assumed options and RSUs vest over a three-year period, 33 1/3% one year from the date of grant and ratably thereafter on a semi-annual basis and expire seven years from the date of grant. There are no shares available for grant as of December 31, 2009 under any plan assumed through acquisition.

A summary of the general terms of options to purchase common stock and RSUs previously granted under these plans, including options outstanding and available for grant at December 31, 2009, is as follows:

	1996 Plan	2001 Plan	Switchboard Plan	F-Four Awards
Requisite service period in years	4 or less	3 or less	4	3
Life in years	7 or 10	7 or 10	6	7
Options and RSUs outstanding at December 31, 2009	6,896,459	138,765	25,000	750,000
Options and RSUs available for grant at December 31, 2009	2,464,486	1,650,503	—	—

Form 10-K

Options: Activity and pricing information regarding all options are summarized as follows:

	Options	Weighted average exercise price
Outstanding December 31, 2006	9,068,818	$ 27.75
Granted	100,500	23.98
Cancelled	(2,135,982)	30.89
Exercised	(608,961)	16.33
Outstanding December 31, 2007	6,424,375	27.73
Granted	1,170,000	10.36
Cancelled	(3,404,465)	32.62
Expired	(9,107)	18.43
Exercised	(3,365)	4.67
Outstanding December 31, 2008	4,177,438	19.02
Granted	3,035,200	7.62
Cancelled	(1,031,738)	16.77
Expired	(3,851)	104.92
Exercised	(1,070)	5.10
Outstanding December 31, 2009	6,175,979	$ 13.74
Options exercisable, December 31, 2009	3,171,462	$ 19.22
Options exercisable and expected to vest after December 31, 2009*	5,341,951	$ 14.62

* Options expected to vest reflect an estimated forfeiture rate.

All grants in 2009, 2008 and 2007 were made at an exercise price equal to the market price at the date of grant. Additional information regarding options outstanding for all plans, excluding the Tandem Plan, as of December 31, 2009, is as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (yrs.)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 4.70 – 7.99	1,331,898	6.4	$ 7.08	8,198	$ 6.51
$ 8.00 – 11.99	2,599,062	5.2	8.74	1,004,229	9.32
$ 12.00 – 15.99	810,596	1.4	14.33	734,361	14.55
$ 16.00 – 19.99	3,750	1.0	18.67	3,750	18.67
$ 20.00 – 23.99	104,208	3.3	22.07	94,709	22.09
$ 24.00 – 28.99	1,036,100	2.4	24.37	1,035,850	24.37
$ 29.00 – 33.99	49,500	1.9	30.96	49,500	30.96
$ 34.00 – 585.63	240,865	1.2	49.49	240,865	49.49
Total	6,175,979	4.3	13.74	3,171,462	19.22

Restricted Stock Units: Activity and weighted average grant date fair value information regarding all restricted stock unit grants are summarized as follows:

	Restricted stock	Weighted average grant date fair value
Outstanding December 31, 2006	1,355,370	$20.38
Granted	2,110,965	21.43
Forfeited	(1,057,311)	20.91
Vested	(1,708,525)	21.09
Outstanding December 31, 2007	700,499	21.02
Granted	1,576,172	9.75
Forfeited	(406,282)	15.37
Vested	(597,884)	15.02
Outstanding December 31, 2008	1,272,505	11.68
Granted	1,253,920	7.30
Forfeited	(337,992)	10.52
Vested	(610,164)	11.66
Outstanding December 31, 2009	1,578,269	$ 8.46
Expected to vest after December 31, 2009*	1,155,068	$ 8.46

* RSUs expected to vest reflect an estimated forfeiture rate.

Warrants: The Company issued warrants in connection with the Company's 1998 private placement offerings and agreements to provide white pages directory and classified information services. In May 2007, 1,150,761 shares were issued due to the exercise of warrants. Of these shares, 749,720 shares were issued for an aggregate price of $3.8 million, an average exercise price of $5.05 per share and 401,041 shares were issued pursuant to the net exercise provision of 641,678 warrants. For the years ended December 31, 2009 and 2008, no warrants were exercised and the remaining warrants expired in 2008.

Other Plans:

1998 Employee Stock Purchase Plan: The Company adopted the ESPP in August 1998. The ESPP is intended to qualify under Section 423 of the Code and permits eligible employees of the Company and its subsidiaries to purchase common stock through payroll deductions of up to 15% of their compensation. Under the ESPP, no employee may purchase common stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period. In addition, owners of 5% or more of the Company's or one of its subsidiary's common stock may not participate in the ESPP. An aggregate of 1,360,000 shares of common stock are authorized for issuance under the ESPP. The ESPP was implemented with six-month offering periods that begin on each February 1 and August 1. The price of common stock purchased under the ESPP is the lesser of 85% of the fair market value on the first day of an offering period and 85% of the fair market value on the last day of an offering period. The ESPP does not have a fixed expiration date, but may be terminated by the Company's Board of Directors at any time. There were 60,618, 54,311 and 76,772 shares issued for the ESPP periods that ended in 2009, 2008 and 2007, respectively. During the year ended December 31, 2009, financing cash generated for the purchase of shares through the ESPP amounted to $399,000. The Company issues new shares upon purchase through the ESPP.

Stock Repurchase Plan: On June 16, 2008, June 8, 2007 and May 30, 2006, the Company's Board of Directors authorized the Company to repurchase up to $100 million of its common stock in open-market transactions during the succeeding twelve month period. Any repurchased shares would have been retired and resumed the status of authorized but unissued shares of common stock. During 2009, 2008 and 2007, the Company did not repurchase any shares under these plans prior to their expiration.

Dividends:

On May 2, 2007, the Company's Board of Directors declared a special cash distribution by means of a dividend on the Company's common stock of $6.30 per share. The special dividend was paid on May 28, 2007 with respect to all shares of common stock outstanding at the close of business on May 18, 2007. On May 18, 2007, there were 33.1 million shares outstanding and, based on those shares, the total amount of the cash distribution was $208.2 million.

On November 14, 2007, the Company's Board of Directors declared a special cash distribution by means of a dividend on the Company's common stock of $9.00 per share. The special dividend was paid on January 8, 2008 with respect to all shares of common stock outstanding at the close of business on December 10, 2007. On December 10, 2007, there were 33.3 million shares outstanding. Based on those shares, the total amount of the cash distribution was $299.3 million.

Additionally, on May 2, 2007, the Company's Board of Directors approved a plan to compensate employees and directors that held in-the-money options to purchase shares of common stock and RSUs for the reduction in value of these awards due to any special cash distribution. The compensation was a combination of $18.9 million in cash and issuance of an additional 368,000 RSUs for employees of continuing operations and the amount was based on, among other factors, the average trading price of the Company's stock before and after the ex-dividend date and the in-the-money amount for options to purchase shares of common stock. The vesting schedules for RSUs granted under this plan are the same as the existing awards for which they are granted.

Additionally, on November 14, 2007, the Company's Board of Directors approved a plan to compensate employees and directors that held in-the-money options to purchase shares of common stock and RSUs for the reduction in value of these awards due to any special cash distribution. The compensation was a combination of cash and issuance of additional RSUs and the amount was based on, among other factors, the average trading price of the Company's stock before and after the ex-dividend date and the in-the-money amount for options to purchase shares of common stock. The vesting schedules for RSUs granted under this plan are the same as the existing awards for which they are granted. The compensation to employees of continuing operations was paid in January 2008, and consisted of $37.4 million in cash payments and 622,000 RSUs.

Note 6: Stock-based Compensation Expense

For the years ended December 31, 2009, 2008 and 2007, the Company recognized compensation expense related to stock options and RSUs of $10.6 million, $14.3 million, and $34.1 million, respectively. To estimate the compensation cost that was recognized for the years ended December 31, 2009, 2008 and 2007, the Company used the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions for equity awards granted:

	Employee Stock Option Plans			Employee Stock Purchase Plan		
	Years ended December 31,			Years ended December 31,		
	2009	2008	2007	2009	2008	2007
Risk-free interest rate	0.87% - 2.12%	2.02% - 2.85%	4.59% - 5.02%	0.36% - 1.16%	2.01% - 3.78%	5.07% - 5.12%
Expected dividend yield	0%	0%	0%	0%	0%	0%
Volatility	47% - 56%	28% - 56%	48% - 67%	62% - 63%	39% - 63%	41% - 52%
Expected life	3.2 years	2.8 years	2.5 years	6 months	6 months	6 months

The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent remaining term. The Company paid a special dividend in 2007 and declared another dividend that was paid in January 2008, and may pay special dividends in the future, but does not expect to pay recurring dividends. The expected volatility is based on historical volatility of the Company's stock for the related expected life of the option. The expected life of the equity award is based on historical experience.

As of December 31, 2009, total unrecognized stock-based compensation cost related to unvested stock options and unvested RSUs was $12.6 million. The balance at December 31, 2009 is expected to be recognized over a weighted average period of approximately 13 months. Total unrecognized stock-based compensation cost related to unvested stock options was $5.4 million, which is expected to be recognized over a weighted average period of approximately 14 months. Total unrecognized stock-based compensation cost related to unvested RSU grants was $7.2 million, which is expected to be recognized over a weighted average period of approximately 11 months.

The Company has included the following amounts for stock-based compensation cost, including the cost related to the ESPP, in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2009, 2008 and 2007 (amounts in thousands, except per share data):

	Year ended December 31,		
	2009	2008	2007
Systems and network operations	$ 801	$ 1,663	$ 1,091
Product development	1,224	3,284	2,383
Sales and marketing	2,036	3,551	7,948
General and administrative	6,507	5,806	22,636
Total	$10,568	$14,304	$34,058

Financing cash flow generated by tax benefits from stock-based award activity in was $607,000 in 2009 and $23.7 million in 2007 and no tax expense was recognized related to stock-based compensation. In 2008, no financing cash flow was generated by tax benefits from stock-based award activity nor was any tax expense recognized related to stock-based compensation. Excluded from the amounts recorded in the above categories of operating expense for the years ended December 31, 2009, 2008 and 2007 are the following amounts included in

Restructuring, resulting from options held by terminated employees, amounts that were capitalized as part of internally developed software, and amounts that were reclassified as discontinued operations (amounts in thousands):

	Year ended December 31,		
	2009	2008	2007
Restructuring	$—	$ 60	$ 670
Internally developed software	270	637	466
Discontinued operations—directory business	—	52	1,630
Discontinued operations—mobile services business	—	89	13,459
Total	$270	$838	$16,225

Stock-based compensation expense recognized during the years ended December 31, 2009, 2008 and 2007 is based on the grant date fair values estimated using the Black-Scholes-Merton option pricing model. The Company has historically disclosed and currently recognizes stock-based compensation expense over the vesting period for each separately vesting portion of a share-based award as if they were, in substance, a multiple share-based award. The Company estimates forfeitures at the time of grant and revises those estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The weighted average fair value for options granted in the years ended December 31, 2009, 2008 and 2007 was $2.77, $3.31 and $8.34 per share, respectively. The Company issues new shares upon exercise of options to purchase common stock and vesting of RSUs.

The total intrinsic value of RSUs vested, options exercised and shares purchased pursuant to the ESPP during the years ended December 31, 2009, 2008 and 2007 is supplemental information for the Consolidated Statements of Cash Flows and is presented below (amounts in thousands):

	Year ended December 31,		
	2009	2008	2007
RSUs vested	$3,982	$4,986	$17,535
Options exercised	$ 4	$ 19	$ 5,230
Shares purchased pursuant to ESPP	$ 70	$ 77	$ 313

Awards outstanding at December 31, 2009 have the following total intrinsic value and weighted average remaining contractual terms:

	Outstanding at December 31, 2009	Intrinsic value (in thousands)	Weighted average remaining contractual term (in years)
Options outstanding	6,175,979	$ 2,574	4.3
Options exercisable and outstanding	3,171,462	$ 65	2.2
Restricted stock units outstanding	1,578,269	$13,526	1.1

Options outstanding at December 31, 2009 and expected to vest in the future, based on the Company's estimate of its pre-vesting forfeiture rate, have an intrinsic value of $1.9 million and weighted average remaining contractual term of 3.8 years. RSUs expected to vest after December 31, 2009, based on the Company's estimate of its pre-vesting forfeiture rate, have an intrinsic value of $9.9 million and weighted average remaining contractual term of 1.0 years. Cash generated from the exercise of stock options amounted to $5,000 for the year ended December 31, 2009.

Note 7: Commitments and Contingencies

The Company has noncancellable operating leases for its corporate facilities. The leases expire through 2013. Rent expense under operating leases totaled $1.1 million, $1.3 million, and $2.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company's capital lease commitments and $285,000 of the purchase commitments are included in the Company's Consolidated Balance Sheets. The Company's contractual commitments are as follows for the years ending December 31 (in thousands):

	2010	2011	2012	2013	2014 and thereafter	Total
Operating lease commitments	$1,890	$1,653	$1,592	$271	$—	$ 5,406
Purchase commitments	1,783	1,262	1,026	493	—	4,564
Capital lease commitments (net of imputed interest and executory costs)	568	210	—	—	—	778
Total	$4,241	$3,125	$2,618	$764	$—	$10,748

As of December 31, 2009, the Company has pledged $4.7 million as collateral for standby letters of credit and bank guaranties for certain of its property leases, which is included in Other long-term assets.

Litigation

On December 17, 2008, Anne D. Manos filed a shareholder derivative action against current and former officers and directors of the Company, as well as nominal defendant InfoSpace, in the Superior Court of the State of Washington in and for King County ("Court"). Although the Company is a nominal defendant, plaintiff purports to bring the action on behalf of the Company and thus does not seek monetary damages from the Company. Instead, plaintiff seeks to invalidate and recover certain payments made to the defendant officers and directors pursuant to a compensation program established by the Company's board of directors. Specifically, plaintiff alleges that the defendant officers and directors breached their fiduciary duties by accepting these payments and by approving such compensation program, which was designed to offset the diminution in value to InfoSpace employees' and board members' options that occurred as a result of cash distributions to stockholders in May 2007 and January 2008. On February 11, 2009, Ms. Manos filed a First Amended Complaint ("Complaint"), which is substantively identical to her original complaint, adding James N. Mercer as co-plaintiff. On March 20, 2009, the Company moved to dismiss the Complaint based on plaintiffs' failure to make the requisite pre-filing demand on the Company's board of directors. The individual defendants also moved to dismiss the Complaint for failure to state a claim for relief. On July 1, 2009, the Court denied the Company's motion to dismiss. The Court granted in part the individual defendants' motion and dismissed the non-director officers from the lawsuit after finding that the officers' acceptance of payments under the compensation program was insufficient to constitute a breach of their fiduciary duties. On July 13, 2009, the directors answered the Complaint, denying all wrongdoing. The Company's answer to the Complaint is due on February 26, 2010. On June 22, 2009, the Company appointed a Special Litigation Committee to investigate the claims made by the derivative plaintiffs. The case was stayed until February 1, 2010 pending the completion of the Special Litigation

Committee's investigation. No trial date has been set at this time. The Company has entered into indemnification agreements in the ordinary course of business with its officers and directors and may be obligated throughout the pendency of this action to advance payment of legal fees and costs incurred by the defendants pursuant to the Company's obligations under these indemnification agreements and applicable Delaware law.

From time to time the Company is subject to various legal proceedings or claims that arise in the ordinary course of business. Although the Company cannot predict the outcome of these matters with certainty, the Company's management does not believe that the disposition of these ordinary course matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Note 8: Income Taxes

Income tax expense from continuing operations consists of the following for the years ended December 31, 2009, 2008 and 2007 (in thousands):

	Years ended December 31,		
	2009	2008	2007
Current			
U.S. federal	$(2,629)	$ 3,159	$ (6,408)
State	5	20	—
Foreign	(9)	86	7
Total current expense (benefit)	$(2,633)	$ 3,265	$ (6,401)
Deferred			
U.S. federal	$ 2,814	$(2,667)	$19,810
Total deferred expense (benefit)	2,814	(2,667)	19,810
Income tax expense, net	$ 181	$ 598	$13,409

During 2009, the Company further impaired and sold its portfolio of ARS, which provided a net $6.9 million income tax benefit from the net reduction of its portion of the valuation allowance. Absent the effect of the ARS, the Company's income tax expense would have been $7.1 million, which would be primarily attributable to $2.7 million from current year operations and an increase of $4.2 million in the current year valuation allowance against the deferred tax assets. The income tax expense from continuing operations differs from the amount computed by applying the statutory federal income tax rate for the years ended December 31, 2009, 2008 and 2007 as follows (in thousands):

	Years ended December 31,		
	2009	2008	2007
Income tax expense (benefit) at federal statutory rate of 35%	$ 2,654	$(5,557)	$(24,873)
Foreign	(9)	86	7
State, net of federal benefit	3	13	—
Nondeductible compensation	11	436	22,316
Increase (decrease) in beginning of year valuation allowance balance	(2,680)	5,352	16,016
Other	202	268	(57)
Income tax expense, net	$ 181	$ 598	$ 13,409

The income tax expense from continuing operations reflects a decrease in the valuation allowance during the year ended December 31, 2009 of $2.7 million, while the Consolidated Balance Sheets reflect a decrease in the valuation allowance of $2.5 million. The decrease in the valuation allowance reflected in the income tax provision exceeded the decrease in the valuation allowance on the Consolidated Balance Sheets of $159,000. This difference is primarily attributable to the valuation allowance on the two off-setting deferred tax assets. The Company reduced the valuation allowance for the deferred tax assets on the Consolidated Balance Sheets by $1.5 million from settlements of compensation cost, where the compensation cost was in excess of the tax benefit. The Company increased the valuation allowance on the Consolidated Balance Sheets by $1.7 million for the increase in equity-based deferred tax assets.

The tax effect of temporary differences and net operating loss carryforwards from continuing operations that give rise to the Company's deferred tax assets and liabilities as of December 31, 2009 and 2008 are as follows (in thousands):

	December 31,	
	2009	2008
Deferred tax assets:		
Current	$ 2,018	$ 11,625
Non-current:		
Net operating loss carryforwards	293,655	289,115
Tax credit carryforwards	6,264	3,987
Depreciation and amortization	9,102	9,875
Other, net	8,101	7,059
Total non-current	317,122	310,036
Total gross deferred tax assets	319,140	321,661
Valuation allowance	(319,140)	(321,661)
Net deferred tax assets	$ —	$ —

At December 31, 2009 and 2008, the Company provided a valuation allowance against its net deferred tax assets for which significant uncertainty exists regarding the ultimate realization. The Company evaluates its deferred tax assets for future realization and reduces it by a valuation allowance to the extent that realization is not more likely than not. Many factors are considered when assessing the likelihood of future realization of deferred tax assets, including recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available for tax reporting purposes, trends in the industry and the current macroeconomic environment, and other relevant factors. At December 31, 2009 and 2008, the Company reassessed the realizability of its remaining net deferred tax assets and concluded that, based on available evidence, that realizability was not more likely than not. Accordingly, the Company provided a full valuation allowance on its net deferred tax assets. In the last quarter of 2007, the Company divested a significant portion of its business operations. The net changes in the valuation allowance during the years ended December 31, 2009 and 2008 are shown below (in thousands):

	Valuation allowance	
	2009	2008
Balance at beginning of year	$321,661	$324,328
Net changes to deferred tax assets	(2,521)	(2,667)
Balance at end of year	$319,140	$321,661
Net change during the year	$ (2,521)	$ (2,667)

As of December 31, 2009, the Company's U.S. federal net operating loss carryforward for income tax purposes was $815.0 million, of which $808.3 million relates to tax deductions for stock-based compensation and $6.7 million relates to tax deductions pertaining to the loss realized from the sale of the Company's ARS investments. When the net operating loss carryforwards related to excess stock-based compensation are recognized, the income tax benefit of those losses is accounted for as a credit to stockholders' equity on the Consolidated Balance Sheets rather than the Consolidated Statements of Operations and Comprehensive Income (Loss).

If not utilized, the Company's federal net operating loss carryforwards will expire between 2020 and 2028. Additionally, changes in ownership, as defined by Section 382 of the Internal Revenue Code, may limit the amount of net operating loss carryforwards used in any one year.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007 are as follows (in thousands):

	Unrecognized tax benefits
Balance at January 1, 2007 and 2008	$18,830
Gross increases for tax positions of prior years	—
Gross decreases for tax positions of prior years	—
Gross increases for tax positions of current year	—
Gross decreases for tax positions of current year	—
Settlements	—
Lapse of statute of limitations	—
Balance at December 31, 2009	$18,830

Total amount of unrecognized tax benefits that would affect the Company's effective tax rate if recognized was $1.3 million and $634,000 as of December 31, 2009 and 2008. The remaining $17.5 million and $18.2 million, if recognized, would create a deferred tax asset subject to a valuation allowance. If the Company released the valuation allowance, the amount would affect the Company's effective tax rate. The Company believes that its unrecognized tax benefits pertaining to state income taxes over the next twelve months may decrease by $566,000 upon the expiration of the statute of limitations on assessments.

The Company and certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2006, although net operating loss carryforwards and tax credit carryforwards from any year are subject to examination and adjustment for at least three years following the year in which they are fully utilized. As of December 31, 2009, no significant adjustments have been proposed relative to the Company's tax positions.


Form 10-K

The Company recognizes interest and penalties related to uncertain tax positions in interest expense and general and administrative expenses, respectively. As of December 31, 2009 and 2008, the Company had $252,000 and $144,000 of accrued interest related to uncertain tax positions, respectively, which is included in Accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheets.

Note 9: Restructuring

There were no Restructuring charges for the year ended December 31, 2009. Restructuring charges were $17,000 and $9.6 million for the years ended December 31, 2008 and 2007, respectively.

In 2007, the Company sold its directory and mobile services businesses and, as a result, committed to a plan to make operational changes to its business, which included a reduction in its workforce and, as part of the workforce reduction, consolidation of its facilities. The Company recorded $7.4 million of expense related to that plan in 2007, and $2.2 million of adjustments and additions in 2007 relating to a restructuring plan committed to in 2006, after the Company exited portions of its mobile business.

Restructuring charges for the years ended December 31, 2008 and 2007 consisted of the following (in thousands):

Type	Years ended December 31, 2008	Years ended December 31, 2007
Employee separation costs	$ 52	$7,963
Stock-based compensation	60	670
Losses on contractual commitments	(88)	831
Other	(7)	126
	$ 17	$9,590

At December 31, 2009, the accrued liability associated with the restructuring related charges was zero ($0) and consisted of the following (in thousands):

	Employee separation	Contractual commitments	Facility abandonment	Total
Reserve balance at December 31, 2007	$ 7,289	$ 230	$ 109	$ 7,628
Provision for restructuring	24	—	—	24
Adjustments	110	(86)	(101)	(77)
Payments in 2008	(7,419)	(144)	(8)	(7,571)
Reserve balance at December 31, 2008	4	—	—	4
Adjustments	(4)	—	—	(4)
Reserve balance at December 31, 2009	$ —	$ —	$ —	$ —

The Company does not expect to incur any material restructuring charges in future periods related to initiatives identified to date that have not yet been recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Form 10-K

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of the Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fourth quarter of 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
InfoSpace, Inc.
Bellevue, WA

We have audited the internal control over financial reporting of InfoSpace, Inc. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009, of the Company and our report dated February 25, 2010, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Seattle, WA
February 25, 2010

ITEM 9B. Other Information

On February 25, 2010, our Board of Directors approved a new form of indemnification agreement (the "2010 Indemnification Agreement") to be entered into between the Company and (i) each member of the Board, (ii) each of the Company's current executive officers, and (iii) any other employees, as the Company's Board of Directors or Chief Executive Officer deem appropriate from time to time (each such executing individual, an "Indemnitee").

The 2010 Indemnification Agreement becomes effective for each Indemnitee upon execution and governs the indemnification rights and obligations of the Indemnitee and the Company with respect to Proceedings (as defined in the 2010 Indemnification Agreement) that arose or may arise from an Indemnifying Event (as defined in the 2010 Indemnification Agreement). To the extent that an Indemnitee has previously executed an indemnification agreement with the Company, that previous indemnification agreement will govern the indemnification rights and obligations of the Indemnitee and the Company with respect to Proceedings that arose or may arise from an Indemnifying Event that occurred before the effective date of the 2010 Indemnification Agreement.

Pursuant to the 2010 Indemnification Agreement, the Company is required to, among other things, indemnify the Indemnitee to the fullest extent permitted by Delaware law in the event that the Indemnitee is a party to, witness to, or otherwise involved in any legal matter that relates to the Indemnitee's status as a director, officer, or employee of the Company. That indemnification obligation includes reimbursing the Indemnitee for any Expenses (as defined in the 2010 Indemnification Agreement) incurred in such matters, payment of losses or settlement amounts, and may include advancement of amounts for Expenses. The indemnification obligation is limited by any determination that the Indemnitee is not entitled to be indemnified under the 2010 Indemnification Agreement, federal law, or Delaware state law, and any advancement is subject to the requirement that the Indemnitee repay the advanced expenses if it is ultimately determined that the Indemnitee was not entitled to be indemnified. The 2010 Indemnification Agreement also limits the period of time in which the Company may bring a legal claim against the Indemnitee to three years from the date of accrual of such claim.

The foregoing description is a summary, does not purport to be a complete description of the 2010 Indemnification Agreement, and is qualified in its entirety by reference to the 2010 Indemnification Agreement, a copy of which is attached hereto as Exhibit 10.18.

PART III

As permitted by the rules of the Securities and Exchange Commission, we have omitted certain information from Part III of this Annual Report on Form 10-K. We intend to file a definitive Proxy Statement with the Securities and Exchange Commission relating to our annual meeting of stockholders not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and such information is incorporated by reference herein.

ITEM 10. Directors, Executive Officers and Corporate Governance

Certain information concerning our directors required by this Item is incorporated by reference to our Proxy Statement under the heading "Proposal One—Election of Directors."

Certain information regarding our executive officers is included in Part I, Item 1 of this report under the caption "Executive Officers and Directors of the Registrant" and is incorporated by reference into this Item.

Other information concerning our officers and directors required by this Item is incorporated by reference to our Proxy Statement under the heading "Additional Information Relating to our Directors and Executive Officers."

ITEM 11. Executive Compensation

The information required by this Item is incorporated by reference to our Proxy Statement under the heading "Additional Information Relating to Our Directors and Executive Officers."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Additional Information Relating to Our Directors and Executive Officers—Equity Compensation Plans."

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to our Proxy Statement under the headings "Proposal One—Election of Directors" and "Additional Information Relating to Our Directors and Executive Officers."

ITEM 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement under the headings "Proposal Two—Ratification of Appointment of Independent Registered Public Accounting Firm—Fees Paid to Independent Registered Public Accounting Firm for 2009 and 2008" and "Audit Committee Report."

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

(a)

1. ***Consolidated Financial Statements.***

See Index to Consolidated Financial Statements at Item 8 on page 48 of this report.

2. ***Financial Statement Schedules.***

All financial statement schedules required by Item 15(a)(2) have been omitted because they are not applicable or the required information is presented in the Consolidated Financial Statements or Notes thereto.

3. ***Exhibits.***

The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this report.

(b) ***Exhibits***

See Item 15 (a) above.

(c) ***Financial Statements and Schedules.***

See Item 15 (a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFOSPACE, INC.

By: /s/ WILLIAM J. LANSING
William J. Lansing
Chief Executive Officer and President

Date: February 25, 2010

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David B. Binder and Alesia L. Pinney, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities to execute any amendments to this Annual Report on Form 10-K, and to file the same, exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM J. LANSING William J. Lansing	Chief Executive Officer, President and Director (Principal Executive Officer)	February 25, 2010
/s/ DAVID B. BINDER David B. Binder	Chief Financial Officer and Treasurer (Principal Financial Officer)	February 25, 2010
/s/ ERIC M. EMANS Eric M. Emans	Chief Accounting Officer (Principal Accounting Officer)	February 25, 2010
/s/ JAMES F. VOELKER James F. Voelker	Chairman	February 25, 2010
/s/ JOHN E. CUNNINGHAM, IV John E. Cunningham, IV	Director	February 25, 2010
/s/ JULES HAIMOVITZ Jules Haimovitz	Director	February 25, 2010
/s/ RICHARD D. HEARNEY Richard D. Hearney	Director	February 25, 2010
/s/ ELIZABETH I. HUEBNER Elizabeth I. Huebner	Director	February 25, 2010
/s/ BRADEN R. KELLY Braden R. Kelly	Director	February 25, 2010
/s/ WILLIAM J. RUCKELSHAUS William J. Ruckelshaus	Director	February 25, 2010
/s/ LEWIS M. TAFFER Lewis M. Taffer	Director	February 25, 2010

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
3.1	Amended and Restated Certificate of Incorporation	10-K	March 27, 2003	3.1	
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation	8-K	June 5, 2009	3.1	
3.3	Restated Bylaws, as amended	8-K	November 20, 2007	3.2	
4.1	Form of Certificate of the Powers, Designations, Preferences and Rights of Series A Preferred Stock	S-1 (No. 333-86313), as amended	September 1, 1999	4.1	
4.2	Certificate of the Powers, Designations, Preferences and Rights of Series B Preferred Stock	S-1 (No. 333-58048), as amended	March 30, 2001	4.2	
4.3	Preferred Stock Rights Agreement, dated as of July 19, 2002, between the Company and Mellon Investor Services LLC, including the Form of Certificate of the Powers, Designations, Preferences and Rights of Series C Participating Preferred Stock, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively	8-K	July 24, 2002	4.4	
10.1*	1998 Employee Stock Purchase Plan	S-1 (No. 333-62323), as amended	August 27, 1998	10.3	
10.2*	InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan	8-K	December 11, 2006	10.1	
10.3*	Form of Restated 1996 Flexible Stock Incentive Plan Nonqualified Stock Option Letter Agreement	10-K	February 23, 2006	10.20	
10.4*	Terms of Stock Option Grant program for Nonemployee Directors under the Restated 1996 Flexible Stock Incentive Plan	10-K	March 3, 2005	10.24	
10.5*	Form of Restated 1996 Flexible Stock Incentive Plan Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement	8-K	December 11, 2006	10.2	
10.6*	Form of Restated 1996 Flexible Stock Incentive Plan Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement for US-Based Vice President or Above	10-Q	August 9, 2007	10.35	

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.7*	InfoSpace, Inc. Amended and Restated 2001 Nonstatutory Stock Option Plan	10-Q	August 9, 2007	10.6	
10.8*	Form of Amended and Restated 2001 Nonstatutory Stock Option Plan Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement	10-Q	August 9, 2007	10.33	
10.9*	InfoSpace, Inc. Switchboard Incorporated Stock Incentive Plan	S-8 (333-116641)	June 18, 2004	4.1	
10.10*	Form of InfoSpace, Inc. Restricted Stock Unit Award Tax Withholding Election Form	10-Q	August 9, 2007	10.34	
10.11*	Description of Acceleration of Vesting of Certain Unvested and "Out-of-the-Money" Stock Options	8-K	December 20, 2005	Item 1.01	
10.12	Office Lease Agreement, dated March 10, 2000, between InfoSpace, Inc. and Three Bellevue Center, LLC for office space located at 601 108th Avenue N.E., Bellevue, Washington	10-K	March 30, 2000	10.17	
10.13	Sixth Amendment to Office Lease Agreement dated September 26, 2005, between InfoSpace, Inc. and Three Bellevue Center LLC	8-K	September 29, 2005	10.28	
10.14	Ninth Amendment to Office Lease Agreement effective as of December 21, 2007, between InfoSpace, Inc. and WA—Three Bellevue Center, LLC	8-K	January 4, 2008	10.1	
10.15	Eleventh Amendment to Office Lease Agreement, effective as of April 23, 2009, between InfoSpace, Inc. and WA—Three Bellevue Center, LLC				X
10.16	Asset Purchase Agreement between Idearc Inc. and InfoSpace, Inc., dated as of September 15, 2007	8-K	September 19, 2007	2.1	
10.17	Asset Purchase Agreement between InfoSpace, Inc. and Motricity, Inc., dated as of October 15, 2007	8-K	October 18, 2007	2.1	
10.18	Form of Indemnification Agreement between the registrant and each of its directors and executive officers				X
10.19*	2009 InfoSpace Executive Bonus Plan	8-K	May 15, 2009	10.1	

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.20*	Employment Agreement effective as of October 7, 2008 between InfoSpace, Inc. and Michael J. Glover	10-Q	November 10, 2008	10.1	
10.21*	Employment Agreement, amended and restated effective as of October 28, 2008, between InfoSpace, Inc. and David B. Binder	10-Q	November 10, 2008	10.3	
10.22*	Employment Agreement, amended and restated effective as of October 28, 2008, between InfoSpace, Inc. and Eric M. Emans	10-Q	November 10, 2008	10.4	
10.23*	Amended and Restated Employment Agreement, amended and restated as of November 4, 2008, between InfoSpace, Inc. and James F. Voelker	10-Q	November 10, 2008	10.8	
10.24*	Employment Agreement effective as of February 2, 2009 between InfoSpace, Inc. and William J. Lansing	8-K	February 5, 2009	10.1	
10.25*	Employment Agreement, effective as of July 20, 2009 between InfoSpace, Inc. and Alesia L. Pinney	10-Q	August 6, 2009	10.2	
10.26*	Employment Agreement, effective as of May 22, 2009 between InfoSpace, Inc. and Leo S. Chang				X
10.27*	Employment Agreement, effective as of May 22, 2009 between InfoSpace, Inc. and John J. Rodkin				X
10.28†	Google Services Agreement and Order Form by and between Google Inc. and InfoSpace Sales LLC dated October 1, 2005	10-K	March 2, 2009	10.36	
10.29†	Amended and Restated Google Services Agreement by and between Google Inc. and InfoSpace Sales LLC dated October 1, 2005	10-K	March 2, 2009	10.37	
10.30†	Amendment Number One to Amended and Restated Google Inc. Services Agreement and Order Form dated November 6, 2006 by and between Google Inc. and InfoSpace Sales LLC	10-K	March 2, 2009	10.38	
10.31†	Amendment Number Two to Amended and Restated Google Inc. Services Agreement and Order Form dated February 1, 2008 by and between Google Inc. and InfoSpace Sales LLC	10-K	March 2, 2009	10.39	

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.32†	Amendment Number Four to Amended and Restated Google Inc. Services Agreement and Order Form dated December 1, 2008 by and between Google Inc. and InfoSpace Sales LLC	10-K	March 2, 2009	10.40	
10.33†	Yahoo! Search Marketing—Yahoo! Publisher Network Service Order #1-9935871, dated November 26, 2007, by and among Overture Services, Inc., Overture Search Services (Ireland) Limited, InfoSpace Sales LLC, InfoSpace Europe Limited and InfoSpace, Inc. (as guarantor)	10-K	March 2, 2009	10.41	
10.34†	Amendment #1 to Yahoo! Search Marketing—Yahoo! Publisher Network Service Order #1-9935871, dated January 31, 2008, by and among Overture Services, Inc., Overture Search Services (Ireland) Limited, InfoSpace Sales LLC, InfoSpace Europe Limited and InfoSpace, Inc. (as guarantor)	10-K	March 2, 2009	10.42	
10.36†	Amendment #2 to Yahoo! Search Marketing—Yahoo! Publisher Network Service Order #1-9935871, dated November 1, 2008 by and among Yahoo! Inc. (as successor-in-interest to Overture Services, Inc.), Overture Search Services (Ireland) Limited, InfoSpace Sales LLC, InfoSpace Europe Limited and InfoSpace, Inc. (as guarantor)	10-K	March 2, 2009	10.43	
21.1	Subsidiaries of the registrant				X
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm				X
24.1	Power of Attorney (contained on the signature page hereto)				X
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

* Indicates a management contract or compensatory plan or arrangement.

† Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Annual Report on Form 10-K and submitted separately to the Securities and Exchange Commission.


Form 10-K

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infospace®

DIRECTORS

James F. Voelker
Chairman of the Board

John E. Cunningham IV
Clear Fir Partners, LP

Jules Haimovitz
Haimovitz Consulting

Gen. Richard D. Hearney (Ret.)
Management Consultant

Elizabeth J. Huebner
Director

Braden R. Kelley
Health Evolution Partners

William J. Lansing
Director, Chief Executive Officer, and President

William J. Ruckelshaus
Audience Science, Inc.

Lewis M. Taffer
Management Consultant

EXECUTIVE OFFICERS

William J. Lansing
Chief Executive Officer, President, and Director

David B. Binder
Chief Financial Officer and Treasurer

Leo S. Chang
Chief Technology Officer

Eric M. Emans
Chief Accounting Officer

Michael J. Glover
Vice President, Distribution and Business Development

Stephen P. Hawthornthwaite
Vice President, Corporate Development

Alesia L. Pinney
General Counsel and Secretary

John J. Rodkin
General Manager of Search

STOCKHOLDER INFORMATION

Securities
InfoSpace common stock is traded on the Nasdaq Global Select market under the symbol "INSP."

Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
888.581.9372

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
925 Fourth Avenue, Suite 3300
Seattle, WA 98104

Investor Information
To request copies of InfoSpace's Annual Report on Form 10-K or other financial information, or to contact Investor Relations, please call 866.438.4677 or visit our corporate Web site at www.infospaceinc.com

Corporate Headquarters
InfoSpace, Inc.
601 - 108th Avenue NE, Suite 1200
Bellevue, WA 98004
425.201.6100
www.infospaceinc.com